REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

As filed with the Securities and Exchange Commission on November 22, 2005

Registration No. 333-121527

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 4 to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PERU COPPER INC.

(Exact name of Registrant as specified in its charter)

Canada	1000	None
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 920 475 West Georgia Street Vancouver, BC Canada V6B 4M9 (604) 689-0234	CT Corporation 111 Eighth Avenue New York, NY 10011 (212) 590-9330
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Christopher F. Schultz, Esq. Porzio, Bromberg & Newman P.C.	Paul M. Stein, Esq. Cassels Brock & Blackwell LLP
156 W. 56th Street New York, NY 10019 Tel: (646) 348-6755 Fax: (212) 957-3983	Scotia Plaza, Suite 2100, 40 King Street West Toronto, ON M5H 3C2 Tel: (416) 869-5300 Fax: (416) 360-8877

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price		Amount of registration Fee
Common Shares	72,135,417	$1.10	$79,348,958	(3)	$9,339
Common Share Purchase Warrants	6,313,424	$0.17	$1,073,282	(3)	$126
Common Shares Underlying Warrants	6,313,424	$1.10	$6,944,766	(3)	$818
Common Share Purchase Warrants(4)	3,488,709	$1.40	$4,884,185	(5)	$575
Common Shares Underlying Warrants(4)	3,488,709	$0.27	$941,952	(5)	$111
Total					$10,969

(1)	Common shares being registered for resale by various securityholders.
(2)	This registration statement also covers an indeterminate number of common shares that may be issued by reason of stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act of 1933.
(3)	Estimated solely for the purposes of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act on the basis of $1.10 per common share and $0.17 per common share purchase warrant, the average of the high and low prices for the Registrant’s common shares and common share purchase warrants reported on the Toronto Stock Exchange on December 17, 2004.
(4)	Securities not included in Calculation of Registration Fee in initial filing.
(5)	Estimated solely for the purposes of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act on the basis of $1.40 per common share and $0.27 per common share purchase warrant, the average of the high and low prices for the Registrant’s common shares and common share purchase warrants reported on the Toronto Stock Exchange on March 18, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

74,484,380 COMMON SHARES

9,258,653 COMMON SHARE PURCHASE WARRANTS

The Prospectus relates to the offering from time to time, by selling securityholders of Peru Copper Inc., of 65,225,727 of our common shares, 9,258,653 common share purchase warrants, and 9,258,653 common shares that may be issued as the result of the exercise of warrants, and such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Agreement described in the Prospectus. The prices at which the selling securityholders may sell the shares and the warrants will be determined by the prevailing market price for the shares and the warrants or in negotiated transactions. The selling securityholders will receive all of the net proceeds from the sale of the common shares and the warrants. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling securityholder.

Each whole warrant entitles its holder to purchase one common share at a price of US$2.00 per share at any time on or prior to March 18, 2006, after which date such warrant becomes null and void.

Our common shares and warrants are listed on the Toronto Stock Exchange under the symbols “PCR” and “PCR.WT,” respectively, and on the American Stock Exchange under the symbols “CUP” and “CUP.WS,” respectively. On November 21, 2005, the closing price of the common shares and warrants was C$2.35 and C$0.31, respectively, on the TSX, and $1.99 and $0.27, respectively, on the AMEX.

This investment involves a high degree of risk. Please see “ Risk Factors” beginning on page 7 for a discussion of those risks.

The Securities and Exchange Commission may take the view that, under certain circumstances, the selling securityholders and any broker-dealers that participate with the selling securityholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts, or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF,

OR HAS PERFORMED ANY REVIEW OF, THIS PROSPECTUS.

The date of this Prospectus is November 22, 2005

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different or additional information. This document may only be used where it is legal to sell these securities. The information in this document is accurate only as of the date of this Prospectus.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully elsewhere in this Prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire Prospectus carefully, including the information discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “Peru Copper”, “we,” “us” or “our” refer collectively to Peru Copper Inc. and its subsidiaries. Certain technical terms relating to geology and mining used in this Prospectus are defined in “Glossary.” In this Prospectus, references to “U.S. dollars” or “$” are to the currency of the United States, and references to “Canadian dollars” or “C$” are to the currency of Canada. The term “tonne” as used herein means a metric ton. A metric ton is equal to 1,000 kilograms or 2,204.62 pounds.

OUR COMPANY

We are a Canadian exploration company in the business of identifying and acquiring potentially mineable deposits of copper in Peru. We currently hold exploration rights and an option to acquire development rights to a deposit of porphyry copper in Peru called the Toromocho Project and are conducting exploration on this project. Our right to develop the Toromocho Project is dependent on our exercise of an option granted to us in the Toromocho Option Agreement entered into in 2003 with Empresa Minera del Centro del Peru S.A., a Peruvian state-owned mining company, also known as “Centromin”. The Toromocho Option Agreement gives us the right to acquire the mineral concessions and related assets held by Centromin in the Toromocho Project, including rights of use, and easements, buildings, a license for the use of water, and use of historical information regarding the mineral deposit. See “Toromocho Project” and “Toromocho Project Agreements—Toromocho Option Agreement.”

We incorporated in February 2004 and currently hold exploration rights and an option to acquire development rights with respect to only one deposit of porphyry copper in Peru, the Toromocho mineral deposit. No commercially viable copper reserves may exist in the Toromocho mineral deposit. We cannot be certain that we will be able to successfully explore and develop the Toromocho Project. See “Risk Factors—Our estimates of mineralization are only preliminary estimates and may not reflect the actual deposits or the economic viability of extraction.”

We are currently in the exploration phase of the Toromocho Project. During 2003 and 2004, we conducted a diamond drilling program in order to confirm historical drilling results and to identify and delineate additional mineralization. During 2005 and 2006, our exploration program includes analysis of drilling completed in 2004 and additional drilling to confirm previous and historical drilling results and to identify additional mineralization in the Northeastern area of the Project. Approximately 50,000 meters of additional drilling is planned for 2005. We commenced a prefeasibility study in August 2005, which is being carried out by SNC-Lavalin, and expect it to be completed early in 2006. See “Business—General” and “Toromocho Project—Proposed Exploration and Development Program.” During our exploration phase, we are also engaged in metallurgical testing as well as conducting studies to identify adequate water sources, and tailings pond sites to support mining operations. Based upon a preliminary evaluation, it appears that there are adequate sources of water and tailings pond sites for our development activities. We are studying the socio-economic impact of the Toromocho Project on the region and have recently hired a consulting firm to conduct more in-depth studies.

Based on a copper equivalent cutoff grade of 0.27%, Independent Mining Consultants, Inc. has estimated a total Measured and Indicated Mineral Resource for the Toromocho Project of 1,834 million tonnes at a copper grade of 0.47% and a copper equivalent grade of 0.68%. The estimate is based on metal prices of $1.00 per pound of copper, $10.00 per pound of molybdenum and $5.58 per ounce of silver. Independent Mining

Consultants has estimated this Mineral Resource by applying definitions recognized and required by Canadian regulations which are not recognized by the Securities and Exchange Commission. See “Business—Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources.”

CORPORATE INFORMATION

Peru Copper Inc. is a company incorporated under the Canada Business Corporations Act. We are a holding company and conduct our business through Peru Copper Syndicate Ltd., a Cayman Islands company wholly owned by us, which beneficially holds 100% of the interests in Minera Peru Copper S.A., a Peruvian company. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our principal executive offices are located Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9. Our telephone number is (604) 689-0234. Our Internet address is www.perucopper.com. Information posted on our website is not a part of this Prospectus.

RECENT DEVELOPMENTS

On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor, to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the project or development of the Toromocho Project by the Company.

On October 17, 2005, we announced that we have hired SNC-Lavalin of Montreal, Quebec, Canada to conduct the pre-feasibility study of the Toromocho Project.

On October 5, 2005, we announced an updated mineral resource estimate for the Toromocho Project, prepared by Independent Mining Consultants, Inc. See “Business—Toromocho Project—Mineral Resources.”

In June 2005 the name of our Peruvian subsidiary was changed to Minera Peru Copper S.A.

On May 9, 2005 we entered into purchase agreements whereby we can acquire up to approximately $9.6 million in outstanding bank debt of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), from three lender banks in Peru. Austria Duvaz owns mining concessions and surface rights adjacent to the Toromocho Project and operates a small underground mine in the Morococha area. Austria Duvaz has filed an injunction to prevent the Company from acquiring additional loans and has initiated proceedings against the Company in a Peruvian Court claiming, among other things, damages in the amount of $15 million. We believe these claims are without merit and have filed a response to the claims asserted by Austria Duvaz, on substantive grounds, and an appeal to the injunction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Litigation, Claims and Assessments—Sociedad Minera Austria Duvaz S.A.C.”

On April 15, 2005, this Registration Statement was declared effective by the Securities and Exchange Commission, for resale by selling securityholders of the securities issued in connection with the October 2004 private placement in the United States, the April 2004 Share Exchange and Secondary Private Placement and the March 2004 Treasury Private Placement, which are described below. The American Stock Exchange approved the listing of our common shares and warrants and trading commenced on April 19, 2005. On April 27, 2005, we filed a post-effective amendment to this Registration Statement, to incorporate an updated mineral resource estimate for the Toromocho Project. On July 8, 2005 and on August 22, 2005, we filed post-effective amendments to this Registration Statement, to incorporate unaudited interim consolidated financial information for the periods ended March 31, 2005 and June 30, 2005, respectively.

On January 24, 2005, we announced that Mr. Milton H. Ward resigned his position as a director of the Company, due to personal reasons. Mr. Ward had served as a director of the Company since May 2004. On February 8, 2005, the board of directors elected Mr. Thomas J. O’Neil as a director of the Company.

On October 6, 2004, we completed an initial public offering in Canada of 20,393,152 Units at C$1.65 per unit, each Unit consisting of one common share and a half warrant for gross proceeds of C$33,648,700. Each whole warrant entitles the holder to buy one of our common shares at a price of $2.00, on or before March 18, 2006. 825,000 Units sold in our initial public offering were sold to shareholders in satisfaction of existing pre-emptive rights. On October 20, 2004, we sold an additional 4,473,750 units at C$1.65 per unit for gross proceeds of C$7,381,687 to cover the underwriters’ over-allotment option.

At the time of the IPO, a private placement of our securities was completed in the United States, in which we sold 9,431,848 units, each unit consisting of one common share and one-half warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share on or before March 18, 2006.

On March 18, 2004, we completed a private placement in Canada and issued 8,571,429 placement units. Each placement unit issued in this Treasury Private Placement consisted of one non-interest bearing, unsecured convertible note and one-half of a special warrant. Upon completion of the IPO and without payment of additional consideration, each note automatically converted into 1.1 common shares and each whole special warrant automatically exercised into 1.1 warrants. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share on or before March 18, 2006.

Concurrently we entered into a shareholders’ agreement with several selling securityholders of Peru Copper Syndicate Ltd. (a Cayman Islands company), by the terms of which the selling securityholders agreed to effect a share exchange as a result of which Peru Copper Syndicate Ltd. would become our wholly-owned subsidiary. On April 30, 2004, this Share Exchange was completed and the selling securityholders exchanged all of their common shares of Peru Copper Syndicate Ltd. in consideration for 46,999,999 common shares and 3,000,000 notes of Peru Copper. The notes were then sold by the selling securityholders pursuant to a secondary private placement. Each note sold in this Secondary Private Placement automatically converted into 1.1 common shares upon the completion of the IPO without payment of additional consideration.

This Registration Statement relates to the offering by the Company’s selling securityholders of (i) 9,431,848 common shares, 4,715,924 warrants and 4,715,924 common shares underlying warrants issued in the October 2004 private placement in the United States, (ii) 9,428,570 common shares and 4,714,284 warrants issued upon conversion of the notes and the special warrants issued in the Treasury Private Placement and 4,714,284 common shares underlying these warrants, (iii) 3,300,000 common shares issued upon conversion of the notes issued in the Secondary Private Placement, (iv) 46,999,999 common shares issued in the Share Exchange plus one common share issued upon incorporation, and (v) 3,110,000 common shares, 1,555,000 warrants and 1,555,000 common shares underlying warrants purchased by certain existing shareholders in the IPO.

THE OFFERING

Common shares offered(1)	74,484,380 offered by the selling securityholders

Warrants offered	9,258,653 offered by the selling securityholders

Common shares outstanding on October 31, 2005(2)	95,956,474

Shareholder Lock-up

Selling securityholders holding an aggregate of 47,000,000 common shares have entered into an agreement, subject to certain conditions, not to issue, sell or offer or dispose of, directly or indirectly, any common shares or any securities convertible into or exchangeable for common shares, until October 6, 2006 without the prior written consent of BMO Nesbitt Burns Inc, such consent not to be unreasonably withheld, except for exercises or conversions of stock options or convertible securities, tenders of common shares in bona fide third-party takeover bids, or securities purchased in our October 2004 IPO in Canada. All of these shares are included in the shares being registered in connection with the resale Prospectus that forms a part of this Registration Statement on Form F-1. There are no understandings or arrangements providing for the release of any of these shares prior to October 6, 2006.

Use of proceeds

We will not receive any proceeds from the sale of our common shares by the selling securityholders. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling securityholder. We will use these proceeds for general corporate purposes.

AMEX symbols	CUP, CUP.WS

TSX symbols	PCR, PCR.WT

Plan of Distribution

The offering is made by the selling securityholders named in this Prospectus, to the extent they sell shares. Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices.

Risk Factors

You should carefully consider all the information in this Prospectus. In particular, you should evaluate the information set forth in the section of the Prospectus entitled “Risk Factors” beginning on page 7 before deciding whether to purchase the common shares and warrants.

Dividend Policy

We have not paid dividends in the past and do not expect to pay dividends in the near future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, to retire debt. Our future dividend policy will be determined by our directors. See “Dividend Record and Policy.”

(1)	Consists of (i) 65,225,727 shares of common stock and (ii) 9,258,653 shares of common stock issuable upon the exercise of warrants with an exercise price of $2.00 per share.
(2)	Based on the number of shares issued and outstanding on October 31, 2005. Excludes, as of October 31, 2005, (A) 7,514,000 shares of common stock issuable on the exercise of outstanding stock options at a weighted average exercise price of C$1.65 per share, (B) 1,441,357 shares of common stock available for future issuance under our Share Option Plan, (C) 174,688 shares of common stock issuable upon exercise of outstanding agent options granted to BMO Nesbitt Burns Inc. and Haywood Securities Inc., two of the underwriters of our Canadian initial public offering, at an exercise price of $1.40 per share, and (D) 21,862,659 common shares issuable upon exercise of outstanding warrants at an exercise price of $2.00 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth Peru Copper Inc.’s summary financial information as at September 30, 2005, December 31, 2004 and December 31, 2003 and for the periods from April 24, 2003 to December 31, 2003, the year ended December 31, 2004, the nine month period ended September 30, 2005 and for the period from April 24, 2003 to September 30, 2005. The selected financial information is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to, Peru Copper’s consolidated financial statements, including the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operation included elsewhere in this Prospectus. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and have been reconciled to U.S. generally accepted accounting principles. See Note 10 to Peru Copper Inc.’s annual Consolidated Financial Statements. Peru Copper uses the United States dollar as its reporting currency and in this Prospectus (unless otherwise indicated). The unaudited interim consolidated financial information for the period ended September 30, 2005 reflects all normal and recurring adjustments that are necessary for a fair presentation of the financial position and results of operations for the interim period presented. Results of operations in any period are not necessarily indicative of results in any future period.

	Period from April 24, 2003 to December 31, 2003	Year ended December 31, 2004	Nine Month Period ended September 30, 2005 (unaudited)	Period from April 24, 2003 to September 30, 2005
Operating Results
Net Revenues	$—	$—	$—	$—
Interest Income	2,270	261,441	656,218	919,929
Expenses	46,011	538,729	2,965,742	3,550,482
Net loss for the period following Canadian GAAP	(43,741)	(277,288)	(2,309,524)	(2,630,553)
Net effect of writedown of deferred expenditures	(1,206,428)	(11,550,170)	(13,673,001)	(26,429,599)
Net loss under U.S. GAAP	$(1,250,169)	$(11,827,458)	$(15,982,525)	$(29,060,152)
Loss per share following U.S. GAAP	$(0.03)	$(0.18)	$(0.17)	$—

	As at December 31, 2003	As at December 31, 2004	As at September 30, 2005 (unaudited)
Financial Position
Total assets under Canadian GAAP	$1,473,367	$55,730,326	$56,280,890
Total assets under U.S. GAAP	266,939	42,973,728	29,851,291
Total liabilities under Canadian & U.S. GAAP	329,549	1,382,760	1,496,201
Shareholders’ equity under Canadian GAAP	1,143,821	54,347,566	54,784,689
Shareholders’ equity (deficit) under U.S. GAAP	$(62,607)	$41,590,968	$28,355,090

RISK FACTORS

Investment in our common shares and warrants involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this Prospectus before making a decision to invest in our common shares and warrants. Any of the following risks could adversely affect our business, financial condition and results of operations, in which case the trading price of our common shares and warrants could decline and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We are an exploration-stage company with a very limited operating history and our estimates of mineralization are only preliminary based primarily on past drilling data which may not reflect the actual deposits or the economic viability of extraction.

We are engaged in copper mineral exploration. We have no operating history upon which to base estimates of any future production, operating costs and results. The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. See “Toromocho Project—Mineral Resources.”

Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors can render production uneconomical at particular sites.

The mineralization estimates that we have relied upon regarding the Toromocho Project are, to a large extent, based upon the interpretation of geologic data obtained from historical drill holes and other sampling techniques. We have further relied upon a technical report and a historical feasibility study which was obtained by a previous owner. These reports and studies derive estimates of costs based upon:

•	anticipated tonnage and grades of ore to be mined and processed,

•	the estimated configuration of the ore body,

•	expected recovery rates from the ore,

•	estimated operating costs, and

•	anticipated climatic conditions and other factors.

Past drill hole data was prepared by former operators during 1966-1976 and we have done only limited drilling to confirm the past data. The past data does not reveal the drilling methods used by the former operators of the Toromocho Project, how the historical drill hole data was analyzed, or the nature of the assay procedures used.

The accuracy of estimates is affected by the quantity and quality of available data. We do not know, for example, whether it will be economically feasible to extract and process the copper even if the past mineral estimates and target locations are accurate.

As a result, it is possible that actual costs and economic returns will differ significantly from those currently estimated for the Toromocho Project.

In addition, it is also not unusual in mining operations to experience unexpected problems both during start-up and during ongoing operations. To the extent that unexpected problems occur affecting our production in the future, our revenues may be reduced, costs may increase and our profitability may be adversely affected.

We currently depend on a single mineral property, which is in the early stages of exploration and even if it is developed, negative developments affecting the property could adversely affect our business.

Even if we are successful in meeting the requirements to exercise the option to acquire the Toromocho mining concessions and assets, our business will be dependent upon this single mining property. Unless we acquire more properties or projects, any negative development affecting this property or our rights to develop our mining concessions on this property, could materially and adversely affect our business, financial condition and results of operations. See “Toromocho Project”.

We have a history of losses and we expect to incur losses in the future.

As an exploration company that has no production history, we have incurred losses since our inception. From April 24, 2003, when our exploration activities began, through September 30, 2005, we had no revenues and incurred losses of $2,630,553. We believe that we will be unable to generate enough revenue to offset our operating costs and, therefore, expect to continue to experience losses until we complete our exploration work on the Toromocho Project, successfully complete a feasibility study and develop the Toromocho Project into an operating mine. There can be no assurance that we will successfully complete our exploration work, develop an operating mine, or achieve or sustain profitability in the future.

Copper exploration is highly speculative in nature and there can be no certainty of our successful development of profitable commercial mining operations.

Copper exploration is highly speculative. It involves many risks and frequently is not productive. Our copper exploration efforts may not be successful. The mineralization that we have reported in Canada, as required by Canadian regulations is an “inferred resource” which the SEC does not recognize. Investors cannot assume that we will ever be successful in converting the inferred resource into proven and probable mineral resources. Success in identifying commercially viable proven and probable mineral reserves is based upon a number of factors, including:

•	the quality and experience of our management,

•	our level of geological and technical expertise,

•	the quantity and quality of land available to us for exploration, and

•	many other factors outside of our control.

We have never had mineral producing properties. We cannot be certain that commercial quantities or grades of minerals will be discovered at the Toromocho Project or other future properties. The metallurgical properties of any minerals found may make them uneconomic to process. Even if commercial quantities and grades of minerals are discovered, we cannot be certain that any property will ever be brought to a stage where minerals can profitably be produced from it. Factors which may limit our ability to produce minerals from our properties include the market price of the minerals being sought, availability of additional capital and financing, and the nature and location of any mineral deposits.

It may take several years of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. We cannot be certain that our exploration programs will result in profitable commercial mining operations.

We do not own the mining concessions and assets of the Toromocho Project and may not satisfy the terms of the option agreement to acquire such concessions.

We do not own the mining concessions in the Toromocho Project. The concessions to mine the Toromocho Project and the land and related assets are held by Centromin, a Peruvian state-owned mining company, and others. We hold an option that expires June 11, 2008 to acquire the Toromocho Project mining concessions and related assets held by Centromin. To exercise our option with Centromin, we must make yearly minimum expenditures on the project and provide letters of credit of up to $3,000,000 to Centromin until we meet each yearly minimum expenditure requirement. See “Toromocho Project Agreements—Toromocho Option Agreement.” The option may only be exercised if we deliver to Centromin a detailed Feasibility Study on the Toromocho Project and provide evidence to them that we either:

•	have at least one mining operation or concentrator with a capacity of 10,000 tonnes per day, and a net shareholders’ equity of $100,000,000, or

•	that a financial institution acceptable to Centromin is willing to provide the financing required for the development of the Toromocho Project, as described in the Feasibility Study.

We do not now satisfy the conditions for option exercise. In the event that we do not in the future satisfy the option exercise conditions, we may become subject to penalties or lose our option. If this happens, we will have lost all monies spent on the Toromocho Project. See “Toromocho Project Agreements—Toromocho Option Agreement”.

Historical metallurgical testing at Toromocho indicates limitations on producing high-grade copper concentrate resulting in higher costs to us and lower pricing for our product.

The results of historical metallurgical testing at Toromocho indicate an inability to produce copper concentrate grades higher than approximately 22% copper, at recovery levels in the low 80% range. Our metallurgical testing has produced copper concentrate with average grades of 25% at an average recovery level of 85%, based on arithmetical averages of material tested, using a conventional crushing, grinding and multi-stage floatation process. Testing is continuing to determine the best process method. On June 20, 2005, we reported testing of seven composite samples that are representative of the Toromocho deposit. The arithmetic average of the samples resulted in a concentrate assay of 26.9% copper and copper recovery that varies between 86% and 87%. Our inability to produce high-grade copper concentrates at high recovery rates could increase our operating costs and reduce the potential profitability of our future operations.

We may not be able to access sufficient water, power and tailings storage areas that will be necessary in order to develop the Toromocho Project into an operating mine.

The current supply of water and electricity at the Toromocho Project site is limited. We may need to access additional water and electricity sources in order to develop the Toromocho Project. In addition, we will need to locate and develop storage areas for tailings. Our inability to secure adequate water and power resources or adequate storage areas for tailings sufficient to run a large open pit deposit could prevent or hinder our ability to fully exploit and develop the Toromocho Project. We cannot be certain that we will be able to obtain the permits and easements required to access these sources nor what the cost of such access will be.

We will require a significant amount of capital to fund our operations, our ability to obtain additional capital depends on many factors beyond our control and lack of adequate capital could delay or prevent us from achieving profitability.

With the proceeds of our recent initial public offering, we expect to have sufficient financial resources to complete the current exploration program for the Toromocho Project, including drilling, metallurgical studies and feasibility studies. Further exploration and development of the Toromocho Project, will require significant amounts of additional capital. Accordingly, the continuing exploration and development at the Toromocho Project will depend upon our ability to obtain financing through debt financing, equity financing, joint venture relationships, or other means. We have recently retained UBS Investment Bank as a financial advisor to assist the

Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The fact that we are engaged in the early stages of mining exploration in Peru, a country experiencing political and economic unrest, may limit the sources of financing available to us as well as increase the cost to us of securing that financing. We may not be successful in obtaining the required financing on terms acceptable to us for these or other purposes.

Fluctuations in copper prices could adversely affect our future profitability and we do not have a hedging policy to protect us from such fluctuations.

Our future profitability and long-term viability will depend, in large part, on the global market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond our control, including:

•	inflation,

•	global copper demand,

•	global copper supply,

•	speculative activities, and

•	political and economic conditions.

These factors could negatively impact the price for copper and lower copper prices would negatively impact our future profitability. We do not have a hedging policy to protect us from a decline in copper pricing and have no intention to establish one while we are in the exploratory phases of our operations. In addition, we may not have the ability to purchase hedging instruments in the future. Hedging instruments may also not protect us adequately from fluctuations in the market price of copper.

We may not be able to satisfy minimum investments to develop the mining concessions and if we do not, we could become subject to penalties and to the loss of our mining concessions.

Even if we satisfy all the requirements to exercise our option to acquire Centromin’s mining concessions and assets, we will be required to spend 70% of the minimum investment necessary to develop the mining concessions within five years after exercise. If we fail to make yearly minimum investments to develop the mining concessions acquired from Centromin, we could become subject to significant cash penalties or lose the mining concessions and assets which could increase our operating costs or could have a material adverse effect on our ability to continue operations. See “Toromocho Project Agreements—Toromocho Option Agreement”.

Easements and rights of use owned by others in or near the Toromocho Project may interfere with our ability to develop our mining concessions.

Two third parties are currently operating small underground mines close to the area containing the Toromocho Project. One of them, Corona, which is owned by Pan American Silver Corp., has been granted a temporary easement by Centromin to gain access to its mining operations through a central shaft located within the Toromocho concessions. These third-party underground mining operations may restrict our ability to explore and develop our Toromocho mining concessions and adversely affect our cost of operations and future profitability.

In addition, the northern part of the Toromocho concessions includes the town of Morococha with approximately 2,700 residents. Our ability to develop any mineral deposits in that area could be restricted or our costs could be significantly increased and our future profitability adversely affected.

We may not satisfy the terms of our agreements with Corona to exchange mining concessions in the Toromocho Project which could have an adverse effect on our ability to fully develop the Project.

We have an option to acquire other Toromocho concessions held by Corona. In exchange, we granted Corona the option to acquire mining concessions within the Toromocho concessions near to Corona’s other mining operations. Any failure to conclude these transactions could adversely affect our ability to fully develop the Toromocho concessions.

Additional mining concessions adjacent to the Toromocho Project are owned by third parties and we may not be able to acquire these rights which could increase our cost of operations or adversely affect our ability to fully develop the Project.

Some mineral concessions adjacent to the Toromocho Project are owned by third parties and are not part of the agreements with Centromin or Corona. Our inability to acquire these rights may increase our operating costs or adversely affect our ability to fully explore and develop our mining concessions in the Toromocho Project. See “Toromocho Project—Property Description and Location—Mineral Concessions and Surface Rights”.

We may not be able to secure good title to the mining concessions which could delay or restrict the exploration and development of the Toromocho Project.

Our ability to secure good title to mining concessions is subject to known and unknown existing third-party rights in the mining concessions or property. Third parties may claim unrecorded rights to underlying portions of our interests in the Toromocho Project, and other future properties in which we acquire an interest. Such third-party rights could include prior unregistered liens, unregistered agreements, rights of way, easements, transfers or claims.

A lawsuit has been filed in Peru by Compania Minera Natividad, a company owned by Pan American Silver Corp., disputing our purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. If it is not resolved, this proceeding or any subsequent litigation and appeals could adversely affect our ownership and use of these additional concessions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Litigation, Claims and Assessments—Compania Minera Natividad.”

In addition, the Toromocho Project had been owned by Cerro de Pasco before it was nationalized by the Peruvian government in 1974. It is unclear whether the rights of a prior owner like Cerro de Pasco would ever be resurrected. Any claim relating to the Toromocho mining concessions and related assets could result in expensive litigation to protect our rights without any certainty as to the outcome.

Our operations are subject to risks and hazards inherent in the mining industry all of which could have adverse effects on our financial condition, results of operation and future cash flows.

Our operations are and will continue to be subject to all of the hazards and risks normally incidental to exploring, developing and exploiting natural resources. Some of these risks include:

•	environmental hazards,

•	industrial accidents,

•	labor disputes,

•	unusual or unexpected geologic formations or other geological or grade problems,

•	unanticipated changes in metallurgical characteristics and copper recovery,

•	unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts,

•	periodic interruptions due to bad or hazardous weather conditions and other acts of God, and

•	unfavorable operating conditions.

If any of these risks and hazards adversely affect our mining operations or our exploration activities, they may:

•	increase the cost of exploration, development or production to a point where it is no longer economically feasible to continue,

•	require us to write down the carrying value of one or more mines or a property,

•	cause delays or a stoppage in the exploration, development or production of copper,

•	result in damage to or destruction of mineral properties or processing facilities, and

•	result in personal injury or death or legal liability.

All of these adverse consequences may have a material adverse effect on our financial condition, results of operation, and future cash flows of the Company.

Our operations are subject to environmental risks and we have assumed responsibility for environmental remediation of our activities in the Toromocho Project.

We have assumed responsibility for any environmental liabilities resulting from our activities in Toromocho. Our current or future operations, including development activities, are also subject to extensive environmental regulations and contractual obligations with Centromin. We are subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products from our mining activities. Under the Toromocho Option Agreement, it is our responsibility to control and remediate waste, effluents, tailings or other residual materials which might be generated as a result of exploration efforts. This includes restoration of surface areas that have been disturbed by the construction of drilling platforms. If the Toromocho option is exercised, the Company becomes responsible for environmental liabilities that were created by Centromin or by its predecessors, estimated by SVS Ingenieros S.A. to be $7.3 million, not including two reclamation projects currently being undertaken by Centromin and third parties at a total estimated cost of approximately $14.5 million plus annual operating costs of $2 million.

The payment of any liabilities or the costs that we may incur to remedy environmental impacts would reduce funds otherwise available to us for operations. We might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential financial exposure to us may be significant. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) as it is not generally available at what we believe to be a reasonable price.

Currency fluctuations may adversely affect our costs.

Since we use the United States dollar as our reporting currency, the effects on operating costs and on cash flows of fluctuations in the foreign exchange rate and the escalation of the Peruvian Nuevo Sol relative to the U.S. dollar may be significant. We do not intend to enter into hedging contracts in connection with currencies. The appreciation of the Peruvian Nuevo Sol against the U.S. dollar would in U.S. dollar terms increase the costs of exploration and development of the Toromocho Project, increase the future operating costs of any future mines, and increase future taxes and royalties paid to the government of Peru. These increased costs could affect the economic viability of mineralization and negatively impact copper production at our mining operations, which could materially and adversely affect our profitability, results of operation and financial condition. During 2004, the exchange rate between the U.S. dollar and the Peruvian Nuevo Sol generally remained at or below NS 3.50 per $1.00. At October 31, 2005 the exchange rate was NS 3.38 per $1.00.

Our business could be adversely affected if we fail to comply with extensive government regulations or fail to obtain, renew or comply with necessary licenses and permits.

Our operations and properties are subject to environmental, health and safety, and other laws and regulations in the jurisdictions in which we operate. For example, we are subject to laws and regulations governing:

•	health and safety,

•	labor standards,

•	employment,

•	waste disposal,

•	protection of the environment,

•	mine development and prospecting,

•	mineral production,

•	use of water,

•	exports, and

•	taxes.

It is possible that we may not be able to comply with existing and future laws and regulations. In addition, future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes to the terms of our permits and agreements for our properties, which could have a material adverse impact on our current exploration program and future development projects.

Obtaining necessary permits and licenses can be a complex, time consuming process and we cannot be certain that we will be able to obtain all required permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict us from proceeding with the development of an exploration project or the development and operation of a mine. Any failure to comply with applicable laws and regulations or permits could result in interruption or closure of exploration, development or mining operations, or fines, penalties or other liabilities. We could also lose our mining concessions under the terms of our existing agreements.

The copper supply industry is subject to a world-wide antitrust investigation which could adversely affect the copper industry and copper prices.

It has been reported in the press that there is a multi-jurisdictional and industry-wide investigation relating to competitive practices in the copper concentrate market. The investigation was commenced in May 2003 by the Department of Justice, the Directorate-General of Competition of the European Commission, and the Competition Bureau of Canada and there have been no announcements by the investigating authorities since that time discussing the investigation or its outcome. A recent article in Mining Journal, dated February 25, 2005, reported that the Department of Justice and the Competition Bureau of Canada have closed their investigations without making charges, although the investigation by the European Commission is ongoing.

We cannot be certain what the timing or ultimate outcome of the investigation will be. We also cannot determine the impact, if any, this investigation will have on our future operations, the copper industry, copper prices or on our ability to operate profitably. The investigation may reveal that copper production has been artificially restricted or copper prices otherwise artificially or illegally inflated. If that is the case and such anti-competitive practices are terminated as a result of the investigation, copper prices may fall and revenue from the sale of copper concentrates may decline. If such events occur in the future at a time when we have commenced mining operations, they could have a material adverse effect on our profitability.

We are likely to be deemed to be a passive foreign investment company for U.S. federal income tax purposes, which could lead to additional taxes for U.S. holders of our shares or warrants.

A passive foreign investment company or PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year. The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income. We believe that as of the end of 2004, the IRS would have treated us as PFIC. Based on our current income, assets and activities, it is likely that we will be considered a PFIC for U.S. federal income tax purposes for at least one or two years, if not more. As a result, a U.S. holder of our common shares or warrants could be subject to substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s common shares or warrants or upon the receipt of “excess distributions” from the Company. In the alternative, U.S. holders may enter into certain U.S. tax elections that may result in a current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition. See “Material United States Income Tax Consequences—Our Status as a Passive Foreign Investment Company.”

Our insurance coverage does not cover all potential losses.

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, and monetary losses and possible legal liability. Where we consider it practical to do so, we maintain insurance in amounts that we believe to be reasonable, including insurance for workers’ compensation, theft, general liability, destruction of property, autos and mobile equipment. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, our insurance policies may not provide coverage for all losses related to our business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on our profitability, results of operation and financial condition. We cannot be certain that insurance will be available to us, or that it will be available on terms and conditions acceptable to us. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

We rely on our management team, outside contractors, experts and other advisors and the loss of any of them, if they cannot be replaced, could have a material adverse effect on our business and financial performance.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our small senior management team, as well as outside contractors, experts and other advisors. In making an investment in the common shares and warrants, you must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors, experts and other advisors that we hire to advise us. The loss of one or more member of senior management, key employees or contractors, if not replaced, could materially adversely affect our operations and financial performance. See “Directors, Officers and Key Employees.”

Several of our directors and officers serve on boards of other natural resource, exploration and development companies and may have conflicts of interest.

Most of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be or come into a position of conflict with us.

We are a small operator in a highly competitive industry and may not have the adequate resources to compete effectively.

We compete with other mineral exploration and mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. Upon the start of production we will compete against large and established companies in the world market to sell our products. Many of our competitors have greater resources than we do. Increased competition could result in increased costs and lower prices for copper and reduced profitability. Consequently, our revenues, operations and financial condition could be materially adversely affected.

You may be unable to enforce actions against us or against certain of our directors and officers under U.S. federal securities laws.

We are incorporated under the Canada Business Corporations Act and our executive office is in Vancouver, British Columbia. Some of our directors and officers are citizens or residents of countries other than the United States and all, or substantially all, of our assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for you to effect service of process within the United States upon our directors and officers or to realize in the United States upon judgments against such persons granted by courts of the United States based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability against us and against our non-U.S. resident directors and officers, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability against us and against our non-U.S. resident directors and officers in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. As a result, it may not be possible to enforce those actions against us or against certain of our directors and officers.

RISKS RELATING TO THE POLITICAL AND ECONOMIC ENVIRONMENT IN PERU

We are subject to the risks associated with foreign operations.

The Toromocho Project is located in central Peru and, accordingly, we are subject to risks normally associated with exploration for and development of mineral properties in Peru. Peru is a developing country that has experienced political and economic difficulties over the years. Our mineral exploration activities could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time in the past, Peru has nationalized private businesses including mining companies. There can be no assurance that the Peruvian government will not nationalize mining companies and their assets in the future.

Peru has experienced political and social unrest and protestors have recently targeted foreign firms in the mining sector. In a recent example of continued political and social unrest in Peru, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, who was democratically elected in 2002, including that he had sold out Peru’s interests to foreigners and demanded that he resign. The incident lasted three days until all of the rebels were captured. The rebels are now in jail in Lima pending charges. Our operations could be adversely affected by continued political and social unrest in Peru.

Changes in Peruvian royalty regulations could increase our operating costs.

Our ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which we have no control.

A new law was recently passed in Peru requiring royalties of 1% to 3% of net smelter returns to be charged on Peruvian mining production. This law is now in force. Following its enactment the law was modified to, among other things, exempt from the new law mining projects such as ours with pre-existing contractual agreements to pay royalties. However, future changes in the government mandated royalties charged on mining operations in Peru could materially adversely affect our results of operations.

If Peru increases taxes in the future, there could be an adverse effect on the cost estimates that we have utilized in estimating mineralization, on our future operating costs and on our future profitability.

Although we currently have no revenues from our operations in Peru, we are required to pay taxes in Peru on earnings generated from our Peruvian operations and these taxes are subject to change in the future. Our estimates regarding the operating costs of the Toromocho Project which we utilized in estimating mineralization have assumed a current Peruvian tax rate, which may be increased in the future. Accordingly, our cost estimates may not represent an accurate statement of our future tax costs.

RISKS RELATING TO OUR COMMON SHARES AND WARRANTS AND THE TRADING MARKET

We may, in the future, issue additional common shares or other securities, which would reduce investors’ percentage ownership and may dilute the value of our shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preference shares without par value. Additional financing needed to continue exploration and development of the Toromocho Project may require the issuance of additional common shares, preference shares, warrants or other securities which may result in substantial dilution in the percentage of our shares held by our then existing shareholders. We may value any securities issued in the future on an arbitrary basis. The issuance of additional securities for future services or acquisitions or other corporate actions may also have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on the trading market for our common shares.

There is a limited history of public trading in the market for the common shares and warrants.

The common shares and warrants were recently listed on the TSX and the American Stock Exchange, and there is a limited trading history from which you can make an investment decision to purchase the common shares and/or warrants. There can be no assurance that an active market for the common shares and warrants will develop or be sustained in the United States. If an active public market for the common shares does not develop in the United States, the liquidity of your investment may be limited.

We have not and do not plan to pay dividends.

We have never declared or paid any dividends on our common shares and do not currently intend to pay dividends in the future. Earnings, if any, will be retained to finance further growth and development of our business. See “Dividend Record and Policy.”

You may also experience dilution upon exercise of convertible securities.

In the event that all of our common share purchase warrants and other warrants and stock options and other options are exercised, there will be an additional 29,551,347 common shares available for trading in the public market. The increase in the number of common shares in the market will result in the dilution of your voting power.

We may pursue certain strategic alternatives and fail to accomplish them, which could significantly reduce the price of the our common shares and warrants.

On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor, to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. There can be no assurance that the Company will be able to implement any of these strategic alternatives. Furthermore, if we decide to sell a portion of the Toromocho Project to a strategic partner or to sell the project and find that we cannot accomplish either of these alternatives on favorable terms, the investment community could interpret this negatively and, as a result, the price of our common shares and warrants might be reduced significantly.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Prospectus may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places including, without limitation, “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and include statements regarding:

•	strategies, outlook and growth prospects;

•	future plans and potential for future growth;

•	liquidity, capital resources and capital expenditures;

•	growth in demand for our products;

•	economic outlook and industry trends;

•	developments of our markets;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.

The forward-looking statements in this Prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of future acquisitions of mining concessions and properties, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Peruvian economy, political stability in Peru, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission.

Except to the extent required by law, neither we, nor any of our agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this Prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of securities offered by the selling securityholders, other than amounts representing the warrant exercise price received upon exercise of the common share purchase warrants. If all of the warrants are exercised, the net proceeds would amount to $19,604,266. The net proceeds from warrant exercises will be used by the Company to fund exploration activities, land acquisitions and for working capital and general corporate purposes.

We agreed to share the expenses of registering the securities covered by this Prospectus with BMO Nesbitt Burns Inc., the lead underwriter of our October 2004 initial public offering in Canada, who paid C$250,000 of registration expenses associated with this Prospectus, including filing, printing, accounting, counsel, blue sky clearance, one counsel for investors and investors’ reasonable expenses.

DIVIDEND POLICY

We have not paid dividends in the past and we do not expect to have the ability to pay dividends in the near future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, retire debt. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All holders of our common shares are entitled to an equal share in any dividends declared and paid on the common shares.

CAPITALIZATION

The following table sets forth Peru Copper’s indebtedness and capitalization at September 30, 2005, in accordance with Canadian generally accepted accounting principles with reconciliations to U.S. generally accepted accounting principles.

September 30, 2005

Common Shares(1)	$54,255,667
(94,794,650 common shares)
Contributed Surplus	$3,159,575 (2)
(23,011,266 warrants)
Current and Long Term Debt	—

Total Capitalization	$57,415,242

Notes:

(1)	Based on the number of shares issued and outstanding on September 30, 2005. Excludes, as of September 30, 2005, (A) 7,517,300 shares of common stock issuable on the exercise of outstanding stock options at a weighted average exercise price of C$1.65 per share, (B) 1,147,607 shares of common stock issuable on the exercise of outstanding broker warrants, at an exercise price of C$1.65 per share, (C) 1,438,057 shares of common stock available for future issuance under our Share Option Plan, (D) 189,286 shares of common stock issuable upon exercise of outstanding agent options granted to BMO Nesbitt Burns Inc. and Haywood Securities Inc., two of the underwriters of our Canadian initial public offering, at an exercise price of $1.40 per share, (E) 17,149,375 common shares issuable upon exercise of outstanding warrants at an exercise price of $2.00 per share, and (F) 4,714,284 common shares issuable upon exercise of outstanding warrants issued in connection with our March 2004 private placement, exercisable at a price of $2.00 per share.
(2)	Under Canadian GAAP the Company used the residual method to estimate the fair value of the shares and warrants attached to the units issued, which resulted in a value of nil allocated to the warrants. Under U.S. GAAP the warrants attached to the units issued have been given a fair value of $0.05 per warrant. This difference would result in an increase to contributed surplus of $1,093,183, with a corresponding decrease in share capital.

RECENT SHARE PRICE HISTORY

Our common shares and common share purchase warrants trade on the Toronto Stock Exchange under the symbols PCR and PCR.WT, respectively. The common shares and warrants commenced trading on October 6, 2004. Commencing on April 19, 2005, our common shares and common share purchase warrants began trading on the American Stock Exchange, under the symbols CUP and CUP.WS, respectively. The tables below present the high and low market prices for our common shares and warrants based on information obtained from the TSX and the American Stock Exchange.

TSX

Common Shares

	May 2005	June 2005	July 2005	August 2005	September 2005	October 2005	Three months ended March 31, 2005	Three months ended June 30, 2005	Three months ended September 30, 2005
High	C$1.60	C$1.57	C$1.44	C$1.58	C$2.03	C$2.72	C$1.77	C$1.72	C$2.03
Low	C$1.36	C$1.23	C$1.24	C$1.21	C$1.56	C$1.63	C$1.19	C$1.23	C$1.21

Warrants

	May 2005	June 2005	July 2005	August 2005	September 2005	October 2005	Three months ended March 31, 2005	Three months ended June 30, 2005	Three months ended September 30, 2005
High	C$0.26	C$0.17	C$0.08	C$0.10	C$0.23	C$0.45	C$0.37	C$0.32	C$0.23
Low	C$0.12	C$0.06	C$0.04	C$0.05	C$0.10	C$0.13	C$0.15	C$0.06	C$0.04

American Stock Exchange

Common Shares

	April 19, 2005 through April 30, 2005	May 2005	June 2005	July 2005	August 2005	September 2005	October 2005	Three months ended September 30, 2005
High	$1.31	$1.29	$1.25	$1.14	$1.31	$1.66	$2.14	$1.66
Low	$1.18	$1.11	$1.05	$1.02	$1.05	$1.43	$1.45	$1.02

Warrants

	April 19, 2005 through April 30, 2005	May 2005	June 2005	July 2005	August 2005	September 2005	October 2005	Three months ended September 30, 2005
High	$0.26	$0.20	$0.13	$0.07	$0.08	$0.21	$0.40	$0.21
Low	$0.18	$0.13	$0.07	$0.03	$0.05	$0.13	$0.14	$0.03

On November 21, 2005, the closing prices of the common shares and the common share purchase warrants, as quoted on the TSX, were C$2.35 and C$0.31, respectively, and, as quoted on the AMEX, were $1.99 and $0.27, respectively.

The average exchange rate between the Canadian dollar and the U.S. dollar for the twelve months ended December 31, 2004 was C$1.30 per U.S. dollar, and for the ten months ended October 31, 2005 was C$1.22 per U.S. dollar.

DILUTION

Peru Copper’s net tangible book value as of April 15, 2005, was $54.1 million, or $0.575 per common share. Net tangible book value per common share represents the amount of Peru Copper’s total tangible assets less total liabilities and minority interest, divided by the sum of the number of shares outstanding.

	Shares Purchased		Total Gross Proceeds		Average Price per common share
	Number	Percent	Amount	Percent
Existing Shareholders	59,728,570	63.5%	$13,187,562	22.7%	$0.221
New investors	34,298,750	36.5%	$44,887,032	77.3%	$1.309

Total	94,207,320	100%	$58,074,594	100%	$0.618

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth consolidated financial information of Peru Copper Inc. The selected financial information is derived from, and should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of Peru Copper, including the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operation included elsewhere in this Prospectus. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Peru Copper uses the United States dollar as its reporting currency.

The unaudited interim consolidated financial information as at and for the period ended September 30, 2005 reflects all normal and recurring adjustments that are necessary for a fair presentation of the financial position and results of operations for the interim period presented. Results of operations in any period are not necessarily indicative of results in any future period.

	Period from April 24, 2003 to December 31, 2003	Year ended December 31, 2004	Nine months ended September 30, 2005	Period from April 24, 2003 to September 30, 2005
			(unaudited)
Operating Results
Net Revenues	$—	$—	$—	$—
Interest Income	2,270	261,441	656,218	919,929
Expenses	46,011	538,729	2,965,742	3,550,482
Net loss for the period following Canadian GAAP	(43,741)	(277,288)	(2,309,524)	(2,630,553)
Net effect of writedown of deferred expenditures	(1,206,428)	(11,550,170)	(13,673,001)	(26,429,599)
Net loss under U.S. GAAP	$(1,250,169)	$(11,827,458)	$(15,982,525)	$(29,060,152)
Loss per share following U.S. GAAP	$(0.03)	$(0.18)	$(0.17)	$—

	As at December 31, 2003	As at December 31, 2004	As at September 30, 2005
			(unaudited)
Financial Position
Total assets under Canadian GAAP	$1,473,367	$55,730,326	$56,280,890
Total assets under U.S. GAAP	266,939	42,973,728	29,851,291
Total liabilities under Canadian & U.S. GAAP	329,549	1,382,760	1,496,201
Shareholders’ equity under Canadian GAAP	1,143,821	54,347,566	54,784,689
Shareholders’ equity (deficit) under U.S. GAAP	$(62,607)	$41,590,698	$28,355,090

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rate between the Canadian dollar and the U.S. dollar, based on data published by the Federal Reserve Bank of New York.

These rates may differ from the actual rates used in preparation of Peru Copper’s financial statements and other financial information provided herein.

Canadian dollar per U.S. dollar
Average(1)
Year ended December 31,
2004	1.30
2003	1.39
2002	1.57
2001	1.55
2000	1.49

(1)	The average of the exchange rates on the last business day of each full month during the relevant period.

	High	Low
October 2005	1.19	1.17
September 2005	1.19	1.16
August 2005	1.22	1.19
July 2005	1.24	1.20
June 2005	1.26	1.23
May 2005	1.27	1.24

The average exchange rate was calculated by using the average of the exchange rates on the last business day of each full month during each period. The exchange rate between the Canadian dollar and the U.S. dollar on November 18, 2005, was C$1.19 Canadian dollars per one U.S. dollar.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other information included elsewhere in this Prospectus. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

History and Corporate Structure

Peru Copper was incorporated on February 24, 2004 under the Canada Business Corporations Act. We are a holding company, and conduct our business through our wholly-owned subsidiary, Peru Copper Syndicate, a Cayman Islands company which beneficially owns 100% of Minera Peru Copper S.A., a Peruvian company. Our registered office is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2 and our head office is located at Suite 920, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9.

The following chart illustrates our corporate structure, listing each of its subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by it.

The following discussion provides an analysis of the financial results of Peru Copper Syndicate Ltd., our predecessor, for the interim period from inception (April 24, 2003) through December 31, 2003 and for us and our consolidated subsidiaries for the year ended December 31, 2004 and for the three months and nine months ended September 30, 2005, giving effect to a share exchange between Peru Copper Syndicate Ltd. and Peru Copper Inc. on April 30, 2004.

Overview

We are involved in the exploration and acquisition of rights to potential mineable deposits of copper in Peru. On June 11, 2003, we entered into the Toromocho Option Agreement with Centromin, a Peruvian state-owned mining company, whereby Centromin granted us the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. Two Addendums to the Toromocho Option Agreement were entered into, one on November 12, 2003 and the other on August 26, 2004. The Toromocho Option has an initial one-year term with four possible annual extensions, expiring on June 11, 2008. On May 25, 2005, we provided Centromin with notice to extend the agreement for a third year.

The Toromocho Option Agreement requires us to fulfill certain minimum expenditure requirements in order to maintain the Toromocho Option in good standing. The Toromocho Option Agreement provides for an independent audit every six months to determine whether expenditures qualify under the agreement. In the first two contract years ended June 10, 2005, we expended $14.3 million in qualified expenditures, meeting the minimum expenditure requirement for the entire five year option exercise period.

Upon exercise of the Toromocho Option Agreement, it is contemplated that we will enter into a Transfer Agreement to transfer Centromin’s interests in the mining concessions and related assets to us. The Transfer Agreement contemplates that we deliver a performance bond or letter of credit in the amount of $30,000,000 towards required development obligations.

In March 2004, we completed a Treasury Private Placement and raised proceeds of approximately $12 million to support the development of the Toromocho Project. In October 2004 we completed an initial public offering, raising $44.9 million in equity financings and listing Peru Copper Inc. on the Toronto Stock Exchange. Trading on the American Stock Exchange commenced on April 19, 2005.

On October 17, 2005, we announced that we have hired SNC-Lavalin of Montreal, Quebec, Canada to conduct the pre-feasibility study for the Toromocho Project.

On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the project or development of the Toromocho Project by the Company.

RESULTS OF OPERATIONS

We are a Canadian exploration company involved in the business of identifying and acquiring potentially mineable deposits of copper in Peru. We have no mineral producing properties and thus have no revenue from any mineral properties.

Three Months and Nine Months Ended September 30, 2005

We prepare our financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the three months ended September 30, 2005, we recorded a loss of $841,376 as compared to a loss of $452,508 for the same period in 2004. Our expenses increased to $1,085,148 for the third quarter of 2005, up from $481,872 for the 2004 period, primarily as a result of new operating expenses incurred from the increase in corporate activities and an increase in stock based compensation. We expense all costs not directly related to exploration and drilling efforts at the Toromocho Project. In 2005, we began to capitalize all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current quarter, stock-based compensation of $484,756 was expensed in respect of the vesting of options to directors, officers, employees and consultants, compared to $133,176 in the third quarter of 2004. We incurred accounting and legal fees of $213,908 in the current quarter, compared to $33,613 in the third quarter of 2004, primarily due to costs associated with meeting filing obligations in Canada and the United States. Salary and director fees were $170,795 in the third quarter of 2005. These expenses were offset by $243,772 of interest earned on cash balances. We maintain cash and short-term, low risk investments in institutions with high credit worthiness.

All of our nine month 2005 exploration expense of $13,673,001 has been capitalized under Canadian GAAP as exploration properties and all administration expenses have been expensed. Included in the $13,673,001 are: $5,762,454 for drilling of 40,000 meters; salaries and consulting of $2,271,988; assays and sampling of $738,488; supplies and general of $1,644,707; a royalty advance of $1,000,000; value added tax of $1,417,196; stock-based compensation of $374,011, acquisition and lease of $352,827 and other costs of $111,330.

For the nine months ended September 30, 2005, we recorded a loss of $2,309,524, as compared to a loss of $654,478 in the same period in 2004. Expenses for the 2005 nine month period were $2,965,742, up from $694,963 in the nine month 2004 period, principally due to increases in corporate activity as a result of becoming a publicly traded company in Canada (October 2004) and the United States (April 2005). Stock-based compensation was $1,296,772 for the 2005 period, compared to $194,006 for the nine month 2004 period. Salary and directors fees were $403,488 for the nine months ended September 30, 2005, compared with $82,688 for the 2004 period. Accounting and legal increased to $702,857, compared to $56,494 for 2004 period, principally due to costs associated with preparations for compliance with the Sarbanes-Oxley Act of 2002. Interest earned in the first nine months of 2005 was $656,218, compared to $40,485 in the 2004 period.

Year Ended December 31, 2004

For the year ended December 31, 2004, we recorded a loss under Canadian GAAP of $277,288 as compared to a loss of $43,741 for the period from April 24, 2003 to December 31, 2003. Our expenses increased to $1,686,902 for the year ended December 31, 2004 from $45,669 for the 2003 period, primarily as a result of new operating expenses incurred as a result of the increase in corporate activities. We expense all costs not directly related to our exploration and drilling efforts at the Toromocho Project. Stock-based compensation of $650,775 was incurred in respect of the grant of options to officers, employees, directors and consultants. Listing and filing fees of $147,857 were incurred in connection with the listing of our shares on the TSX. Additionally, in 2004, we incurred salary, management and director fees of $202,673. Office costs increased to $79,937 from $7,694 as we opened our corporate office in Vancouver, Canada. Travel expenses in the 2004 period were $142,229 and were principally for the travel necessary for the initial public offering and costs incurred for travel related to director and officer meetings. In the year ended December 31, 2004, donations and scholarship expense totaled $41,337 in connection with a tuition payment to enable a Peruvian national to attend graduate school under a Company program to make donations to social programs and to fund scholarships that benefit citizens of Peru. The expenses incurred were reduced by $261,441 of interest earned on cash balances. We maintain cash and short-term, low risk investments in institutions with high creditworthiness. The majority of the interest was earned in the period from October to December 2004. In addition, we had a foreign exchange gain of $1,148,173 when the bulk of the funds raised in the initial public offering were converted from Canadian dollars to U.S. dollars. During the 2003 period, expenses primarily included exploration costs of $36,052.

All of the Company’s exploration expenses have been capitalized under Canadian GAAP to exploration properties and all administration expenses of the Company have been expensed. Under U.S. GAAP, the exploration expenses of $11,550,170 incurred during the year ended December 31, 2004 have been treated as an expense for the period. Included in the $11,550,170 are $1,000,000 paid to Centromin to establish a trust fund to improve the economic and social activities in the area of the Toromocho Project; drilling costs of $5,201,890; assay expenses of $722,996; camp, supplies and general expenses of $1,468,659; and salaries and consulting fees of $1,245,847; value added tax of $1,160,117 million; and other costs including acquisition and lease, travel and depreciation of $750,661.

Inception through December 31, 2003

For the period from inception (April 24, 2003) through December 31, 2003, we capitalized $1,206,428 of costs at the Toromocho Project. These expenses were attributable to drilling, testing, equipment purchases, salaries, supplies and other expenses related to the exploration and development of the Toromocho Project.

LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents of $25,982,620 at September 30, 2005 and $40,707,328 at December 31, 2004 as compared with $216,082 at December 31, 2003. On September 30, 2005 and December 31, 2004, all except for $1,478,214 and $4,200,000, respectively, was held in U.S. dollars.

The following table summarizes our liquidity as of:

Liquidity	September 30, 2005	December 31, 2004	December 31, 2003
Cash and cash equivalents	$25,982,620	$40,707,328	$216,082

We had a working capital surplus (deficit) of $26,653,274, $41,429,634 and $(80,967) as of September 30, 2005, December 31, 2004 and December 31, 2003, respectively. The working capital deficit as of December 31, 2003 included $242,114 due to related parties who were providing financial support for the activities of the Company up until that time. At September 30, 2005 and December 31, 2004, $83,876 and $304,099, respectively was outstanding to related parties. This amount is due to directors and entities controlled by directors of the Company and is unsecured, non-interest bearing and due upon demand.

On March 18, 2004, we completed a treasury private placement and issued 8,571,429 placement units at a price of $1.40 per unit for gross proceeds of $12,000,000. Each placement unit issued in this Treasury Private Placement consisted of one non-interest bearing, unsecured convertible note, principal amount $1.33 per note, and one-half of a special warrant. Upon the completion of our IPO and without payment of additional consideration, each note automatically converted into 1.1 common shares (for an aggregate of 9,428,570 common shares) and each whole special warrant automatically exercised into 1.1 warrants (for an aggregate of 4,714,284 warrants). Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share on or before March 18, 2006.

We concurrently entered into a shareholders’ agreement with several selling securityholders of Peru Copper Syndicate Ltd. (a Cayman Islands company) by the terms of which the selling securityholders agreed to effect a share exchange as a result of which Peru Copper Syndicate Ltd. would become a our wholly-owned subsidiary. On April 30, 2004, this Share Exchange was completed and the selling securityholders exchanged all of their common shares of Peru Copper Syndicate Ltd. in consideration for 46,999,999 common shares and 3,000,000 notes of Peru Copper. The notes were then sold by the selling securityholders pursuant to a secondary private placement in Canada. This Secondary Private Placement was completed on April 30, 2004, pursuant to which the selling securityholders sold the notes that were issued to them in the Share Exchange. Upon the completion of our IPO and without payment of additional consideration, each note automatically converted into 1.1 common shares (for an aggregate of 3,300,000 common shares). Upon completion of the Share Exchange, Peru Copper Syndicate Ltd. became a wholly-owned subsidiary of Peru Copper and the shareholders’ agreement was terminated.

On October 6, 2004, we completed the IPO issuing 20,393,152 units at C$1.65 per unit for gross proceeds of $26,675,679 (C$33,648,700). Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share on or before March 18, 2006. On October 20, 2004, we sold an additional 4,473,750 units at C$1.65 per unit for gross proceeds of $5,873,830 (C$7,381,687) to cover the underwriters’ over-allotment option.

At the time of the IPO, a private placement of our securities was completed in the United States, in which we sold 9,431,848 units at a price of C$1.65 per unit for gross proceeds of $12,337,522. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share on or before March 18, 2006.

As a result of the automatic conversion into common shares of the notes issued in the Treasury Private Placement and the notes issued in the Secondary Private Placement, an aggregate of 12,728,570 common shares were issued upon completion of the IPO and we do not have any notes outstanding. As a result of the automatic exercise of special warrants into warrants, 4,714,284 warrants were issued upon completion of the IPO (which remain outstanding) and we do not have any special warrants outstanding.

We expect that the net proceeds from our recent initial public offering and the Treasury Private Placement will be sufficient to pay for the continued exploration, development and general and administrative costs of the Toromocho Project through the end of 2006. Depending upon developments during our exploration phase, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2006. However, in the event that the pace of expenditures increases, we plan to secure future financing from sales of additional equity, sales of debt, from bank financing and from other sources of capital. On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the project or development of the Toromocho Project by the Company.

Our opinion concerning liquidity and our ability to avail ourself in the future of the financing options mentioned in the forward-looking statements in the preceding paragraph are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include our performance (as measured by various factors including the progress and results of our exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and drilling and metallurgical testing results from the Toromocho Project.

Factors that affect the ability to obtain additional financing is the progress and results of our exploration work, the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate and drilling and metallurgical testing results from the Toromocho Project.

Outlook and Capital Requirements

In 2004, we completed a treasury private placement and an initial public offering, which raised gross proceeds of $56.9 million to support the development of the Toromocho Project. These funds give the Company the financial ability to continue the exploration of the Toromocho Project and to complete a pre-feasibility study. Thereafter, we will need additional capital to develop the Toromocho Project and extract the copper.

The Toromocho Option has an initial one-year term with four possible annual extensions, expiring on June 10, 2008. We have minimum expenditure requirements of $12,000,000 that we must meet in order to maintain the Toromocho Option during the option exercise period. In the first two contract years ended June 10, 2005, we expended $14.3 million in qualified expenditures, meeting the minimum expenditure requirement for the entire five year option exercise period. Qualifying expenses include technical, environmental and financial studies, prospecting and exploration, construction work and purchases of mining machinery and equipment required for exploration, environmental remediation, insurance, freight, tariff duties and taxes that cannot be recovered as a tax credit, financial costs of exploration, access to use of surface land, and payments of annual mining concession fees. Payments of Peruvian mining concession fees total approximately $4,900 annually. See “Regulatory Matters—Peruvian Regulatory

Environment.” In total, we must expend up to $12,000,000 on exploration and development on the property over the maximum five-year option exercise period, in order to maintain the Toromocho Option in good standing.

Each year during the option exercise period, we must provide a letter of credit in favor of Centromin in an amount equal to our minimum required expenditures for the following year reduced by certain amounts previously paid. We have provided a letter of credit in the amount of $2,000,000 in favor of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to June 10, 2006. In order for amounts spent by us to be accredited as qualifying expenses under the Toromocho Option Agreement, we are required to submit an independently audited account of expenses every six months during the term of the Toromocho Option. See “Use of Proceeds.”

On September 15, 2004 we paid $1,000,000 toward the Social Trust Fund of Centromin and on September 15, 2005 we paid an additional $1,000,000 toward the Environmental Sanitation Fund of Centromin, the latter payment representing an advance payment of future royalties. Payments made toward the Social Trust Fund of Centromin and the Environmental Sanitation Fund of Centromin are in addition to the payments we are obligated to pay to Centromin in order to maintain the Toromocho Option in good standing. If we do not exercise the Toromocho Option, Centromin is not obligated to refund amounts previously paid.

Under the terms of the Toromocho Option Agreement, we may exercise the Toromocho Option either by meeting defined development benchmarks and providing a feasibility study and evidence of our financial capacity to continue development of the mining concessions or, alternatively, by providing a feasibility study and evidence of availability of financing from a qualified financial institution. Upon due exercise of the Toromocho Option, we will enter into the Transfer Agreement to effect the transfer of Centromin’s interests in the mining concessions and related assets. The Transfer Agreement contemplates that we deliver a performance bond or letter of credit in the amount of $30 million towards required development obligations. In addition, we will have ongoing payment obligations to Centromin. See “Toromocho Project Agreements—Toromocho Option Agreement.”

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Table of Contractual Obligations

The following table summarizes our contractual obligations at September 30, 2005 (dollars in millions).

Contractual Obligations	Payment due by period
	Total	2005	2006 to 2008	2009 to 2010	2011 and Thereafter
	$	$	$	$	$
Toromocho Agreement:
Required spending	—	—	—	—	—
Exercise of option	30.0	—	30.0	—	—
Total	35.9	—	30.0	—	—

The Toromocho Agreement mandates a level of required spending in order to maintain the Option. In the event we exercise the Toromocho Option Agreement, we will be required to provide a performance bond or letter of credit of $30 million in order to exercise the option. We are not contractually bound to make the annual required spending until we elect to do so at the start of each contractual year and we are not contractually bound to exercise the option. However, it is currently our intent to do so; therefore we have included such amounts in the above table. Please see “Outlook and Capital Requirements.”

In addition, in 2004 we signed leases for two properties in Peru. The monthly rent for one property is $2,000 with the lease terminating on April 9, 2006. The monthly rent for the second property is $2,435 with the lease terminating on September 30, 2006. We lease an additional property in Lima, Peru pursuant to a rental agreement which terminates on May 15, 2006 at a monthly rent of $1,300. We also lease office space in Vancouver, British Columbia as part of our management services agreement with Pathway Capital Ltd., of which Mr. David E. De Witt, one of our directors, is a director and President. The initial one year term of our management services agreement, which started on November 1, 2004, has been extended for an additional period of one year from November 1, 2005. Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space.

Related Party Transactions

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below met the requirements of this policy.

J. David Lowell, one of our founders and directors, provided the collateral for the letter of credit issued to comply with the guarantee required under the Toromocho Option Agreement. As consideration for providing the collateral, we paid him a fee of 12% on the amount guaranteed. The total paid and accrued was $341,890 for the period from May 13, 2003 to December 31, 2004 and was capitalized in exploration properties. This letter of credit was cancelled in October 2004, when the first year minimum required expenditures under the Toromocho Option Agreement were met. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook and Capital Requirements.”

During the period from April 24, 2003 to December 31, 2003, we received consulting services from Lowell Mineral Exploration, LLC, of which J. David Lowell is Manager, and Pacific Source Capital Ltd., of which David E. De Witt is President and a director, in the amounts of $45,000 and $13,375, respectively. For the year ended December 31, 2004, Lowell Mineral Exploration, Pacific Source Capital, and Ms. Catherine McLeod-Seltzer (also a co-founder and director) received $61,666, $22,500 and $30,000, respectively.

On December 1, 2004, we entered into consulting agreements with J. David Lowell and Catherine McLeod-Seltzer. Ms. McLeod-Selzter’s agreement provides for a monthly consulting fee of $2,500 and reimbursement of expenses in the amount of C$750 for December 2004 and C$500 per month thereafter. For the year ended December 31, 2004, a total of $2,500 in consulting fees and C$750 for reimbursement of expenses was paid to Ms. McLeod-Seltzer pursuant to this agreement. Mr. Lowell’s agreement provides for an annual consulting fee of $100,000 and $3,000 per month reimbursement for expenses. Effective April 1, 2005, the annual consulting fee was increased to $150,000. For the year ended December 31, 2004, a total of $8,333 in consulting fees and $3,000 for reimbursement of expenses was paid to Mr. Lowell pursuant to this agreement.

During the first nine months of 2005 we paid, either directly or through companies owned by them, to Mr. Lowell $100,000 and to Ms. McLeod-Seltzer $22,500 for consulting services.

On December 1, 2004, we executed a consulting services agreement with Pathway Capital Ltd., of which David E. De Witt, one of our directors, is a director and President. The agreement provides for a monthly consulting fee of C$6,000 and can be terminated by either party with thirty (30) days written notice. In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. For the year ended December 31, 2004, a total of C$6,000 was paid to Pathway Capital pursuant to the consulting services agreement and $14,134 pursuant to the management services agreement. In addition, $5,000 was paid to Pathway Capital for consulting services in 2004 prior to the execution of the consulting services agreement. For the nine months ended September 30, 2005, a total of C$54,000 was paid to Pathway Capital pursuant to the consulting services agreement and $60,165 pursuant to the management services agreement.

In May 2005 we made a one-time payment in the amount of $20,000 to Carl L. Renzoni, one of our directors, as consideration for work performed in connection with his duties as chairman of our corporate governance and nominating committee.

Pursuant to the Share Exchange and Secondary Private Placement completed on April 30, 2004, certain of our directors and/or executive officers, or associates thereof, directly or indirectly, exchanged shares of Peru Copper Syndicate Ltd. for our common shares and Notes, which Notes were subsequently sold by such persons under the Secondary Private Placement. Catherine McLeod-Seltzer, a director of Peru Copper, received 4,300,000 common shares and 700,000 Notes of Peru Copper under the Share Exchange, which Notes were then sold under the Secondary Private Placement for gross proceeds of $980,000. The Lowell Family Trust UA, of which J. David Lowell, Executive Chairman and a director of Peru Copper, is the trustee, received 11,800,000 common shares and 700,000 Notes under the Share Exchange, which Notes were then sold under the Secondary Private Placement for gross proceeds of $980,000. Fisherking Holdings Ltd., a company controlled by David E. DeWitt, received 6,900,000 common shares and 600,000 Notes under the Share Exchange, which Notes were then sold under the Secondary Private Placement for gross proceeds of $840,000.

Pursuant to our initial public offering on October 6, 2004, our officers and directors, and associates thereof, purchased an aggregate of 7,040,000 Units from us. In addition, Douglas Lowell, the son of J. David Lowell, purchased 780,000 Units in the initial public offering.

Mr. Thomas Seltzer, the spouse of Catherine McLeod-Seltzer, is Vice President Retail Sales at Haywood Securities, one of the underwriters in our Canadian initial public offering, and earned approximately C$26,422 and US$34,180 in commissions from the sale of securities in our March 2004 private placement and our October 2004 Canadian initial public offering.

As of June 2004, we sublet an apartment owned by Mr. Preble, our President, CEO and a Director, located in Lima, Peru at the monthly rental of $800 for use by Mr. David Lowell, our Executive Chairman, Director and one of our co-founders. For the year ended December 31, 2004, we paid approximately $5,600 to Mr. Preble under the sublease. The monthly rent was based upon prevailing market rents for similar apartments in the area. During 2005 we continued to sublet this apartment at the rate of $800 a month.

Environmental and other Regulatory Compliance

Our current and future exploration and development activities, as well as our future mining and processing operations, are subject to various federal and local laws and regulations in the countries in which we conduct our activities. These laws and regulations govern protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. We expect to be able to comply with current laws and do not believe that compliance will have a material adverse effect on our competitive position. We intend to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. We intend to maintain standards of environmental compliance consistent with contemporary industry practice.

Pursuant to the terms of the Toromocho Option, we have assumed all responsibility for mitigating and controlling emissions from the Toromocho Project resulting from our exploration activities, as well as remedying any adverse environmental effects and responding to claims relating to any environmental damage arising from our exploration activities. Any environmental damage that occurred prior to the date we entered into the Toromocho Option Agreement is the responsibility of Centromin during the term of the Toromocho Option Agreement. If the Toromocho option is exercised, the Company becomes responsible for environmental liabilities that were created by Centromin or by its predecessors, estimated by SVS Ingenieros S.A. to be $7.3 million, not including two reclamation projects currently being undertaken by Centromin and third parties at a total estimated cost of approximately $14.5 million plus annual operating costs of $2 million.

United States Generally Accepted Accounting Principles

The significant measurement differences between Canadian GAAP and U.S. GAAP which affect the financial reporting by the Company are summarized below.

As described in note 2 to our annual financial statements, Canadian GAAP allows for the deferral of exploration expenditures. Under U.S. GAAP, we would expense, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent exploration and development costs of the property are capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard No. 144.

Statements of Operations and Deficit

	For the nine months ended September 30, 2005 $	For the year ended December 31, 2004 $	Period from April 24, 2003 to December 31, 2003 $	Period from April 24, 2003 to September 30, 2005 $

Net loss following Canadian GAAP	(2,309,524)	(277,288)	(43,741)	(2,630,553)
Net effect of writedown of deferred expenditures	(13,673,001)	(11,550,170)	(1,206,428)	(26,429,599)

Net loss under U.S. GAAP	(15,982,525)	(11,827,458)	(1,250,169)	(29,060,152)
Other comprehensive income (loss)	—	—	—	—
Comprehensive loss under U.S. GAAP	(15,982,525)	(11,827,458)	(1,250,169)	(29,060,152)

Loss per share following U.S. GAAP	(0.17)	(0.18)	(0.03)	—

Statements of Cash Flows
	For the nine months ended September 30, 2005 $	For the year ended December 31, 2004 $	Period from April 24, 2003 to December 31, 2003 $	Period from April 24, 2003 to September 30, 2005 $

Cash flows from (used in) operating activities—Canadian GAAP	(739,298)	1,254,575	11,194	526,471
Deferred expenditures	(13,276,068)	(11,528,828)	(1,194,787)	(25,999,683)

Cash flows used in operating activities—U.S. GAAP	(14,015,366)	(10,274,253)	(1,183,593)	(25,473,212)

Cash flows used in investing activities—Canadian GAAP	(14,841,051)	(13,694,494)	(1,214,788)	(29,750,333)
Deferred expenditures	13,276,068	11,528,828	1,194,787	25,999,683

Cash flows used in investing activities—U.S. GAAP	(1,564,983)	(2,165,666)	(20,001)	(3,750,650)

Cash flows from financing activities—Canadian and U.S. GAAP	855,641	52,931,165	1,419,676	55,206,482

Statement of Deficit

	September 30, 2005 $	December 31, 2004 $	December 31, 2003 $
Deficit
Adjusted deficit—Beginning of period per U.S. GAAP	(13,077,627)	(1,250,169)	—
Loss per U.S. GAAP	(15,982,525)	(11,827,458)	(1,250,169)

Adjusted deficit—End of period per U.S. GAAP	(29,060,152)	(13,077,627)	(1,250,169)

Under Canadian GAAP the Company used the residual method to estimate the fair value of the shares and warrants attached to the units issued, which resulted in a value of nil allocated to the warrants. Under U.S. GAAP the warrants attached to the units issued have been given a fair value of $0.05 per warrant. The 21,863,660 warrants have a fair value of $1,093,183 and the common shares are recorded at $55,793,849.

Recent Canadian Accounting Pronouncements

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

In late January 2005, the Accounting Standards Board released new standards on accounting for derivatives and other financial instruments, “Financial Instruments—Recognition and Measurement,” Handbook Section 3855, “Hedges”, Handbook Section 3865 and “Comprehensive Income”, Handbook Section 1531. The new financial instrument standards more comprehensively address when to recognize financial instruments on the balance sheet, how to measure them, how to account for gains and losses, and when and how to apply hedge accounting. The new standards are based on U.S. GAAP. The new standards are effective for fiscal years starting on or after October 1, 2006. Earlier adoption is permitted. There will be no material impact on the Company’s financial statements as a result of adopting Handbook Section 3855, 3865 and 1531.

Recent U.S. Accounting Pronouncements

The Emerging Issues Task Force formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of Statement of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The Emerging Issues Task Force reached a consensus, subject to ratification by the Financial Accounting Standards Board, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position in this regard. These issues did not have an impact on our financial statements since it did not change our accounting.

The FASB also issued a FASB Staff Position amending Statement of Financial Accounting Standards No. 141 and No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FASB Staff Position is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This did not have an impact on our financial statements.

The FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities,” (VIEs) which requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities and/or is entitled to receive a majority of the variable interest entity’s residual returns. We have determined that the Company has no VIEs.

In December 2004, the FASB issued SFAS 153—Exchanges of Non-Monetary Assets—An Amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement if effective for non-monetary assets exchanges occurring in fiscal periods beginning on or after June 15, 2005. SFAS 153 will have no material impact on its financial statements.

In March 2005, the FASB issued Interpretation 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” as used in FASB Statement No. 143, (FAS 143) “Accounting for Asset Retirement Obligations” with regard to existing uncertainties about timing and method of a liability settlement. FIN 47 requires an entity to recognize a liability if the fair value can be reasonably estimated even though the timing and method of liability settlement may be uncertain. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The effective date of FIN 47 is no later than the end of fiscal years ending after December 15, 2005. We are presently evaluating the impact of the new interpretation however; we do not expect that the adoption will have a material impact on our results of operations or financial position.

INFLATION

Our functional currency is the U.S. dollar. Portions of our operating costs are denominated in the Peruvian Nuevo Sol. When inflation/deflation in Peru is not offset by a change in the exchange rate of the Nuevo Sol to the dollar, financial position, results of operations and cash flows of the Company could be adversely affected. The value of our net assets denominated in Nuevos Soles can be affected by devaluation on the Nuevo Sol. The recent inflation and devaluation rates are as follows:

Periods ended	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001
Peruvian Inflation/(Deflation) Rate	0.9%	3.5%	2.5%	1.5%	(0.1)%

Nuevo Sol/Dollar change or increase (decrease) in exchange rate	1.9%	(5.3)%	(1.5)%	2.0%	(2.3)%

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Note 2 to our annual consolidated financial statements included elsewhere in this prospectus for additional information regarding significant accounting policies.

Copper Price Risk

Our future profitability and long-term viability will depend, in large part, on the market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond our control, including expectations regarding inflation, global and regional demand, speculative activities, political and economic conditions, and production costs in major copper producing regions. The aggregate effect of these factors on copper prices is impossible for us to predict. A decrease in copper prices could adversely affect our ability to finance the development of the Toromocho Project, which would have a material adverse effect on our results of operations and financial condition.

CURRENCY RISK

Foreign Currency Exchange Rate Risk

All of our activities are located in Peru, with the exception of a small administrative office in Canada. Our future profitability could be affected by fluctuations in foreign currencies relative to the U.S. dollar. We have not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Mineral Properties and Related Costs

Under Canadian GAAP, we record our interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired. Our management regularly reviews the net carrying value of our significant mineral properties. Where information available from the most current exploration programs would suggest that the properties may be impaired, our management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value. Management’s estimates of mineral prices, recoverable proven and probable reserves, operating, capital and reclamation costs and estimated fair values of unproven mineral resource properties, all of which may be considered in assessing whether carrying values are recoverable, are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although our management has made their best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect our management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, our ability to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Stock-based compensation

The Company adopted CICA standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.

Litigation, claims and assessments

Compania Minera Natividad

On November 8 and November 9, 2004, Minera Peru Copper S.A. received an “invitation to a conciliation audience” which was presented by Compania Minera Natividad (owned by Pan American Silver Corp.). The conciliation audience is a pre-requisite required by law to give the involved parties an opportunity to resolve their differences before initiating a legal action. Natividad is disputing our purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. Natividad is the owner of the other 50% interest in the four mining concessions.

On January 26, 2005, Compania Minera Natividad initiated legal proceedings against Minera Peru Copper and the Marcionelli family, the previous owner of 30% of the 50% interest in the four mining concessions that we purchased. Compania Minera Natividad claims that the previous owner’s sale of their interest in the four mining concessions to Minera Peru Copper S.A. was invalid because under applicable law Compania Minera Natividad had a right of first refusal with respect to the four mining concessions. On May 20, 2005 a Peruvian court issued a decision upholding the acquisition. The decision is subject to appeal. The Company intends to proceed with the acquisition. The purchase price for the concessions is approximately $50,000. Although the final results of this litigation cannot be predicted with certainty, because this litigation relates to only four mining concessions we believe that the final outcome will not have a material adverse effect on our business or on our ability to complete exploration and development of the Toromocho Project.

Sociedad Minera Austria Duvaz S.A.C.

On May 9, 2005, we entered into purchase agreements whereby we can acquire up to approximately $9.6 million in outstanding bank debt of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) from three lender banks in Peru. Austria Duvaz owns a mining concession and surface rights adjacent to the Toromocho Project and operates a small underground mine in the Morococha area. We have entered into agreements under which we are obligated to pay approximately $3.1 million for the acquisition of the debt. As of August 9, 2005, we have paid or accrued $1.3 million relating to the acquisition of the debts. The majority of the remaining payments of $1.8 million are contingent upon certain judicial and bankruptcy proceedings in Peru.

On May 9, 2005, we filed an application to place Austria Duvaz into bankruptcy proceedings with the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”), an agency of the Peruvian government charged with the administration of bankruptcy proceedings. On August 4, 2005, the Bankruptcy Proceedings Commission of INDECOPI ruled against the Company’s application, and on August 11, 2005 we filed an appeal of the Commission’s ruling. On appeal, a tribunal of INDECOPI, on October 31, 2005, vacated the Commission’s ruling on procedural grounds and remanded the matter with instructions for the Commission to issue a new ruling consistent with the principles of due process.

On June 3, 2005 we received notice of a preliminary injunction, issued by a Peruvian court, preventing us from acquiring additional debt of Austria Duvaz. We have appealed the decision to issue the injunction on substantive and procedural grounds. On June 6, 2005, Minera Peru Copper S.A. received an invitation to a conciliation audience from Austria Duvaz, indicating that it may file a law suit seeking damages of up to $15 million. On June 9, 2005, the parties met in a conciliation audience but were unable to reach an agreement. On August 10, 2005, Austria Duvaz initiated a proceeding against the Company in a Peruvian court claiming, among other things, damages in the amount of $15 million.

Austria Duvaz claims that we utilized confidential information to identify the bank debts acquired by the Company, despite confidentiality letters issued in connection with a possible acquisition of Austria Duvaz by the Company. The Company believes that these claims are without merit, because the information regarding the bank debts of Austria Duvaz was publicly available prior to our acquisition of the debts. In addition, we believe that the confidentiality letters are not legally binding because they are not enforceable contracts under Peruvian law.

In February 2005 a Peruvian court approved foreclosure of a lien on certain mining concessions which secures $1 million of the debt. Austria Duvaz appealed the decision and on August 5, 2005 the Superior Court of Lima affirmed the decision of the lower court approving the foreclosure of the lien. On September 16, 2005 Austria Duvaz appealed again and the matter is pending before the Peruvian Supreme Court.

BUSINESS

General

In 1999, J. David Lowell, one of our founders, began studying potential mineable deposits of copper in Ecuador, Peru and Argentina. Through this process, Mr. Lowell determined that Centromin, a Peruvian state-owned mining company, was the owner of lands which appeared to include interesting potential targets for exploration. In 2002, Mr. Lowell, together with Catherine McLeod-Seltzer, Luis Baertl and, later, A. Geoffrey Loudon and David E. De Witt, began to study prospective deposits held by Centromin, several of which were considered before selecting the Toromocho mineral deposit. In April 2003, the group formed Peru Copper Syndicate Ltd. for the purpose of making a bid for the Toromocho mineral concessions, which were being privatized by the Peruvian Government.

The Toromocho Project is situated in Morococha, an historical mining district in central Peru. The Toromocho Project is a porphyry copper mineral deposit, potentially mineable by open-pit methods. See “Toromocho Project” and “Toromocho Project Agreements—Toromocho Option Agreement.” Minera Peru Copper S.A. successfully bid for the Toromocho mineral concessions, and entered into the Toromocho Option Agreement with Centromin in June 2003. The Toromocho Option Agreement gives us the right to conduct exploration on the concessions and subsequently to acquire full and partial interests held by Centromin in the mineral concessions and related assets of the Toromocho Project, including rights of use and easements, buildings, a license for the use of water, and use of certain historical information regarding the mineral deposit. The option expires, if not exercised, on June 11, 2008.

We are evaluating strategic alternatives to maximize shareholder value, which may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the Toromocho Project by the Company itself. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Prior to our involvement in the Toromocho Project, from 1966 to 1976, Cerro de Pasco Corporation, a United States mining company that owned a majority of the mineral concessions in the Cerro de Pasco mining district prior to their being nationalized in 1974, and Centromin conducted a total of 42,394 meters of diamond drilling on the deposit. From 1976 to 2002, Centromin did not conduct any exploration or development activities on the Toromocho Project.

During 2003, we drilled a total of 1,965 meters. During 2004, we drilled approximately 40,878 meters of a planned Phase 1 work program totaling 44,000 meters. From January 1, 2005 through September 30, 2005, we drilled approximately 43,529 meters, out of a planned 2005 program of 50,000 meters. Drilling activities in 2005 are focused on in-fill drilling and at depth drilling in the IMC area of the Toromocho Project to confirm previous drilling results and drilling directed to the definition and extension of mineralization in the Northeastern area of the project. See “Business—Proposed Exploration and Development Program”. The nature of drilling activities for 2006 will depend upon the results of the 2005 program. Based upon a preliminary evaluation, it appears that there are adequate sources of water and tailings pond locations for our development activities. We have commenced studying the socio-economic impact of the Toromocho Project on the region and have recently hired a consulting firm to conduct more in-depth studies. See “Toromocho Project—Proposed Exploration and Development Program.”

The surface area covering the Northeast Extension includes a portion of the Town of Morococha. Should the portion of the Northeast Extension located under the town be developed, it may be necessary to relocate some or all of the approximately 2,700 residents of Morococha. We have commenced discussions with officials in Morococha and believe that a move to a new area, which could be constructed nearby, should be possible given the town’s history as a mining community and given that a large component of the town’s residents work in the mining industry. Two small underground mining operations currently provide the majority of employment in the town and there are no agricultural activities in the area. However, any decision to develop the Northeast Extension will only be made after additional drill programs have been completed and any resource in the Northeast Extension has been delineated and determined to be economic.

In addition to the drilling program, we are currently undertaking metallurgical testing as well as studies for water, tailings pond locations, and the socio-economic impact of the Toromocho Project. A preliminary assessment of the economic potential of the Toromocho Project was completed on August 26, 2004, by members of the Minerals Advisory Group, LLC who are “Qualified Persons” as such term is defined in Canada’s National Instrument 43-101 Standards of Disclosure for Mineral Projects. The preliminary assessment is currently being updated as required by NI 43-101 to reflect new mineral resource estimates.

Industry Trends and Fundamentals

Our management believes that the long-term fundamentals for copper are positive due both to increasing demand for copper and base metals in China and the rest of the world, and insufficient new supply to meet projected demand.

Brook Hunt, an independent mining and metal industry reporter, estimates in its 3rd Quarter 2005 report that world copper consumption will increase by an average of 4.1% per annum until 2010, while world production is expected to increase by an average of only 1.7% per annum over the same period due to existing mines being depleted and just enough new mines being put into production to replace them. This is in contrast to the 1990s when several large copper mines were brought into operation.

On October 14, 2005, the spot price of copper on the London Metal Exchange was US$1.79 per pound and the LME copper inventory level was approximately 67,325 tonnes. Since January 2004, LME copper inventories have declined by approximately 365,650 tonnes, coinciding with a US$0.74 per pound, or 70%, increase in the LME spot copper price.

The chart below illustrates the inverse correlation between spot copper prices and inventories over period from 1990 to 2005.

TOROMOCHO PROJECT

We retained Independent Mining Consultants to provide an independent assessment of mineralization for the Toromocho Project and to prepare a technical report on the property as required by the Canadian regulations governing disclosure of mineralization by Canadian public companies. Information in this section of an economic, scientific or technical nature in respect of the Toromocho Project is based upon the Technical Report dated August 25, 2004 prepared by John M. Marek P.E., who is employed as the President and Senior Mining Engineer of Independent Mining Consultants and who is a “Qualified Person” as such term is defined in Canada’s National Instrument 43-101 Standards of Disclosure for Mineral Projects, which was updated as of May 11, 2005 as required by NI 43-101. New mineral resource estimates were announced in a press release on October 5, 2005 and have been incorporated into the resale prospectus that forms part of this Registration Statement on Form F-1.

Peru

Peru is a democratic republic governed by an elected government headed by a president. Despite a history of political instability under both civilian and military governments, Peru has become a leading country for mining activities in South America. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment in Peru is treated as equal to domestic capital.

Peru has a developed mining infrastructure, a large pool of skilled technical and professional personnel and an established legal system. Legislation allows for full repatriation of capital and profits from Peru and the country’s mining legislation offers access to mining concessions under an efficient registration system.

Peru has suffered and continues to suffer civil unrest resulting, in part, from high levels of unemployment and high expectations of an improvement in living standards. The Toromocho Project is situated in an historical mining district, an area which has not experienced any significant civil unrest to date. See “Risk Factors”.

Current Government

Currently, Peru has a minority government led by President Alejandro Toledo of the Peru Posible party. President Toledo was elected to the presidency in June 2001 for a five-year term. Peru is currently divided into 25 regions plus Metropolitan Lima, with each regional government comprising a president, vice president and council.

Mining in Peru

Peru is the world’s sixth-largest producer of gold and copper and the second-largest producer of silver. It also ranks high in output of zinc and lead. Minerals are traditionally the most important source of export revenue, averaging just under 50% of total Peruvian export earnings in 1998-2003. The mining sector has also consistently been the fastest growing sector in recent years due to increased exploration and development expenditures and the start-up of several new mines.

Peru has 15% of the world’s copper reserves, and production has increased since the mid-1990s, following heavy investment in the sector. Growth in export earnings slowed after 1997 as plunging mineral prices depressed revenue, but output has increased every year since 1998 and investment in the sector is still firm.

In 2003, Peru produced 625,000 tonnes of copper and achieved export earnings of $1.26 billion. Strong growth in the mining sector is expected to be sustained by investment in new operations and rising gold and copper prices.

Property Location, Access and Description

The Toromocho Project is located in central Peru, approximately 140 kilometers east of Lima in the Morococha mining district. The region has steep topography with elevations over the project area ranging from 4,700 meters to over 4,900 meters above sea level.

Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and the smelting facility at La Oroya. The center of the Toromocho deposit is about 2.5 kilometers from the town of Morococha. The distance from Lima to Morococha is approximately 142 kilometers by road and approximately 173 kilometers by rail. The distance east to La Oroya is approximately 32 kilometers by road and approximately 35 kilometers by rail.

The Toromocho deposit sits in a broad valley that opens to the south. The rainy season is from November to April with frequent hail and snowfall. During the rainy season, total precipitation averages 605 millimeters and temperatures generally range from 3 to 20 degrees Celsius. The balance of the year is reasonably dry.

The following diagram illustrates the location of the Toromocho Project:

The location of the Toromocho Project within the Morococcho District is illustrated below:

Mineral Concessions and Surface Rights

The Toromocho Project consists of a total of 46 mineral concessions, representing a total of 1,319.6 hectares, with registered surface rights covering 5,291.7 hectares. Thirty-seven of the 46 concessions, totaling 1,248.0 hectares, are 100% owned by Centromin and the remaining nine concessions, totaling 71.6 hectares, are owned jointly by Centromin and third parties. We are at various stages of negotiation with each of the third parties with respect to the purchase of each third party’s interest in these concessions. We believe that any third party rights to the mineral concessions or surface rights contained within the Toromocho Project will not adversely impact our ability to explore and develop the Toromocho Project.

Under the terms of the Toromocho Option Agreement, we have the right to conduct exploration on the concessions and subsequently to acquire the interests held by Centromin in the mineral concessions and related assets of the Toromocho Project, including rights of use and easements, buildings, a license for the use of water, and use of certain historical information regarding the mineral deposit. The option expires, if not previously exercised, on June 11, 2008.

The Toromocho Option Agreement requires that in order for us to exercise the Toromocho Option, we must (i) expend up to $12 million on exploration and development on the property over a maximum five-year period which commenced on June 11, 2003, (ii) deliver to Centromin a feasibility study on the Toromocho Project within such period and (iii) either provide to Centromin evidence that we meet certain technical and financial requirements or, alternatively, provide evidence that a financial institution acceptable to Centromin is willing to provide the financing required to develop the Toromocho Project in accordance with the terms of the Feasibility Study. See “Toromocho Project Agreements—Toromocho Option Agreement”.

We believe that any third party rights to the mineral concessions or surface rights contained within the Toromocho Project will not adversely impact our ability to explore and develop the Toromocho Project.

History of the Toromocho Project

Exploration work on the Toromocho deposit dates from 1928 when a low grade copper zone was discovered.

During the period from 1950 through 1970, exploration was carried out on the Toromocho deposit by Cerro de Pasco Corporation. In 1973, the Peruvian Government declared all mining rights in Toromocho obsolete and nationalized them, transferring the properties to Centromin. During the mid-1970s, Centromin completed 61 holes of diamond drilling, the last major exploration drilling on the Toromocho Project.

In 1980, Centromin hired Kaiser Engineers to prepare a detailed feasibility study of the project. The feasibility study proposed a conventional open pit mining operation delivering 30,000 tonnes per day of ore to a flotation concentrator along with a low grade heap leach operation.

Local Resources

The Town of Morococha has an estimated population of 2,700. A large part of the population of the town of Morococha, of the Morococha district and of the neighboring area work in the mining industry and can provide a pool of skilled and experienced labor. We are conducting an evaluation of socio-economic conditions in Morococha to determine the potential impact of the Toromocho Project on the area. During 2005 we have established social programs, including discussions with town and district officials, presentations to communities and community assistance programs.

Infrastructure

Power is currently available in Morococha. However, additional power lines would be required to supply adequate power to mining operations of the scale of the Toromocho Project. The electricity market in Peru is deregulated and there are a number of potential suppliers of power to the Toromocho Project. A connection to the national grid system could be made at the town of Cerro de Pasco, and power connections may also be possible at the town of Yauli or La Oroya. Although we do not foresee any major issue in securing an adequate power supply, failure to secure adequate power could prevent or hinder our ability to develop or fully exploit the mining concessions. See “Risk Factors.”

We are evaluating several potential water sources that make use of surface and underground water in the immediate area of the Toromocho Project in the Morococha district. Based on this preliminary evaluation, Independent Mining Consultants is of the opinion that there will be adequate water available for the contemplated operations at the Toromocho Project.

We are also evaluating the selection of tailings storage locations. Several areas are available in the immediate area of the Toromocho Project for tailings, mine waste and stockpile storage. Based upon these preliminary evaluations, there appears to be sufficient room for storage of tailings, waste, leach, and stockpile material. No geotechnical or environmental evaluation of potential storage sites for tailings, waste, leach or stockpile material has been completed to date.

Geological Setting

The area around the Toromocho Project is characterized by steep mountainous terrain with glacial valleys. In the mine area, elevations range from 4,700 meters to over 4,900 meters above sea level.

The Morococha area is characterized by a series of folded paleozoic and mesozoic rocks that are primarily limestone. This sequence has been intruded with multiple igneous events. The intrusives helped to prepare the area for mineralization and also provided the source for hydrothermal mineralization.

The limestone sediments have been folded into an anticline structure with a general north-northwest trend so that the limbs dip roughly east and west. Sediments in the immediate area of the Toromocho deposit are Pucara group Jurassic age dolomites, and siliceous limestones, with some mixed volcanic flows.

Intrusions in the Morococha area are tertiary in age with several different textures. At the contact between the intrusions and the limestones, contact metamorphic skarns have been formed.

Mineralization and Geology

The Toromocho deposit is of the general porphyry copper type. It is comprised of veins, veinlets, stockworks, and flat lying disseminated sulfides.

Hydrothermal mineralization is hosted in both the intrusive and skarn rock types. Recent analysis of new drill holes indicates that much of the mineralization is hosted in a hydrothermal breccia. The breccia crosses the rock type boundaries so that fragments are a mixture of intrusives and skarns.

The Toromocho deposit is a roughly vertical cylindrical shaped mass, but in detail has a complex shape. Intrusive bodies cut dipping limestone beds forming metamorphic skarns. The copper grade is usually higher in the skarn forming large subhorizontal higher grade zones. Some of these relationships have been overprinted by the development of a large intrusive breccia pipe that is contemporaneous with the copper mineralization.

The concentric metal zoning at the Toromocho Project is well developed with a central zone of disseminated copper-molybdenum surrounded by an almost complete ring of lead-zinc, mostly as vein deposits, but including possible bulk disseminated zinc bodies. This zone, in turn, is surrounded by a zone of lead-silver vein deposits. In total, there are 20 significant veins that have been mined sporadically for 100 years in the Morococha mining district.

The distribution of chalcocite in the deposit is not typical for a porphyry copper deposit. Chalcocite enrichment blankets in other porphyry coppers seldom exceed 100 to 200 meters in thickness and the primary chalcopyrite is usually all replaced by chalcocite. At the Toromocho Project, chalcocite is distributed vertically over at least 250 meters, but some chalcopyrite remains throughout much of this interval.

Our interpretation of the primary Toromocho Project ore control is evolving. We now believe that the ore body is a combination of brecciation and skarn hosted mineralization.

The second hole drilled by us in 2003 was in continuous breccia from the surface to a depth of at least 526 meters and the remaining three holes drilled by us also cut intrusive breccia mineralization.

Historical Exploration and Drilling

Toromocho has been explored by detailed geological mapping, diamond drilling, a small open pit and limited underground development. Bulk samples were collected for assays and metallurgical tests which were conducted during the time that Cerro de Pasco Corporation and Centromin owned the Toromocho Project.

Between 1954 and 1955, Cerro de Pasco Corporation carried out an exploration program that indicated the presence of mineralization. After 1963, Cerro de Pasco Corporation geologists initiated an angle drill hole from the top of San Francisco peak that found oxidized material, but did not confirm the main deposit. From 1966 to July 2003, a total of five diamond drill hole campaigns from the surface were conducted by Cerro de Pasco, Centromin and us, and a total of 148 holes were completed, totaling 44,359 meters. The electronic drill hole database from Centromin and Cerro de Pasco Corporation contains 136 original holes.

We began our exploration program on the Toromocho Project in 2003. During 2003, five diamond drill holes were completed as twin holes drilled within a few meters of holes drilled by Cerro de Pasco Corporation and Centromin. These holes were drilled to check assay values and geologic analysis of the historic drilling data. The results of the 5 holes confirm historic assay values at less than 0.8% copper. Above 0.8% copper the new drill holes indicate that the historic assay values on average appear to be lower than the new drill holes. In addition, the new drill holes indicate the presence of brecciation which was not clearly defined in the old drilling data. During 2004 and through September 2005, an additional 180 diamond drill holes have been completed as part of our Exploration Work Program.

Exploration Campaigns—Diamond Drilling

Company	Date	Drill Holes	Drilling (metres)
Cerro de Pasco	1966 - 1968	33	11,316
Cerro de Pasco	1970 - 1971	39	7,498
Cerro de Pasco	1972 - 1973	10	1,437
Centromin	1974 - 1976	61	22,143
Peru Copper	2003	5	1,965
Peru Copper	2004 - 2005	180	84,407

Total:		295	128,766

Metallurgical Testing

Prior to our involvement in the Toromocho Project, Cerro de Pasco Corporation and Centromin completed a number of process metallurgical tests using flotation to produce copper concentrates.

Metallurgical testing to evaluate processing alternatives include a conventional crushing, grinding and flotation process to produce a final concentrate for shipment to a smelter, and a flotation and leach process consisting of initial processing through crushing, grinding and flotation followed by acid leaching of the flotation concentrate, solvent extraction, electrowinning and residue flotation to produce cathode copper and a copper concentrate for shipment. Testing to date indicates that both process methods are technically feasible. Using the conventional crushing, grinding and multi-stage floatation process, we have produced average copper concentrate grades of 26.9% at a copper recovery that varies between 86% and 87%, based on arithmetical averages of material tested. Testing continues to determine the grade and recovery levels achievable using the floatation and leach process based on solvent extraction.

Mineral Resources

As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral resources is based upon the required standards in Canada and does not meet the requirements of the Securities and Exchange Commission (SEC). The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources

This section uses the terms “mineral resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” and “Inferred Mineral Resource.” U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The mineral resources for the Toromocho Project are based on a block model of total copper, molybdenum and silver mineralization that was developed by Independent Mining Consultants. The resources have been calculated using an open pit design referred to as the “Independent Mining Consultants Pit,” and block copper grades were estimated using a statistical method called kriging. The search parameters were limited in order to maintain a conservative estimate of tonnage and grade.

After completion of the block model, Independent Mining Consultants developed an estimate of the material that has a reasonable prospect for eventual economic extraction. That estimate was developed by using the floating cone pit design algorithm. The economics and recoveries applied to the block model are approximate and are based on judgment level input and approximate costs scaled from similar projects. The average strip ratio within the resource floating cone pit is 0.35:1. However, strip ratios for a mine operation could be expected to range from 0.29:1 to 0.70:1 during the course of the mine life.

Density was assigned to the model based on the average of historic density samples provided by Centromin. The density varies from 2.355 tonnes/cubic meter to 2.57 tonnes/cubic meter.

The estimated mineral resources set forth in the following chart in respect of the Toromocho deposit are stated as at October 5, 2005 and are based upon the Technical Report dated August 25, 2004 prepared by John M. Marek P.E., President and Senior Mining Engineer of Independent Mining Consultants, and an updated resource estimate dated May 11, 2005, which was prepared in accordance with NI 43-101 and filed in Canada on May 25, 2005. New mineral resource estimates were prepared by Mr. Marek and announced by us in a press release on October 5, 2005.

	Measured Mineral Resource Estimate (1)(2)(3)(4)
Copper Equivalent Cutoff Grade	Tonnes (Millions)	Grade % Cu	Grade % Mo	Grams per Tonne AG	% Copper Equivalent
0.60%	209	0.66%	0.025%	6.7	0.95%
0.27-0.59%	89	0.33%	0.012%	5.0	0.45%
Total	298	0.56%	0.021%	6.2	0.80%

	Indicated Mineral Resource Estimate (1)(2)(3)(4)
Copper Equivalent Cutoff Grade	Tonnes (Millions)	Grade % Cu	Grade % Mo	Grams per Tonne AG	% Copper Equivalent
0.60%	758	0.58%	0.023%	8.5	0.86%
0.27-0.59%	778	0.32%	0.009%	5.3	0.45%
Total	1,536	0.45%	0.016%	6.9	0.65%

	Measured & Indicated Mineral Resource Estimate (1)(2)(3)(4)
Copper Equivalent Cutoff Grade	Tonnes (Millions)	Grade % Cu	Grade % Mo	Grams per Tonne AG	% Copper Equivalent
0.60%	967	0.60%	0.023%	8.1	0.88%
0.27-0.59%	867	0.32%	0.009%	5.3	0.45%
Total	1,834	0.47%	0.016%	6.8	0.68%

	Inferred Mineral Resource Estimate (1)(2)(3)(4)
Copper Equivalent Cutoff Grade	Tonnes (Millions)	Grade % Cu	Grade % Mo	Grams per Tonne AG	% Copper Equivalent
0.27%	241	0.41%	0.010%	8.3	0.57%

Notes:

(1)	Measured, Indicated, and Inferred resources are not mineral reserves and do not have demonstrated economic viability.
(2)	The Technical Report and the updated Technical Report comply with Canadian regulations. Mineral resource classifications are, in all material respects, based upon the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum in CIM standards on Mineral Resources Definitions and Guidelines dated August 20, 2000, as amended.
(3)	Based on metal prices of $1.00 per pound of copper, $10.00 per pound of molybdenum and $5.58 per ounce of silver.
(4)	Based on a cutoff grade that varies between 0.27% and 0.60% copper equivalent.

Proposed Exploration and Development Program

Our proposed program of exploration on the Toromocho Project is based on a two-phase work program. The exploration program is directed toward the definition of and extension of mineralization in the IMC area and extension of the Toromocho Project toward the northeast into a copper, zinc, and silver deposit called the Northeast area. Approximately 63% of the drilling in Phase I was conducted in the IMC area and 37% was in the Northeast area.

Phase 1 Work Program

The recommended drilling, studies, and testing to be commenced or performed during Phase 1 are as follows:

•	Diamond drilling for calendar 2004 totalling approximately 44,000 meters of drilling;

•	Sample preparation, and assay of the drill core for copper and associated metals (sequential assay methods are recommended for copper);

•	Sampling and assay of existing underground workings by us;

•	Geologic logging of drill core and geologic mapping of underground workings;

•	Metallurgical sample collection and testing;

•	Initial geotechnical site characterization work for tailing, and infrastructure;

•	Initial geotechnical site characterization work for pit slopes;

•	Initial social study for Morococha;

•	Initial study of water for sources and discharge;

•	Initial environmental base line work; and

•	Camp support at Morococha including food, housing, offices, rental equipment, vehicles, communication and computer needs.

A total of approximately 40,878 meters of Phase 1 drilling had been completed by us by the end of December 2004. The balance of the 44,000 meter Phase I drilling was completed in January 2005.

Continued metallurgical testing is in progress and additional samples are being collected for planned metallurgical testing. Hazen Research, Inc. and Metcon Research, Inc. have been retained and are conducting ongoing metallurgical tests to determine grade and recovery levels achievable using floatation and potential leaching of concentrates from floatation. Contractors have been identified and contracted to conduct the initial geotechnical, water, environmental, and social studies summarized above.

Phase 2 Work Program

All of the same general exploration work items will be addressed within Phase 2, with a significantly higher level of detail than planned for in Phase 1.

Much of the engineering work will enter a planning and design phase based on the data and site characterization work completed during Phase 1. A feasibility study is contemplated to be a key component of the Phase 2 work program.

The ongoing exploration program for Toromocho includes additional drilling, planning, evaluation, environmental monitoring and data collection, and geotechnical analysis. We are continuing diamond drilling, including infill drilling and at depth drilling and confirmation of existing resources, to improve confidence and to provide data for feasibility analysis and the identification of additional resources in the Northeast area. We also have obtained all of the permits required to complete drilling planned through 2006.

The in-fill drilling will confirm historic drill data, and provide core samples for metallurgical and geotechnical studies. The overall purpose is to provide sufficient sampling for analysis to support a feasibility study which will commence in the second quarter of 2005.

Our exploration budget totals $25.2 million for 2005 and $13.7 million for 2006. The exploration budget will be funded from available cash and cash equivalents which totaled $40.7 million as of December 31, 2004, as adjusted to give effect to the receipt of $42.2 million in net proceeds from an initial public offering.

The following table summarizes our exploration budget for 2005 and 2006:

Toromocho Project—Exploration Budget

	$ millions
	2005	2006
Drilling, Sample Prep and Related	10.1	5.2
Land Acquisition	7.9	5.9
Feasibility and Technical Consulting	2.9	0.6
Metallurgical Testing	1.2	0.1
Administrative	2.8	1.9
Other Expense	0.3	0.0

Total	25.2	13.7

The exploration program is being conducted by qualified exploration geologists and technical personnel under the supervision of Mr. Angel Alvarez, Vice President-Exploration and Mr. J. David Lowell, Executive Chairman. See “Management—Directors and Officers”.

Exploration Timetable

The exploration timetable for 2005 and 2006 is based upon continued drilling activity, metallurgical testing, and land acquisition activity in 2005 to build upon progress made during 2004. Drilling activities in 2005 are planned to include an additional 50,000 meter program focused on in-fill drilling and at depth drilling in the IMC area of the Toromocho Project to confirm previous drilling results and drilling directed to the definition and extension of mineralization in the Northeastern area of the project. The nature of drilling activities for 2006 will depend upon the results of the 2005 program. The land acquisition program for 2005 and 2006 will focus on the acquisition of additional mining concessions that may be needed for future operations and on the acquisition of lots in the Town of Morococha. Technical studies of water, slope stability and tailings storage will continue during 2005 and may extend into 2006. We commenced a prefeasibility study in August 2005, which is being carried out by SNC-Lavalin, and expect it to be completed early in 2006. Subsequent to the prefeasibility study a full feasibility study will follow in 2006. Metallurgical testing will continue through 2005 with testing in the Morococha District at high elevations and utilizing local water in order to replicate conditions at Toromocho. Further metallurgical testing in 2006 will depend upon the results of the testing program during 2005.

Administrative expenses in Lima include salaries for personnel based in Lima, payment of government and other fees, preparation and management of documents, legal expenses, and costs of accounting and logistics. Staff located in Lima includes management, geologists, draftsmen, logistics personnel, and accountants.

TOROMOCHO PROJECT AGREEMENTS

Toromocho Option Agreement

On June 11, 2003, Minera Peru Copper entered into the Toromocho Option Agreement with Centromin whereby Centromin agreed to transfer its interest in the mining concessions and related assets of the Toromocho Project to Minera Peru Copper, including any successor or assignee of Minera Peru Copper, upon the satisfaction of certain conditions and upon exercise of the Toromocho Option. Upon exercise of the Toromocho Option, we will acquire from Centromin some of the mining concessions and the related assets of the Toromocho Project, including rights of use and easements, buildings, a license for the use of water and existing information. See “Toromocho Project—Property Description and Location.” Two addendums to the Toromocho Option Agreement were entered into, one on November 12, 2003 and the other on August 26, 2004, authorizing us to sign the Corona Mining Lease Option Agreement and amending the terms of the Toromocho Option Agreement and Transfer Agreement as described below. References in this Prospectus to the terms of the Toromocho Option Agreement and the Toromocho Transfer Agreement include all amendments under the Toromocho Addendums.

The Toromocho Option provides for an initial one-year term with four possible annual extensions, expiring on June 10, 2008. On June 11, 2005, the option was renewed for a third year. We have minimum expenditure requirements for exploration and development work on the Toromocho Project. In total, we must expend up to $12,000,000 on exploration and development work on the Toromocho Project over the five-year option exercise period, in order to maintain the Toromocho Option in good standing. The Toromocho Option Agreement requires an independent audit every six months to determine whether expenditures qualify under the terms of the Toromocho Option Agreement. In the first two contract years ended June 10, 2005, we expended $14.3 million in qualified expenditures, meeting the minimum expenditure requirement for the entire five year option exercise period.

Each year during the option exercise period, we must provide a letter of credit in favor of Centromin in an amount equal to the required minimum expenditures for the following year, less previously paid exploration and development expenditures which are in excess of the minimum expenditure requirements. We have provided a letter of credit in the amount of $2,000,000 in favor of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to June 10, 2006.

In addition, under the terms of the Toromocho Option Agreement, we paid $1,000,000 to Centromin on September 15, 2004 to be used by Centromin to establish a trust fund to improve the economic and social activities in the areas of influence of the Toromocho Project. Following the extension of the term of the option exercise period for a third year, we paid $1,000,000 to an Environmental Health Fund maintained by Centromin on September 15, 2005, which amount will be credited against future royalties payable by us upon exercise of the Toromocho Option.

Under the terms of the Toromocho Option Agreement, we may exercise the Toromocho Option in either of two ways. The first is to provide to Centromin: (i) evidence that we have at least one mining operation or concentration operation with a treatment capacity of at least 10,000 tonnes per day (which can include the production capacity of our subsidiaries); (ii) evidence that we have net shareholders’ equity of not less than $100,000,000; (iii) annual reports and corresponding financial statements for our three most recently completed financial years or, alternatively, if we have not been required to prepare annual reports, a report prepared by a qualifying auditor acceptable to Centromin, regarding our net shareholder’s equity based on our available financial information for the prior three years; and (iv) a feasibility study prepared in accordance with international standards generally accepted within the mining industry, which estimates the total investment required to develop the Toromocho Project and a timetable setting out our required annual expenditures to develop the Toromocho Project.

The second method by which we may exercise the Toromocho Option is for us to provide Centromin with: (i) the feasibility study and (ii) evidence that a qualifying financial institution, acceptable to Centromin, is willing to provide the financing required to develop the Toromocho Project in accordance with the terms of the Feasibility Study.

Upon the exercise of the Toromocho Option, we will enter into the Toromocho Transfer Agreement with Centromin which provides for the transfer to us of Centromin’s rights in the concessions and the related assets comprising the Toromocho Project. Upon entering into the Toromocho Transfer Agreement, we will be required to expend within five years of exercising the Toromocho Option a minimum of 70% of the investment necessary to economically develop the concessions as stated in the Feasibility Study. In the event that we do not comply with the minimum investment requirement, we will be required to pay to the Environmental Health Fund of Centromin a cash penalty of 30% of the amount of the minimum investment required.

In the event that we do not satisfy all of the requirements of, commit a breach of, or fail to exercise the Toromocho Option Agreement, Centromin may cancel the Toromocho Option, resulting in the loss of our interest in the Toromocho Project. See “Risk Factors.”

Pursuant to the terms of the Toromocho Option, we have assumed all responsibility for mitigating and controlling emissions from the Toromocho Project resulting from our exploration activities, as well as remedying any adverse environmental effects and/or claims relating to any environmental damage arising from our exploration activities. Any environmental damage that occurred prior to the date we entered into the Toromocho Option Agreement is the responsibility of Centromin during the term of the Toromocho Option Agreement.

Once the Toromocho Option has been exercised, we will assume responsibility for repair of the environmental impacts produced by exploration and extraction activities of Centromin and its predecessors on the concessions, and for maintenance and monitoring of areas repaired by Centromin. We have retained SVS Ingenieros S.A., an environmental auditing company, for the purpose of establishing baseline environmental conditions in the area of the concessions as at the date of the Toromocho Option Agreement. In its environmental baseline study on the Toromocho Project dated January 2004, SVS estimates the cost of remediation work on the Toromocho Project to be $7,300,000, not including two reclamation projects currently being undertaken by Centromin and third parties and at a total estimated cost of approximately $14.5 million plus annual operating costs of $2 million. In its study SVS also outlined matters that require further investigation before any conclusions can be drawn with respect to the environmental conditions in the area and any additional remediations required.

The assumed environmental obligations include payment for the treatment of water generated by our activities on the Toromocho Project that is discharged into the Kingsmill Tunnel at a treatment plant which is to be built by Centromin based on treatment costs reduced proportionately based on the amount of water used by us from the water treatment plant. Centromin has agreed to indemnify us against third party claims in connection with environmental damage attributable to the activities of Centromin or its predecessors, provided that we fulfill our investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option. In the event that we fail to fulfill our investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option, we will become liable for all environmental damage caused both by us and by Centromin and its predecessors.

We do not believe that any of the foregoing matters will adversely affect our ability to conduct exploration and development activities on the Toromocho Project.

Upon the exercise of the Toromocho Option and the execution of Toromocho Transfer Agreement, we are required to deliver to Centromin a performance bond or letter of credit in the amount of $30,000,000, which shall have a one year term, renewable yearly for a maximum term of five years. The amount of the performance bond or letter of credit, as the case may be, will be reduced in proportion to the actual investment commitment.

Upon exercise of the Toromocho Option, we will also be required to pay to Centromin every six months thereafter a royalty on any of our net sales derived from the minerals sold from the development of the mining concessions. For each six month period, the percentage of royalties payable will be determined in accordance with a formula based on average London Metals Exchange copper price ranges during the period, as follows:

(a) for a copper price less than or equal to $0.80 per pound, 0.51% of net sales;

(b) for a copper price of between $0.80 and $1.10 per pound, a percentage determined as follows: royalty = (4.0 x price of copper per pound – 2.69)%; and

(c) for a copper price greater than or equal to or $1.10 per pound, 1.71% of net sales.

In addition, equivalent royalties are payable on the value of other minerals extracted together with the copper also on a net smelter return basis.

In the event that we fail to make the required royalty payments within 30 days following the specified date for payment thereof, Centromin has the right to terminate the Toromocho Transfer Agreement. Upon such termination, we will not be entitled to any reimbursement of any investments made.

In addition to the royalty payments, upon the commencement of commercial operations, we will be required to pay to Centromin every six months the sum of $100,000 to the trust fund established by Centromin to improve the economic and social activities in the areas of influence of the Toromocho Project.

Prior to exercising the Toromocho Option, we may undertake exploration and technical studies of, but are not permitted to exploit, the mining concessions comprising the Toromocho Project.

La Empresa Minera Natividad S.A. currently holds the right, previously granted to it by Centromin, to use and enjoy certain property in the area of the Toromocho mining concessions, to the extent that such use does not interfere with the development of the Toromocho Project. Natividad is permitted to use certain land and buildings and to have access over certain properties in order to continue its mining in the area, provided that by doing so it does not interfere with the development of the Toromocho Project. If Centromin determines that Natividad’s right of use interferes with the development of the Toromocho Project, Centromin may terminate its contract with Natividad, thereby terminating Natividad’s right of use.

Agreements with Corona

Sociedad Minera Corona S.A., owned by Pan American Silver Corp., is a significant holder of mineral concessions and surface rights within the Morococha mining district, including mineral concessions that are located within the boundary of the proposed pit for the Toromocho Project.

In order to ensure that we own all necessary mineral rights to develop the Toromocho Project, we and Corona have agreed to grant each other rights to acquire certain mineral concessions held by the other party. In our case, we have a right to purchase the mineral concessions held by Corona that are within the boundary of our model pit and, in exchange, Corona was granted the right to acquire other concessions that we will acquire upon exercise of the Toromocho Option. These agreements with Corona are described below.

Corona Transfer Agreement

On November 19, 2003, Minera Peru Copper entered into the Corona Transfer Agreement with Corona in connection with the grant by Corona to Minera Peru Copper of an option to purchase several concessions that are within the boundary of the proposed pit for the Toromocho Project totaling 6.65 hectares (also known as “Corona Area”). The Corona Transfer Agreement is for a term of five years, expiring in November 2008.

We may exercise our option under this agreement and enter into a final transfer agreement with Corona at any time provided that we have exercised the Toromocho Option with Centromin under the Toromocho Option Agreement. Minera Peru Copper S.A. may terminate the Corona Transfer Agreement at any time upon written notice to Corona.

Pursuant to the terms of the Corona Transfer Agreement, Corona has agreed to enter into the Final Corona Transfer Agreement with Minera Peru Copper S.A. in the future to provide for the transfer of the mining concessions in the Corona Area. Under the terms of the Final Corona Transfer Agreement, the aggregate cost to us to acquire from Corona the mining concessions contained in the Corona Area shall be $1,000.

Minera Peru Copper S.A. Assignment Agreement

On November 19, 2003, Minera Peru Copper S.A. entered into an assignment agreement with Corona by the terms of which Minera Peru Copper S.A. has granted Corona an option to purchase the mineral concession comprising the Buenaventura area in Morococha totaling 36.1509 hectares. The mineral concession in the assigned area is not considered necessary by us in order to carry out the exploration and development of the Toromocho Project. The Minera Peru Copper S.A. Assignment Agreement is for a term of five years, expiring in November 2008.

Corona may exercise its option under the Minera Peru Copper S.A. Assignment Agreement and enter into a final assignment agreement with us at any time during the term of the Minera Peru Copper S.A. Assignment Agreement, provided that

•	we have exercised the Toromocho Option with Centromin under the Toromocho Option Agreement; and

•	we have divided a mineral concession contained within the assigned area, consisting of 6.6521 hectares, in order to make the assigned area an independent mining concession. Corona may terminate the Minera Peru Copper S.A. Assignment Agreement at any time upon 30 days’ written notice to Minera Peru Copper.

The Final Assignment Agreement is for a term of 30 years and provides that:

•	the development of the Toromocho Project takes priority over any exploration and exploitation of any mining rights in the Assigned Area assigned to Corona;

•	Minera Peru Copper S.A. has, in its sole discretion, the power to terminate the Final Assignment Agreement and concession contract granted at any time upon 60 days’ written notice to Corona. If Minera Peru Copper S.A. terminates the Final Assignment Agreement within the first five years of the term of such agreement, Minera Peru Copper S.A. will pay to Corona the sum of $8,000,000, and if Minera Peru Copper S.A. terminates the Final Assignment Agreement at any time after the first five years of its term, Minera Peru Copper S.A. will pay to Corona the sum of $2,000,000;

•	Corona is responsible for the payment of royalties on the minerals extracted from the assigned area and sold to third parties; and

•	Corona is responsible for its own obligations under the terms of the Final Assignment Agreement and any default on the part of Corona has no adverse impact on Minera Peru Copper S.A.’s obligations to Centromin.

Offices and Management Services

We lease approximately 3,500 square feet of space in San Borja, Lima, Peru pursuant to a rental agreement which terminates on April 9, 2006 at a monthly rent of $2,000, and additional office space in Lima, Peru pursuant to a rental agreement which terminates on May 15, 2006 at a monthly rent of $1,300. We lease 11 buildings in Tuctu, Lima, Peru for temporary housing, food services, storage, mechanical repairs and other operations from Centromin pursuant to a lease terminating on September 30, 2006 at a monthly rent of $2,435.

In addition, we lease approximately 1,500 square feet of office space in Vancouver, British Columbia, Canada as part of our management services agreement with Pathway Capital Ltd., of which Mr. David E. De Witt, one of our directors, is a director and President. The initial one year term of our management services agreement with Pathway Capital Ltd., which started on November 1, 2004, has been extended for an additional period of one year from November 1, 2005. Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. See “Related Party Transactions.”

Insurance

We maintain insurance in amounts that we believe to be reasonable including insurance for workers’ compensation, theft, general liability, destruction of property, auto and mobile equipment.

Legal Proceedings

Compania Minera Natividad

On November 8 and November 9, 2004, Minera Peru Copper S.A. received an “invitation to a conciliation audience” which was presented by Compania Minera Natividad (owned by Pan American Silver Corp.). The conciliation audience is a pre-requisite required by law to give the involved parties an opportunity to resolve their differences before initiating a legal action. Natividad is disputing our purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. Natividad is the owner of the other 50% interest in the four mining concessions.

On January 26, 2005, Compania Minera Natividad initiated legal proceedings against Minera Peru Copper and the Marcionelli family, the previous owner of 30% of the 50% interest in the four mining concessions that we purchased. Compania Minera Natividad claims that the previous owner’s sale of their interest in the four mining concessions to Minera Peru Copper S.A. was invalid because under applicable law Compania Minera Natividad had a right of first refusal with respect to the four mining concessions. On May 20, 2005 a Peruvian court issued a decision upholding the acquisition. The decision is subject to appeal. The Company intends to proceed with the acquisition. The purchase price for the concessions is approximately $50,000. Although the results of this litigation cannot be predicted with certainty, because this litigation relates to only four mining concessions we believe that the final outcome will not have a material adverse effect on our business or on our ability to complete exploration and development of the Toromocho Project.

Austria Duvaz S.A.C.

On May 9, 2005, we entered into purchase agreements whereby we can acquire up to approximately $9.6 million in outstanding bank debt of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”) from three lender banks in Peru. Austria Duvaz owns mining concession and surface rights adjacent to the Toromocho Project and operates a small underground mine in the Morococha area. We have entered into agreements under which we are obligated to pay approximately $3.1 million for the acquisition of the debt. As of August 9, 2005, we have paid or accrued $1.3 million relating to the acquisition of the debts. The majority of the remaining payments of $1.8 million are contingent upon certain judicial and bankruptcy proceedings in Peru.

On May 9, 2005, we filed an application to place Austria Duvaz into bankruptcy proceedings with the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”), an agency of the Peruvian government charged with the administration of bankruptcy proceedings. On August 4, 2005, the Bankruptcy Proceedings Commission of INDECOPI ruled against the

Company’s application, and on August 11, 2005 we filed an appeal of the Commission’s ruling. On appeal, a tribunal of INDECOPI, on October 31, 2005, vacated the Commission’s ruling on procedural grounds and remanded the matter with instructions for the Commission to issue a new ruling consistent with the principles of due process.

On June 3, 2005 we received notice of a preliminary injunction, issued by a Peruvian court, preventing us from acquiring additional debt of Austria Duvaz. We have appealed the decision to issue the injunction on substantive and procedural grounds. On June 6, 2005, Minera Peru Copper Syndicate S.A. received an invitation to a conciliation audience from Austria Duvaz, indicating that it may file a law suit seeking damages of up to $15 million. On June 9, 2005, the parties met in a conciliation audience but were unable to reach an agreement. On August 10, 2005, Austria Duvaz initiated a proceeding against the Company in a Peruvian court claiming, among other things, damages in the amount of $15 million.

Austria Duvaz claims that we utilized confidential information to identify the bank debts acquired by the Company, despite confidentiality letters issued in connection with a possible acquisition of Austria Duvaz by the Company. The Company believes that these claims are without merit, because the information regarding the bank debts of Austria Duvaz was publicly available prior to our acquisition of the debts. In addition, we believe that the confidentiality letters are not legally binding because they are not enforceable contracts under Peruvian law.

In February 2005 a Peruvian court approved foreclosure of a lien on certain mining concessions which secures $1.0 million of the debt. Austria Duvaz appealed the decision and on August 5, 2005 the Superior Court of Lima affirmed the decision of the lower court approving the foreclosure of the lien. On September 16, 2005 Austria Duvaz appealed again and the matter is pending before the Peruvian Supreme Court.

REGULATORY MATTERS

General

All of our exploration, development and production activities in Peru are subject to regulation by governmental agencies under mining, environmental and other laws governing our operations. We believe that we are in substantial compliance with applicable laws and regulations. While these laws and regulations govern how we conduct many aspects of our business, we do not believe that they have a material adverse effect on our business. We evaluate our projects in light of the cost and impact of regulations on the proposed activity, and evaluate new laws and regulations as they develop to determine the impact on, and changes necessary to, our business. Compliance with laws and regulations requires us to obtain permits issued by regulatory agencies and to file reports and keep records of our business. Some permits require periodic renewal or review of their conditions, and may be subject to a public review process resulting in public approval of the operations. See “Risk Factors—Our business could be adversely affected if we fail to comply with extensive government regulations.”

Peruvian Regulatory Environment

Peruvian Mining Laws

The Toromocho Project is subject to various Peruvian mining laws, regulation and procedures.

Mining activities in Peru are subject to the provisions of the Uniform Text of Mining Law, which was approved by Supreme Decree No. 14-92-EM on June 4, 1992, and enacted into law on October 10, 1992. Under Peruvian law, the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located. The term of a concession is indefinite, provided that related annual fees are duly paid. The rights manifested in a mining concession are protected against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract. Mining concessions may be privately owned and no state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

Annual Fees

Concession holders must pay an annual fee, referred to as a validity fee, by June 30 of each year. The annual fee is currently $3 per hectare. Concession holders must reach a minimum level of annual commercial production of at least $100 per hectare in gross sales within six years of the date of the grant of the concession or, if the concession has not been put into production within that period, in addition to annual fee increases, a penalty of $6 per hectare for the seventh through eleventh years following the date of grant must be paid and by an additional $20 per hectare thereafter. Failure to pay the annual fee or the penalty for two consecutive years will result in the termination of the concession.

Royalties

In June 2004, Peru’s congress approved a new bill that will allow royalties to be charged on mining projects. The royalties are payable on Peruvian mine production at the following rates: 1.0% for sales up to $60 million; 2.0% for sales between $60 million and $120 million; and 3.0% for sales greater than $120 million. In the case of copper, the percentage royalty is a net smelter returns royalty, which cost will be deductible for income tax purposes.

In August 2004, a further bill was signed relating to the new royalties law, which provides that mining projects that contracted to pay mining royalties prior to the enactment of the new royalties law, which is the case for us, will be governed by such contracts and will not be subject to the royalties payable under the new royalties law.

On November 15, 2004, regulations were published implementing the Mining Royalty Law and defining the basis for calculating royalty payments. Monthly royalties are calculated using a Reference Royalty Basis which is generally defined as the gross sales value of “Concentrates or Equivalent” or of the “Mineral Component” for traded commodities or the gross value of the mineral component as declared by a concession holder. The royalty obligation is applied at the earlier of the date an invoice is delivered or the product is delivered. A penalty of 10% is imposed for non-payment. See “Risk Factors”.

Ownership of Mining Rights

Pursuant to the Uniform Text of Mining Law:

•	no restrictions are placed on the remittance of dividends, depreciation and royalties outside of Peru;

•	mining rights may be forfeited or temporarily suspended due to a number of enumerated circumstances (for example, the gross negligence of the title holder in carrying out environmental or safety regulations);

•	equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners; and

•	the right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% tax if profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).

There are currently no restrictions on the ability of a company operating in Peru to transfer foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Congress has recently approved a Temporary Net Assets Tax which will apply to companies subject to the General Income Tax Regime. Net Assets are taxed at a rate of 0.6% on the value exceeding Nuevo Sol 5,000,000 (approximately $1,515,090). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to regulate central government taxes. The Tax Administration Superintendence can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

Stability Agreements

The Peruvian Mining Act gives holders of mining rights the option to sign stability agreements with the Peruvian Government in connection with the commencement of new mining operations or expansion of existing mining operations and submission of satisfactory documentation to the government regarding the amount of investment. In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment and must have a feasibility study approved by the Peruvian Ministry of Energy and mines. Holders of mining rights starting up operations producing over 5,000 tonnes per day and mining units already in production that increase production by 100% by a minimum of 5,000 tonnes per day can sign a stability agreement upon documentation of an investment program valued at no less than $20,000,000.

Stability Agreements contain the following provisions:

•	A 15 year term.

•	Stability is applicable to the mining unit in which the investment is made.

•	Tax stability protecting the Company from any new tax or modification in tax after the date of the Agreement.

•	Any new regulation that creates mandatory bonds, loans to the Government or tax payments in advance will not be applicable.

•	Stability of foreign exchange regulations including the free use of foreign currency generated by exports.

•	No discrimination in the exchange rate including a guarantee of access to the most favorable exchange rate.

•	Free trade rights with respect to the Company’s mineral production.

•	Stability with respect to any new non-income taxes such as temporary import or VAT refund for exportation.

•	Administrative stability protecting the Company from increases in the amount of annual fees and penalties.

If a company signs a stability agreement, the Corporate Income Tax rate increases from 30% to 32%.

We have not yet commenced operations, but it is our intention to enter into such stability agreements, if we ever do commence operations.

Environmental Laws

The Peruvian Ministry of Energy and Mines establishes an environmental protection policy and sets maximum allowable levels for effluents, signs environmental administrative stability agreements, oversees the impact of mining operations and imposes administrative sanctions.

Pursuant to Supreme Decree 38-98-EM approved on November 30, 1998, concession holders are required to obtain an environmental permit from the Directorate for Environmental Affairs in order to carry out exploration and development activities. Mining companies are responsible for the control of emissions, discharges of effluent and disposal of all by-products resulting from their operations, and for the control of substances that may impose any hazard, either due to excessive concentrations or prolonged exposure.

An exploration permit is only required in respect of surface hole drilling, and is not required for underground drilling. We obtained the appropriate environmental permits in order to carry out our Phase 1 drilling program which was completed in January 2005. We also have obtained all of the permits required to complete all of the drilling planned through 2006.

Pursuant to Supreme Decrees 016-93-EM and 046-2001-EM, an environmental impact assessment must be approved by the Ministry of Energy and Mines before mining operations commence.

Mine Closure Law

If we commence mining operations in the future, we may become subject to the Mine Closure Law, which provides that existing mining operations must submit a mine closure plan for certification to the Peruvian Ministry of Energy and Mines within a one-year period, after the Mine Closure Law comes into effect. The Mine Closure Law became effective on August 16, 2005 with the enactment of the enabling regulations.

Workers’ Participation

Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to permit its workers to share in its profits. For mining companies, the percentage of this profit- sharing benefit is 8% of pre-tax income. Cooperatives, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll. The Company has 55 employees and is therefore subject to this profit-sharing law. See “Management—Employees.”

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

Regulatory and Supervisory Bodies

The two primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines and the National Institute of Concessions and Mining Cadastre. The Ministry of Energy and Mines oversees regulatory compliance for safety, environmental protection, job-related health, contractors, and mining development matters. In addition to the Ministry of Energy and Mines’ own officers, private companies specifically registered with the Ministry of Energy and Mines are also entitled to supervise such compliance. The National Institute of Concessions and Mining Cadastre grants mining concessions entitling the concession holder the right to explore and exploit the zone where such concessions are located. Concession holders are required to explain how operations will comply with Peruvian environmental regulations by filing an Environmental Impact Assessment.

Other Peruvian governmental and regulatory bodies involved with mining companies include the:

•	National Institute of Natural Resources, which manages protected natural areas and issues an advisory opinion on every concessions holder’s Environmental Impact Assessment, to the extent that planned operations will alter natural landscape;

•	General Bureau of Environmental Health of the Ministry of Health, which manages waste discharge into the environment and related issues, particularly those that may affect public health;

•	Ministry of Internal Affairs, which approves the acquisition, transport and usage of explosives for mining companies;

•	National Institute of Culture, which grants certifies the non-existence of archaeological remains, as typically required for the Environmental Impact Assessment;

•	General Bureau of Harbor Masters’ Offices and Coastguards, which enforces sanctions if rivers or navigable lakes located within Peru’s national borders are contaminated for whatever reason; and

•	Supervisory Board for Investment in Energy, which monitors compliance with conservation laws in regarding utility issues.

In conjunction with the Peruvian central government, regional governments manage natural resources and improving the quality of the environment on a sustained basis. In addition, municipalities grant licenses for municipal, business, and residential construction.

Impact of Environmental Non-Compliance

Non-compliance with Peruvian environmental laws or regulations can result in the imposition of administrative sanctions, such as fines, closure orders, or the lapse of mining concessions.

Failing to comply with Environmental Impact Assessment obligations or tax regulations may result in criminal and civil action against the Company and its representatives.

Peruvian Bankruptcy Laws

Pursuant to Peruvian law, bankruptcy proceedings are heard by the Commission of Bankruptcy Proceedings, part of the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property, a non-judicial government agency with exclusive jurisdiction in the administration of bankruptcy proceedings.

Peruvian bankruptcy law regulates two major types of bankruptcy proceedings: (i) ordinary bankruptcy proceedings, which can be initiated only by a creditor; and (ii) preventive bankruptcy proceedings, which can be initiated only by a debtor.

In ordinary bankruptcy proceedings, the Commission of Bankruptcy may declare the debtor insolvent, triggering an injunction against the continuance of any action against the debtor or the debtor’s property. After the Commission of Bankruptcy has evaluated and classified all outstanding debts, a committee of creditors is appointed. The creditors’ committee will propose a plan to either reorganize the debtor, including a schedule for the repayment of its debts, or to dissolve the debtor and appoint a liquidator. Any plan proposed by the creditors’ committee must be approved by creditors holding at least two-thirds of the acknowledged debts.

During reorganization, the creditors’ committee assumes the powers and authority ordinarily exercised by the debtor’s board of directors, its officers and shareholders. A creditor holding in excess of two-thirds of the debtor’s acknowledged debts is in effect empowered to manage the affairs of the debtor, pay its debts, appoint new directors and officers and enter into agreements, among other things.

Peruvian Civil Process

Under Peruvian law, civil claims seeking money damages are decided by a First Instance Judge. The First Instance Judge may grant provisional remedies, including preliminary injunctions which are enforceable before the filing of a claim. Injunctions and decisions of First Instance Judges are subject to review, upon appeal, by a three member panel of the Judicial District Superior Court.

Appeal from the Judicial District Superior Court is permitted, in extraordinary circumstances, to the Supreme Court of The Republic of Peru, based on misinterpretation or non-application of the law by the lower courts or a violation of the due process.

Antitrust Investigation

It has been reported in the press that there is a multi-jurisdictional and industry-wide investigation relating to competitive practices in the copper concentrate market. The investigation was commenced in May 2003 by the Department of Justice, the Directorate-General of Competition of the European Commission, and the Competition Bureau of Canada and there have been no announcements by the investigating authorities since that time discussing the investigation or its outcome. A recent article in Mining Journal, dated February 25, 2005, reported that the Department of Justice and the Competition Bureau of Canada have closed their investigations without making charges, although the investigation by the European Commission is ongoing.

We cannot be certain what the timing or ultimate outcome of the investigation will be. We also cannot determine the impact, if any, this investigation will have on our future operations, the copper industry, copper prices or on our ability to operate profitably. The investigation may reveal that copper production has been artificially restricted or copper prices otherwise artificially or illegally inflated. If that is the case and such anti-competitive practices are terminated as a result of the investigation, copper prices may fall and revenue from the sale of copper concentrates may decline. If such events occur in the future at a time when we have commenced mining operations, they could have a material adverse effect on our profitability.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers.

Name and Business Address	Position with Peru Copper(4)(5)
J. David Lowell Lowell Mineral Exploration, LLC 789 Avenida Beatriz Rio Rico, AZ 85648	Executive Chairman and Director

Charles G. Preble Minera Peru Copper S.A. Av. San Borja Norte 1302 San Borja, Lima 41 Peru	President, Chief Executive Officer and Director

Catherine E. McLeod-Seltzer Pacific Rim Mining No. 410, 625 Howe Street Vancouver, British Columbia Canada V6C 2T6	Director

George R. Ireland(1)(2)(3) Geologic Resource Partners, LLC 535 Boylston Street Boston, Massachusetts 02116	Director

Thomas J. O’Neil(2) Peru Copper Inc. Suite 920, 475 West Georgia Street Vancouver, British Columbia Canada V6B 4M9	Director

Alan R. Hill(2) ARH Mining Consultants, Inc. 31 Country Lane Toronto, Ontario Canada M2L 1E1	Director

Carl L. Renzoni(1)(3) Peru Copper Inc. Suite 920, 475 West Georgia Street Vancouver, British Columbia Canada V6B 4M9	Director

David E. De Witt Peru Copper Inc. Suite 920, 475 West Georgia Street Vancouver, British Columbia Canada V6B 4M9	Director, Vice President of Corporate Development

John P. Fairchild(1)(3) #520-700 West Pender Street Vancouver, British Columbia Canada V6C 1G8	Director

Name and Business Address	Position with Peru Copper

Thomas J. Findley Minera Peru Copper S.A. Av. San Borja Norte 1302 San Borja, Lima 41 Peru	Chief Financial Officer

Angel Alvarez Minera Peru Copper S.A. Av. San Borja Norte 1302 San Borja, Lima 41 Peru	Vice President—Exploration

Patrick De Witt Peru Copper Inc. Suite 920, 475 West Georgia Street Vancouver, British Columbia Canada V6B 4M9	Director of Investor Relations and Governmental Affairs (Canada)

Paul M. Stein Cassels Brock & Blackwell LLP Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario Canada M5H 3C2	Corporate Secretary

Notes:

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance and nominating committee.
(4)	Messrs. Lowell and Preble and Ms. McLeod-Seltzer have been directors of Peru Copper since February 24, 2004; Messrs. Ireland and Hill have been directors since May 12, 2004; Mr. Renzoni has been a director since June 8, 2004; Mr. De Witt was a director from February 24, 2004 to June 8, 2004 and since November 24, 2004; Mr. Fairchild has been a director since November 24, 2004 and Dr. O’Neil has been a director since February 8, 2005.
(5)	See “Directors and Executive Officers” below for principal occupations within the five years preceding the date of this Prospectus.

J. David Lowell—Executive Chairman and Director. Mr. Lowell co-founded Minera Peru Copper S.A. in Peru in April 2003 and Peru Copper Syndicate Ltd. in the Cayman Islands in April 2003. In February 2004, Mr. Lowell co-founded Peru Copper Inc. in Canada. Mr. Lowell is also Manager of Lowell Mineral Exploration, LLC, a private mineral exploration company that he founded in 1961. In 1993, Mr. Lowell and Catherine McLeod-Seltzer co-founded Arequipa Resources Ltd. Mr. Lowell acted as Exploration Manager of Arequipa Resources Ltd. until 1996, when the company was acquired by Barrick Gold Corp. Mr. Lowell has been chairman of Lowell Mineral Exploration, LLC since 1998 and he continues in that position. From 2003 to 2005, Mr. Lowell served as Chairman of Bear Creek Mining Corporation. From 1999 to 2002, he was project manager for Ecuacorriente S.A., a joint mining venture among Lowell Mineral Exploration, LLC, Corriente Resources Inc. and BHP Billiton Ltd. Mr. Lowell has also been general partner for the Lowell Family Limited Partnership since 1998. Mr. Lowell received a Bachelor of Science degree in Mining Engineering, a Masters of Science degree in Geology and an Engineer of Geology degree from the University of Arizona in 1949, 1957 and 1959, respectively. Mr. Lowell is a citizen and resident of the United States.

Charles G. Preble—President, Chief Executive Officer and Director. Mr. Preble joined us as the President and Chief Executive Officer in January 2004 and as a Director in February 2004. Mr. Preble also serves as a director of Inca Pacific Resources, Inc., a Canadian public resource exploration company listed on the Toronto

Stock Exchange with a focus on copper molybdenum and gold projects in Peru. From September 2003 to December 2003, Mr. Preble served as a consultant to us. From August 1994 to March 2004, Mr. Preble served as a director of Banco Internacional del Peru Interbank. From July 1984 to April 1999, Mr. Preble was the President and Chief Executive Officer of Southern Peru Copper Corporation, a public copper mining company listed on the New York Stock Exchange and the Lima Stock Exchange, after which he retired until joining us. Mr. Preble is a member of the Society of Mining Engineers, Mining Foundation of the Southwest, Mining and Metallurgical Society of America and the Peruvian Institute of Mining Engineers. Mr. Preble holds a Bachelor of Science degree in Mining Engineering from the University of Arizona. Mr. Preble is a citizen of the United States and is a resident of the United States and Peru.

Thomas J. O’Neil—Director. Dr. O’Neil joined us in February 2005. Dr. O’Neil has been a director of the Mineral Information Institute since July 2001 and a director of Fording, Inc. since December 2002. From January 2000 to July 2003, Dr. O’Neil was President and Chief Operating Officer of Cleveland-Cliffs Inc. From December 2000 to December 2001, Dr. O’Neil was a director of Homestake Mining Co. From September 1968 to June 1981, Dr. O’Neil served on the faculty at the University of Arizona, in the Department of Mining and Geological Engineering; and from September 1972 to September 1980, Dr. O’Neil was the head of the Department of Mining and Geological Engineering there. Dr. O’Neil received a Bachelor of Science degree in Mining Engineering from Lehigh University in 1962, a Master of Science degree from Pennsylvania State University in 1966, and a Ph.D. in Mining Engineering from the University of Arizona in 1972. Dr. O’Neil is a citizen and resident of the United States.

Catherine E. McLeod-Seltzer—Director. Ms. McLeod-Seltzer co-founded Minera Peru Copper S.A. in Peru in April 2003 and was elected a director of Peru Copper in February 2004. Ms. McLeod-Seltzer currently holds positions with the following public mining companies: President and a director of Pacific Rim Mining Corp., which position she has held since April 1997; Co-Chairman and a director of Stornoway Diamond Corporation, which position she has held since November 11, 2001, Chairman of Bear Creek Mining Corporation, which position she has held since May 11, 2005, and a director of each of Bear Creek Mining Corporation since April 2000, Miramar Mining since March 2001 and Silver Standard Resources Inc. since March 2002. Ms. McLeod-Seltzer also served as a director of Francisco Gold Corp. from July 1993 to October 2002. In 1993, Ms. McLeod-Seltzer co-founded Arequipa Resources Ltd. with J. David Lowell, and acted as President and Chief Executive Officer of Arequipa Resources Ltd., until 1996, when the company was acquired by Barrick Gold Corp. Ms. McLeod-Seltzer received a Bachelor of Business Administration degree from Trinity Western University in British Columbia in 1984. Ms. McLeod-Seltzer is a citizen and resident of Canada.

George R. Ireland—Director. Mr. Ireland joined us in May 2004. Mr. Ireland is President of GRI Holdings LLC, an investment management company which manages Ring Partners L.P., a Colorado limited partnership, Geologic Resource Fund Ltd., a Grand Cayman investment company, and Geologic Resource Fund L.P., a Delaware Limited Partnership, which position he has held since June 2000. Prior to such time, Mr. Ireland was an analyst at Knott Partners L.P., a Delaware limited partnership, since May 1993. Mr. Ireland has also been a director of Uranium Resources, Inc. since June 1995. Mr. Ireland received a Bachelor of Science degree in Resource Economics and Geology from the University of Michigan in 1980. Mr. Ireland is a citizen and resident of the United States.

Alan R. Hill—Director. Mr. Hill joined our company in May 2004. Since September 2003 when he retired, Mr. Hill has been the President of ARH Mining Consultants Inc. From 1993 to September 2003, Mr. Hill was the Executive VP Development of Barrick Gold Corp., a gold mining company, where he managed the development of Barrick’s four latest projects: Alto Chicama, Pascua, Veladero and Cowal. Mr. Hill is the Chairman of the Board and a member of the Compensation Committee of Alamos Gold Inc., a Canadian public company listed on the Toronto Stock Exchange engaged in mineral exploration in Mexico. Mr. Hill received an Honours Bachelor of Science degrees in Mining Engineering and a post graduate degree in Rock Mechanics from University of Leeds in 1968 and 1970, respectively. Mr. Hill is a citizen and resident of Canada.

Carl L. Renzoni—Director. Mr. Renzoni joined our company in June 2004. Mr Renzoni was an investment banker at BMO Nesbitt Burns Inc. from June 1969 and more recently a Managing Director until his retirement in

November 2001. Mr. Renzoni is also a director of Meridian Gold Inc., a gold mining and exploration company with operations in Chile and the Americas, which position he has held since May 2000. Meridian is based in Reno, Nevada and is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Renzoni received an Honours Bachelor of Science degree in Geology from Queen’s University in Kingston, Ontario in 1963. Mr. Renzoni is a citizen and resident of Canada.

David E. De Witt—Director, Vice President of Corporate Development. Mr. De Witt was a co-founder of our company and a director until June of 2004. He rejoined our Board of Directors in November 2004. Mr. De Witt is the President and a director of Pathway Capital Ltd., a private venture capital company, which was founded in September 2004. From January 1997 to September 2004, he was a co-founder and director of Pacific Source Capital Ltd., also a private venture capital company. Mr. De Witt was a founding partner of De Witt Sedun, a law firm focused exclusively on securities law, from October 1992 to January 1997 and practiced corporate and securities law until his retirement from practice in 1997. He is currently a director and officer of the following mining companies: Bear Creek Mining Corporation since April 2003 and Luna Gold Corp. since May 1997 (as a director since May 1997 and as an officer from July 1999 to June 2004). Mr. De Witt was also a director of Pacific Rim Mining Corp. from August 1998 to March 2003 and the Secretary of Geologix Explorations Inc. from August 1998 to January 1999 and its Chief Financial Officer from August 1998 to September 2003. Mr. De Witt graduated from the University of British Columbia with a Bachelor of Commerce degree in 1975 and a Bachelor of Law degree in 1978. Mr. De Witt is a citizen and resident of Canada.

John P. Fairchild—Director. Mr. Fairchild was elected a director of Peru Copper in November 2004. Since November 2003, Mr. Fairchild has been employed as an independent contractor serving as Chief Financial Officer of Viceroy Exploration Ltd., a Canadian public company. From 1994 to November 2003, Mr. Fairchild served as Chief Financial Officer and Corporate Secretary of SIRIT Inc., a Canadian public company and its predecessor entities. From 1980 to 1994, Mr. Fairchild served as an audit partner of Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Fairchild graduated from Carleton University in Ottawa, Ontario with a B.A. in Mathematics and Economics in 1965 and has been a Chartered Accountant since 1968. Mr. Fairchild is a citizen and resident of Canada.

Thomas J. Findley—Chief Financial Officer. Mr. Findley joined Peru Copper as Chief Financial Officer in February 2004. Mr. Findley has also been engaged in the development of a business to export art and crafts from Peru for sale in the U.S. since September 2000. He is the owner of Silver Llama Andean Exports EIRL in Peru and Silver Llama Andean Designs LLC in the U.S. which operates a retail outlet as well as a wholesale business in Arizona. From February 1999 to December 1999, he was the Chief Financial Officer of Southern Peru Copper Corporation in Lima, Peru. Southern Peru Copper Corporation is a public mining company listed on The New York Stock Exchange and the Lima Stock Exchange. From July 1971 to January 1999, Mr. Findley held various positions with Asarco Incorporated, a public non-ferrous metals company, including Treasurer and Managing Director of Project Development. He graduated from Roanoke College in Virginia in 1970 with a Bachelor of Business Administration. Mr. Findley is a citizen of the United States and is a resident of the United States and Peru.

Angel Alvarez—Vice President—Exploration. Mr. Alvarez joined Minera Peru Copper S.A. as Exploration Manager for the Toromocho Project in June 2003. Prior to that, Mr. Alvarez was a Consultant Geologist of Centromin Peru Inc. from June 2000 to May 2003. Mr. Alvarez was previously General Manager of Centromin Peru Inc. from June 1998 until May 2000. Mr. Alvarez was Manager of Operations for Centromin from September 1996 to May 1998. Mr. Alvarez holds a Masters of Science degree from Montana School of Mines and has published several papers regarding geology in Peru, including one on the Toromocho deposit. Mr. Alvarez has also provided consulting services to several mining companies in Peru. Mr. Alvarez is a citizen and resident of Peru.

Paul M. Stein—Corporate Secretary. Mr. Stein was appointed as Peru Copper’s Corporate Secretary in May 2004. Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1995. Mr. Stein practices in the area of corporate and securities law with an emphasis on mining, corporate finance and mergers and acquisitions. Mr. Stein acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters. Mr. Stein is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2004 publication and is recognized as one of the leading lawyers in Canada in the 2005 Lexpert/American Lawyer Guide. Mr. Stein is a citizen and resident of Canada.

Patrick De Witt—Director of Investor Relations and Governmental Affairs (Canada). Mr. De Witt joined our company in May 2004. Since October 3, 2003 Mr. De Witt has been President, Principal Executive Officer, Treasurer, Principal Financial Officer and a member of the board of directors of Canpro Placement Services Inc., a job placement agency for people specializing in accounting and information technology, a U.S. public company. Mr. De Witt has worked as a public relations consultant since May 2003. From January 2002 through April 2003, Mr. De Witt worked for VantagePoint Systems Inc. an ERP software company specializing in the packaging industry, in their corporate communications department. From May 2001 to November 2001, Mr. De Witt worked for Vanguard Shareholder Solutions Ltd., a public relations company. From May 1996 to April 2001, Mr. De Witt worked for the Bank of Montreal Investorline as registered securities trader and in various departments including the corporate reorganization and customer service departments. Mr. De Witt has completed the Canadian Securities Course as well as the Conduct and Practices Handbook Course. He devotes approximately 70% of his business time to Peru Copper Inc. and spends the remainder of his business time as an investor relations consultant, including for Bear Creek Mining Corporation. Mr. De Witt is a citizen and resident of Canada.

Mr. David E. De Witt and Mr. Patrick De Witt are brothers.

ADVISORY COMMITTEE

Our board of directors has established an advisory committee consisting of A. Geoffrey Loudon and John Hunt, the President of Hunt Exploration, Inc., a private mineral exploration company. Management meets with members of the advisory committee periodically to seek advice in connection with assisting management and the board of directors in establishing objectives relating to the exploration of the Toromocho Project, including determining the budgets required, the allocation of resources, the steps to be implemented and the timing for reaching such steps; monitoring matters relating to exploration, and obtaining reports on same from management and assisting the board of directors in assessing our performance against its objectives.

Geoffrey Loudon—Mr. Loudon joined our Advisory Committee in June 2004. Since 1995, Mr. Loudon has been a director of Lihir Gold Limited, a Papua New Guineau company listed in Australia and on Nasdaq. He is the Chairman of New Zealand based L&M Mining Limited and L&M Mining (Bolivia) S.R.L. Mr Loudon started his career as a geologist, with the New South Wales Geological Survey and then with Placer Dome Inc in Canada, the Philippines, PNG and Australia. From 1978 to 1987, Mr. Loudon worked at Hattersley & Maxwell, a stock broking firm based in Sydney, which later became Kleinwort Benson Australia. In 1980, he founded Niugini Mining Limited, which developed and operated gold and gold/copper mines in PNG, Chile and Australia, and discovered the Lihir gold deposit in 1982.

John Hunt—Mr. Hunt joined our Advisory Committee in September 2004. Mr. Hunt has been the President of Hunt Exploration, Inc. and General Partner of Hunt, Ware & Proffett since 1974. Prior to that Mr. Hunt held various positions with the Anaconda Company as Vice-President and Chief Geologist, based in New York from 1969 to 1971, and Chief Geologist Western Division for the Anaconda Company, based in Utah. From 1957 to 1964, Mr. Hunt was a Geologist for Andes Copper Mining Company in Chile. Mr. Hunt received his Ph.D. in Geology from the University of California, Berkeley in 1957.

EXECUTIVE COMPENSATION

The following table sets forth the compensation for each of our directors and executive officers for the year ended December 31, 2004.

	Salary		Consulting Fees		Directors Fees and Other Compensation		Common Shares Underlying Options
J. David Lowell	$		$69,999	(1)	$196,000	(2)	500,000(3)
Charles G. Preble		92,400			6,000		1,800,000(4)
Catherine E. McLeod-Seltzer			30,000	(5)	6,000		300,000(6)
George R. Ireland					9,000		300,000(7)
Thomas J. O’Neil							300,000(8)
Alan R. Hill			5,930	(9)	9,000		300,000(10)
Milton Ward(11)					7,000
Carl L. Renzoni					10,000		300,000(12)
David E. De Witt			58,152	(13)	6,000		300,000(14)
John P. Fairchild					8,500		300,000(15)
Thomas J. Findley		83,951					750,000(16)
Angel Alvarez		89,400					240,000(17)
Patrick De Witt							75,000(18)
Paul M. Stein							200,000(19)

Notes:

(1)	Includes $61,666 paid to Lowell Mineral Exploration LLC, of which J. David Lowell is Manager, and $8,333 paid pursuant to a consulting services agreement with the Company. See “Related Party Transactions.”
(2)	Includes $190,000 paid in consideration for the provision of collateral for a letter of credit. See “Related Party Transactions.”
(3)	Includes vested options to purchase 100,000 common shares and unvested options to purchase 400,000 common shares, at an exercise price of C$1.65 per share until October 6, 2009.
(4)	Includes (a) options vesting within 60 days to purchase 144,000 common shares and vested options to purchase 288,000 common shares, at an exercise price of $1.40 until February 24, 2009, (b) vested options to purchase 216,000 common shares, at an exercise price of C$1.65 until October 6, 2009, (c) unvested options to purchase 288,000 common shares, at an exercise price of $1.40 until February 24, 2009, and (d) unvested options to purchase 864,000 common shares, at an exercise price of C$1.65 until October 6, 2009.
(5)	Includes $2,500 paid pursuant to a consulting services agreement with the Company. See “Related Party Transactions.”
(6)	Includes vested options to purchase 60,000 common shares, at an exercise price of C$1.65 until October 6, 2009, and unvested options to purchase 240,000 common shares, at an exercise price of C$1.65 until October 6, 2009.
(7)	Includes (a) vested options to purchase 15,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) vested options to purchase 45,000 common shares, at an exercise price of C$1.65 until October 6, 2009, (c) options vesting within 60 days to purchase 15,000 common shares, at an exercise price of $1.40 until June 29, 2009, (d) unvested options to purchase 45,000 common shares, at an exercise price of $1.40 until June 29, 2009, and (e) unvested options to purchase 180,000 common shares, at an exercise price of C$1.65 until October 6, 2009.
(8)	Includes options vesting within 60 days to purchase 60,000 common shares and unvested options to purchase 240,000 common shares, at an exercise price of C$1.26 until February 8, 2010.
(9)	Paid in connection with an inspection of the site of the Toromocho mineral concessions.
(10)	Includes (a) vested options to purchase 15,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) vested options to purchase 45,000 common shares, at an exercise price of C$1.65 per share until October 6, 2009, (c) options vesting within sixty days to purchase 15,000 common shares, at an exercise price of $1.40 until June 29, 2009, (d) unvested options to purchase 45,000 common shares at an exercise price of $1.40 per share until June 29, 2009, and (e) unvested options to purchase 180,000 common shares, at an exercisable price of C$1.65 until October 6, 2009.
(11)	Mr. Ward resigned his position as a Director of the Company on January 20, 2005.

(12)	Includes (a) vested options to purchase 15,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) vested options to purchase 45,000 common shares, at an exercise price of C$1.65 until October 6, 2009, (c) options vesting within 60 days to purchase 15,000 common shares, at an exercise price of $1.40 until June 29, 2009, (d) unvested options to purchase 45,000 common shares, at an exercise price of $1.40 until June 29, 2009, and (e) unvested options to purchase 180,000 common shares, at an exercisable price of C$1.65 until October 6, 2009.
(13)	Includes (a) $22,500 for consulting services and $8,653 for office rental paid to Pacific Source Capital Ltd., of which David E. De Witt is president and a director, (b) $9,980 paid to Pathway Capital Ltd., of which David E. De Witt is president and a director, pursuant to a consulting agreement with the Company, and (c) $14,134 for management services and $2,885 for office rental paid to Pathway Capital pursuant to a management services agreement with the Company. See “Related Party Transactions.”
(14)	Includes vested options to purchase 60,000 common shares and unvested options to purchase 240,000 common shares, at an exercise price of C$1.56 until November 24, 2009.
(15)	Includes vested options to purchase 60,000 common shares and unvested options to purchase 240,000 common shares, at an exercise price of C$1.56 until November 24, 2009.
(16)	Includes (a) options vesting within 60 days to purchase 60,000 common shares and vested options to purchase 120,000 common shares, at an exercise price of $1.40 until February 24, 2009, (b) vested options to purchase 90,000 common shares, at an exercise price of C$1.65 until October 6, 2009, (c) unvested options to purchase 120,000 common shares, at an exercise price of $1.40 until February 24, 2009, and (d) unvested options to purchase 360,000 common shares, at an exercise price of C$1.65 until October 6, 2009.
(17)	Includes (a) vested options to purchase 19,200 common shares, at a price of $1.40 until June 29, 2009, (b) vested options to purchase 28,800 common shares, at an exercise price of C$1.65 until October 6, 2009, (c) options vesting within 60 days to purchase 19,200 common shares, at an exercise price of $1.40 until June 29, 2009, (d) unvested options to purchase 57,600 common shares, at an exercise price of $1.40 until June 29, 2009, (e) unvested options to purchase 115,200 common shares, at an exercise price of C$1.65 until October 6, 2009.
(18)	Includes (a) vested options to purchase 10,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) vested options to purchase 5,000 common shares, at an exercise price of C$1.65 until October 6, 2009, (c) options vesting within 60 days to purchase 10,000 common shares, at an exercise price of $1.40 until June 29, 2009, (d) unvested options to purchase 30,000 common shares, at an exercise price of $1.40 until June 29, 2009, and (e) unvested options to purchase 20,000 common shares, at an exercise price of C$1.65 until October 6, 2009.
(19)	Includes vested options to purchase 40,000 common shares and unvested options to purchase 160,000 common shares, at an exercise price of C$1.65 until October 6, 2009.

The Company does not have a pension, retirement or similar benefit plan for any of its directors, officers or employees and consequently, no provision has been made in the accounts of the Company.

Compensation Arrangements

Set forth below is a description of the terms of the employment agreements between the Company and its senior executive officers as at December 31, 2004.

We have entered into employment agreements with Mr. Charles G. Preble, our President and Chief Executive Officer and Mr. Thomas J. Findley, our Chief Financial Officer. Dated as of February 24, 2004, Mr. Preble’s employment agreement provides for an initial base salary of $96,000 per annum, to be reviewed annually by the board of directors, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable.

Mr. Findley’s employment agreement provides for an initial base salary of $94,000 per annum, to be reviewed annually by the board of directors, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable.

Each of Messrs. Preble and Findley is entitled to a severance of 36 months’ base salary plus benefits for the earlier of 36 months or until the executive obtains comparable benefits from another source to be paid upon: (a) termination of employment without cause, (b) termination or resignation of employment upon a change of control of Peru Copper, or (c) a material decrease in any duties, powers, rights, discretion, salary or benefits within 6 months after a change of control (each of (a), (b) and (c) herein, collectively referred to as “Termination”). A change of control is defined in the employment agreements to include: (a) a consolidation, merger, amalgamation, or other reorganization or acquisition involving us as a result of which the holders of common shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation; (b) the sale, or other disposition, of greater than 50% of the book value of our assets; (c) any person, entity or group of persons or entities acting jointly or in concert acquiring beneficial ownership or control of 20% or more of the common shares and securities convertible into common shares, other than in the case of an acquisition of common shares, or control over our common shares by J. David Lowell, Catherine McLeod-Seltzer, David E. De Witt and/or Luis J. Baertl; (d) a contested election or a consolidation, merger, or other reorganization which results in a change in the majority of the board of directors; (e) the board of directors adopting a resolution to the effect that any of the above events has occurred or is imminent; and (f) a resolution being adopted to wind-up, dissolve or liquidate us. With respect to stock options, all stock options held by each of Messrs. Preble and Findley which have not yet vested as of the date of Termination shall immediately vest and all stock options shall then be exercisable until the earlier of (i) the expiration date of such options or (ii) the date which is 36 months from the date of Termination, notwithstanding the provisions of any agreement or plan.

On December 1, 2004, we entered into consulting agreements with J. David Lowell and Catherine McLeod-Seltzer. Ms. McLeod-Selzter’s agreement provides for a monthly consulting fee of $2,500 and reimbursement of expenses in the amount of C$750 for December 2004 and C$500 per month thereafter. Mr. Lowell’s agreement provides for an annual consulting fee of $100,000 and $3,000 per month reimbursement for expenses.

On December 1, 2004, we executed a consulting services agreement with Pathway Capital Ltd., of which Mr. David E. De Witt, one of our directors, is a director and President. The agreement provides for a monthly consulting fee of C$6,000 and can be terminated by either party with thirty (30) days written notice. In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space.

Mr. Patrick De Witt, the Director of Investor Relations and Governmental Affairs (Canada), receives an annual salary of C$50,000 and has agreed to devote approximately 70% of his business time to Peru Copper Inc. Mr. De Witt spends the remainder of his business time as an investor relations consultant, including for Bear Creek Mining Corporation.

EMPLOYEES

On October 31, 2005, we had 64 employees, of which 4 were in a management capacity, 25 were in an administrative capacity, and 35 were in a technical capacity. We had one employee in Canada and 61 in Peru.

Share Option Plan

We administer the grant of options under our Share Option Plan implemented as of February 24, 2004. The Plan allows for the grant of incentive stock options to our directors, officers, employees and consultants and our affiliates. The maximum number of common shares that may be issued pursuant to the exercise of options granted under the Plan is 8,955,357 common shares.

The Plan is designed to advance our interests by encouraging directors, officers, employees and consultants to have equity participation in Peru Copper through the acquisition of common shares. Options to purchase common shares may be granted from time to time by our board of directors at an exercise price determined by them, which in no case would be less than that required by any applicable regulatory authority. The maximum number of common shares available for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant. Options granted under the Plan are non-transferable other than in accordance with the Plan, must be exercised no later than ten years after the date of the grant or a lesser period as determined by the board of directors and approved by any applicable regulatory authority and may, at the discretion of the board of directors, be subject to a vesting schedule. Options automatically vest, and are immediately exercisable, upon the change in control of Peru Copper, as defined in the Plan. As of October 31, 2005, we have outstanding options to purchase 7,514,000 common shares pursuant to the Plan which have been issued to our directors, executive officers, employees, consultants and our affiliates, of which 1,425,000 options have been granted at an exercise price of $1.40 per share, 3,593,400 have been granted at an exercise price C$1.65, 1,595,600 have been granted at an exercise price of C$1.58, 600,000 have been granted at an exercise price of C$1.56, and 300,000 have been granted at an exercise price of C$1.26.

The following is a summary of options which, as of October 31, 2005, have been granted to our directors, officers, employees or consultants and our affiliates:

Class of Optionee (Number of Optionees in Class)	Number of Common Shares Underlying Option	Date of Grant	Exercise Price		Expiration Date
Executive officers and past executive officers as a group(4)	1,020,000 2,230,000 750,000 300,000	February 24, 2004 June 29, 2004 May 5, 2005 November 24, 2004	US$ C$ C$ C$	1.40 1.65 1.58 1.56	February 24,2009 October 6, 2009 May 5, 2010 November 24, 2009

Directors who are not also executive officers as a group(6)	225,000 975,000 600,000 300,000 300,000	June 29, 2004 June 29, 2004 May 5, 2005 November 24, 2004 February 8, 2005	US$ C$ C$ C$ C$	1.40 1.65 1.58 1.56 1.26	June 29, 2009 October 6, 2009 May 5, 2010 November 24, 2009 February 8, 2010

Employees excluding executive officers as a group(32)	160,000 188,400 145,600	June 29, 2004 June 29, 2004 May 5, 2005	US$ C$ C$	1.40 1.65 1.58	June 29, 2009 October 6, 2009 May 5, 2010

Consultants as a group(3)	20,000 100,000 100,000 100,000	June 29, 2004 June 29, 2004 September 20, 2004 May 5, 2005	US$ C$ C$ C$	1.40 1.65 1.65 1.58	June 29, 2009 October 6, 2009 October 6, 2009 May 5, 2010

Total—All Options	7,514,000

BOARD PRACTICES

Board of Directors

Set forth below is a description of certain practices of our Board of Directors, as at December 31, 2004.

Each member of Peru Copper’s Board of Directors serves for a one year term and is subject to election at Peru Copper’s Annual General Meeting. Each of the current directors was elected for an additional term at the Annual General Meeting on May 6, 2005. (See “Directors and Executive Officers” for the period during which Peru Copper’s current directors have held their office.)

Presently, we pay consulting fees to each of J. David Lowell, Catherine E. McLeod-Seltzer and Pathway Capital Ltd., of which David E. DeWitt is President and a director, as follows: (i) $12,500 per month to Lowell Mineral Exploration, LLC, (ii) $2,500 per month to Catherine E. McLeod-Seltzer; and (iii) C$6,000 per month to Pathway Capital Ltd.

Members of our Board of Directors receive stock options to acquire 300,000 common shares upon their initial election to our Board of Directors in connection with their service on the Board. The options vest in 20% increments beginning six months after issuance. See “Options to Purchase Securities—Share Option Plan”.

In addition, members of the Board receive an annual retainer of $20,000. Each Committee chairman receives an additional annual retainer of $8,000, with the exception of the Audit Committee chairman who receives an additional annual retainer of $12,000. Committee members receive an additional annual retainer of $2,000, with the exception of Audit Committee members who receive an additional annual retainer of $4,000.

Committees of the Board of Directors

The board of directors currently has an audit committee, compensation committee and a corporate governance and nominating committee. The board of directors ensures that each committee’s composition meets the applicable independence requirements of its committee charter along with any other applicable legal and regulatory requirements.

Audit Committee

The board of directors has established an audit committee the responsibilities of which include: oversight of the quality and integrity of Peru Copper’s internal controls and procedures; reviewing annual and quarterly financial statements and related management discussion and analysis; monitoring Peru Copper’s compliance with legal and regulatory requirements related to financial reporting; engaging the independent auditor; approving independent audit fees; reviewing the qualifications, performance and independence of Peru Copper’s independent auditor; considering the recommendations of the independent auditor; monitoring significant changes in accounting practices; evaluating reports of actual or threatened litigation; and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist it in performing its functions. The audit committee is comprised of: John P. Fairchild (committee chair), George R. Ireland and Carl L. Renzoni, all of whom are considered to be independent directors within the meaning of Multilateral Instrument 52-110, Audit Committees, Section 121 A of the American Stock Exchange Company Guide and SEC Rule 10 A-3 under the Securities Exchange Act of 1934.

Compensation Committee

The board of directors has established a compensation committee the responsibilities of which include: reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation of the executive officers, including the chief executive officer and the chief financial officer. The compensation committee is also responsible for reviewing the performance of the chief executive officer and the chief financial officer and evaluating their total compensation annually in relation to their performance against pre-established goals and strategies. The compensation committee has the authority to retain outside compensation specialists or other advisors to assist it in performing its functions. The compensation committee is comprised of: Alan R. Hill (committee chair), George R. Ireland and Thomas J. O’Neil, all of whom are considered to be independent directors within the meaning of Proposed National Policy 58-201, Corporate Governance Guidelines, and independent directors in accordance with Section 121 A of the American Stock Exchange Company Guide.

Corporate Governance and Nominating Committee

The board of directors has established a corporate governance and nominating committee the responsibilities of which include: annually reviewing the charters of the board of directors, the audit committee, the compensation committee and the corporate governance and nominating committee; assisting the chairman of the board of directors in carrying out his responsibilities; considering and, if thought appropriate, approving requests from directors or committee members for the engagement of special advisors from time to time if such approval is required; preparing and recommending to the board of directors a set of corporate governance guidelines, a code of business conduct and ethics and annually a “Statement of Corporate Governance Practices”

to be included in Peru Copper’s management information circular; meeting with the Company’s external corporate counsel to discuss Peru Copper’s corporate governance policies and practices; recommending procedures for the board of directors to meet on a regular basis without management present; identifying individuals qualified to become board members and members of board committees; leading the board of directors in its annual review of the board’s performance; and assisting the board of directors in monitoring compliance by the Company with legal and regulatory requirements. The corporate governance and nominating committee has the authority to retain search firms, counsel or other consultants to assist it in performing its functions. The corporate governance and nominating committee is comprised of: Carl L. Renzoni (committee chair), John P. Fairchild and George R. Ireland, all of whom are considered to be independent directors within the meaning of Proposed National Policy 58-201, Corporate Governance Guidelines, and independent directors in accordance with Section 121 A of the American Stock Exchange Company Guide.

Conflicts of Interest

To our knowledge, and other than as disclosed in this Prospectus, there are no known existing or potential conflicts of interest among us, our promoters, directors, officers or other members of management of Peru Copper, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Peru Copper and their duties as a director, officer, promoter or member of management of such other companies. See “Directors and Executive Officers” above.

Certain of our directors serve as directors of companies that may enter into contracts with us in the future. In the event this occurs, a conflict of interest will exist. In accordance with the Canada Business Corporations Act, directors are required to act honestly and in good faith with a view to our best interests. In addition, directors in a conflict of interest position are required to disclose certain conflicts to us and to abstain from voting in connection with a matter subject to such a conflict.

Our directors and officers have been advised of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

CORPORATE GOVERNANCE GUIDELINES

We have adopted Corporate Governance Guidelines that delineate the board’s responsibilities, its organization and membership, the committees of the board and their responsibilities, the procedures for board meetings, director compensation and share ownership, the board’s relationship with management and director responsibilities and performance. These Corporate Governments Guidelines are available on our website at www.perucopper.com.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that sets forth standards of conduct for our employees, officers and directors. It deals with matters such as conflicts of interest including trading in our securities, outside business dealings, and protection and use of company assets. It also requires that we compete fairly and lawfully and sets forth requirements for dealing with customers, suppliers, competitors and public officials. It sets forth guidelines regarding political activities and mandates fair, nondiscriminatory treatment of employees and applicants for employment. It also summarizes our policies regarding health, safety and the environment and several other matters. Finally, it deals with violations and disciplinary action. This Code of Business Conduct and Ethics is available on the our website at www.perucopper.com.

RELATED PARTY TRANSACTIONS

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below met the requirements of this policy.

J. David Lowell, one of our founders and directors, provided the collateral for the letter of credit issued to comply with the guarantee required under the Toromocho Option Agreement. As consideration for providing the collateral, we paid him a fee of 12% on the amount guaranteed. The total amount paid and accrued was $341,890 for the period from May 13, 2003 to December 31, 2004 and was capitalized in exploration properties. This letter of credit was cancelled in October 2004, when the first year minimum required expenditures under the Toromocho Option Agreement were met. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook and Capital Requirements.”

During the period from April 24, 2003 to December 31, 2003, we received consulting services from Lowell Mineral Exploration, LLC, of which J. David Lowell is Manager, and Pacific Source Capital Ltd., of which David E. De Witt is President and a director, in the amounts of $45,000 and $13,375, respectively. For the year ended December 31, 2004, Lowell Mineral Exploration, Pacific Source Capital, and Ms. Catherine McLeod-Seltzer (also a co-founder and director) received $61,666, $22,500 and $30,000, respectively.

On December 1, 2004, we entered into consulting agreements with J. David Lowell and Catherine McLeod-Seltzer. Ms. McLeod-Selzter’s agreement provides for a monthly consulting fee of $2,500 and reimbursement of expenses in the amount of C$750 for December 2004 and C$500 per month thereafter. For the year ended December 31, 2004, a total of $2,500 in consulting fees and C$750 reimbursement for expenses was paid to Ms. McLeod-Seltzer pursuant to this agreement. Mr. Lowell’s agreement provides for an annual consulting fee of $100,000 and $3,000 per month reimbursement for expenses. Effective April 1, 2005, the annual consulting fee was increased to $150,000. For the year ended December 31, 2004, a total of $8,333 in consulting fees and $3,000 reimbursement for expenses was paid to Mr. Lowell pursuant to this agreement.

During the first nine months of 2005 we paid, either directly or through companies owned by them, to Mr. Lowell $100,000 and to Ms. McLeod-Seltzer $22,500 for consulting services.

On December 1, 2004, we executed a consulting services agreement with Pathway Capital Ltd., of which Mr. David E. De Witt, one of our directors, is a director and President. The agreement provides for a monthly consulting fee of C$6,000 and can be terminated by either party with thirty (30) days written notice. In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. For the year ended December 31, 2004, a total of C$6,000 was paid to Pathway Capital pursuant to the consulting services agreement and $14,134 pursuant to the management services agreement. In addition, $5,000 was paid to Pathway Capital for consulting services in 2004 prior to the execution of the consulting services agreement. For the nine months ended September 30, 2005, a total of C$54,000 was paid to Pathway Capital pursuant to the consulting services agreement and $60,165 pursuant to the management services agreement.

In May 2005 we made a one-time payment in the amount of $20,000 to Carl L. Renzoni, one of our directors, as consideration for work performed in connection with his duties as chairman of our corporate governance and nominating committee.

Pursuant to the Share Exchange and Secondary Private Placement completed on April 30, 2004, certain of our directors and/or executive officers, or associates thereof, directly or indirectly, exchanged shares of Peru

Copper Syndicate Ltd. for our common shares and Notes, which Notes were subsequently sold by such persons under the Secondary Private Placement. Catherine McLeod-Seltzer, a director of Peru Copper, received 4,300,000 common shares and 700,000 Notes of Peru Copper under the Share Exchange, which Notes were then sold under the Secondary Private Placement for gross proceeds of $980,000. The Lowell Family Trust UA, of which J. David Lowell, Executive Chairman and a director of Peru Copper, is the trustee, received 11,800,000 common shares and 700,000 Notes under the Share Exchange, which Notes were then sold under the Secondary Private Placement for gross proceeds of $980,000. Fisherking Holdings Ltd., a company controlled by David E. De Witt, received 6,900,000 common shares and 600,000 Notes under the Share Exchange, which Notes were then sold under the Secondary Private Placement for gross proceeds of $840,000.

Pursuant to our initial public offering on October 6, 2004, our officers and directors, and associates thereof purchased an aggregate of 7,040,000 Units from us. In addition, Douglas Lowell, the son of J. David Lowell, purchased 780,000 Units in the initial public offering.

Mr. Thomas Seltzer, the spouse of Catherine McLeod-Seltzer, is Vice President Retail Sales at Haywood Securities, one of the underwriters in our Canadian initial public offering, and earned approximately C$26,422 and US$34,180 in commissions from the sale of securities in our March 2004 private placement and our October 2004 Canadian initial public offering.

As of June 2004, we sublease an apartment owned by Mr. Preble, our President, CEO and a Director, located in Lima, Peru at the monthly rental of $800 for use by Mr. David Lowell, our Executive Chairman, Director and one of our co-founders. For the year ended December 31, 2004, we paid approximately $5,600 to Mr. Preble under the sublease. The monthly rent was based upon prevailing market rents for similar apartments in the area. During 2005 we continued to sublet this apartment at the rate of $800 a month.

DESCRIPTION OF CAPITAL STOCK AND

CERTAIN REQUIREMENTS OF CANADIAN LEGISLATION

We describe below our registered common shares, the material provisions of our charter in effect on the date of this Prospectus and certain requirements of Canadian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to the registration statement, to learn its complete terms.

Authorized Capital

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preference shares issuable in series. As of September 30, 2005, there were 94,794,650 common shares, and no preference shares, outstanding as fully paid and non-assessable shares of Peru Copper. As of November 4, 2005, we had 95,956,474 common shares, and no preference shares, outstanding as fully paid and non-assessable shares of Peru Copper.

Common Shares

Each of our common shares entitles the holder thereof to receive notice of any meetings of shareholders of Peru Copper, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefor and, upon the liquidation, dissolution or winding up of Peru Copper, are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on an equal basis with, the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The preference shares may, at any time or from time to time, be issued in one or more series. Our board of directors shall fix, before issue, the number, the consideration per share, the designation of the voting rights in respect of, and the provisions attaching to the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series; they are entitled to preference over the common shares and any other shares ranking subordinate to the preference shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Peru Copper.

Warrants

As of September 30, 2005, there were 21,863,659 common share purchase warrants outstanding. As of November 4, 2005, we had an aggregate of 21,862,659 common share purchase warrants outstanding, which are convertible into 21,862,659 common shares. As of September 30, 2005 we had 1,147,607 broker warrants outstanding, which were convertible into 1,147,607 common shares. On October 6, 2005 the outstanding broker warrants expired. In September and October 2005 prior to their expiration, an aggregate of 1,713,556 broker warrants were exercised at an exercise price of C$1.65 per share, resulting in the issuance of 1,713,556 common shares.

The terms of the warrants are governed by a warrant indenture dated March 18, 2004, as supplemented on September 21, 2004 and on April 15, 2005, between Peru Copper and Computershare. Pursuant to the terms of the indenture, each whole warrant is exercisable, at a price of $2.00 per share, into one common share of Peru Copper at any time on or before 5:00 p.m. (Toronto time) on March 18, 2006, subject to adjustment as summarized below. Any warrant that is not exercised on or before March 18, 2006 shall expire and become void and of no value. No fractional common shares will be issuable upon the exercise of any warrants.

We have appointed Computershare as warrant agent at its principal office in Toronto, Ontario and its affiliate, Computershare Trust Company Inc. office in Golden, Colorado, as locations at which the warrants may be surrendered for exercise or transfer.

The warrant Indenture provides for adjustment to the exercise price and in the number of common shares issuable upon the exercise of the warrants in the event of: (i) the subdivision or consolidation of our common shares or issue of a share dividend on the common shares or other distribution of common shares or securities convertible into common shares (other than a dividend paid in the ordinary course or pursuant to a dividend reinvestment plan); (ii) the issue of rights, options or warrants to purchase our common shares or securities convertible into common shares at less than 95% of the current market price of the common shares; (iii) the distribution to all or substantially all of the holders of common shares of shares of any other class or rights, options or warrants (other than those referred to in (ii) above) to acquire common shares or securities convertible into common shares or property, cash or other assets of Peru Copper or of evidences of indebtednesses or of assets (other than a dividend paid in the ordinary course). The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon exercise of the warrants and/or exercise price per securities in the event of: (i) any reclassification of the common shares; (ii) an amalgamation, merger or consolidation of Peru Copper with another entity; or (iii) a transaction whereby all or substantially all of our assets become the property of another entity.

No adjustment in the exercise price or number of common shares purchasable upon the exercise of the warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of common shares purchasable upon exercise of the Placement Warrants by at least one-hundredth of a share.

The rights of holders of warrants will be subject to modification by a resolution either passed at a meeting of the holders of warrants of not less than 66 2/3% of the warrants represented at a meeting or adopted by instruments in writing signed by the holders of not less than 66 2/3% of all warrants then outstanding. Holders of warrants will not have any voting or pre-emptive rights or any of the other rights held by the holders of our common shares.

Broker Options

As of September 30, 2005, there were 189,286 broker options outstanding. As of November 4, 2005, we had 174,688 broker options outstanding, which are convertible into 174,688 common shares. The broker options were issued upon automatic conversion of broker warrants that were exercisable into either notes, if the broker options were exercised prior to completion of an IPO, or common shares, if the broker options were exercised after completion of an IPO.

Pursuant to the terms of the broker options dated October 6, 2004, among Peru Copper, BMO Nesbitt Burns Inc. and Haywood Securities Inc., each broker option is exercisable at a price of $1.40 per common share of Peru Copper any time on or before 5:00 p.m. (Vancouver time) on March 18, 2007, subject to adjustment as summarized below. Any broker option that is not exercised before March 18, 2007 shall expire and become void and of no value.

The broker options provide for adjustment to the exercise price and subscription rights in the event of: (i) the issue of common shares or convertible securities by way of stock dividend to shareholders who elect to receive common shares or convertible securities in lieu of cash dividends, or pursuant to a dividend reinvestment plan or dividends; (ii) subdivides the outstanding common shares into a greater number of shares; or (iii) combines, consolidates or reduces the outstanding common shares into a lesser number of shares.

The broker options provide holders with the opportunity to exchange their broker options for other options of different denominations, entitling the broker option holder to purchase in the aggregate the same number of notes or common shares purchasable thereunder. The broker option holder has no voting rights.

Shareholder Lock-ups

Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our IPO) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. All of these shares are included in the shares being registered in connection with the resale Prospectus that forms a part of this Registration Statement on Form F-1. The shareholders who agreed not to sell or offer shares for a period of two years have covenanted not to make any such sales or offers in accordance with a written agreement with BMO Nesbitt Burns Inc. The written agreement does not require legending of certificates or escrowing of shares. There are no understandings or arrangements providing for the release of any of these shares prior to October 6, 2006. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share Option Plan or similar compensation arrangements in place prior to the closing of the Offering. In addition, Peru Copper agreed, during the period until April 6, 2005, not to directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or securities convertible or exchangeable into our common shares. Such selling securityholder agreement shall not apply to (i) the exercise or conversion of any stock option or convertible security, (ii) common shares and warrants purchased in the IPO and issued upon the exercise of the warrants purchased in the IPO, and (iii) the tendering of common shares to a bona fide formal takeover bid from a third party acting at arm’s length to the selling securityholders for 100% of our common shares, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld.

MATERIAL INCOME TAX CONSEQUENCES

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material Canadian federal income tax consequences generally applicable to U.S. holders arising from the purchase, ownership and disposition of our common shares and warrants. In this summary, a “U.S. holder” means a person, who at all relevant times, for the purposes of the Canada-United States Income Tax Convention, 1980 as amended, (the “Convention”) is a resident of the United States and who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (a) is not and never has been a resident of Canada, (b) deals at arm’s length with and is not affiliated with us, (c) is the beneficial owner of our common shares or warrants, (d) holds the common shares or warrants as capital property and (e) does not use or hold and is not deemed to use or hold the common shares or warrants in the course of carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. holder that is an insurer carrying on business in Canada and elsewhere. Common shares or warrants will generally be capital property to a U.S. holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative practices of the Canada Revenue Agency.

This summary is not exhaustive of all possible Canadian federal income tax consequences and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consequences, which may differ significantly from the Canadian federal income tax consequences discussed herein. Prospective U.S. holders should consult their own tax advisors with respect to the income tax consequences of investing in common shares or warrants based on the U.S. holder’s particular circumstances.

For purposes of the Canadian Tax Act, all amounts relating to our securities must be expressed in Canadian dollars including proceeds of disposition and adjusted cost base. Amounts denominated in U.S. dollars generally must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a warrant. When a warrant is exercised, the U.S. holder’s cost of the common share acquired thereby will be equal to the U.S. holder’s adjusted cost base of the warrant plus the exercise price paid for the common share. The U.S. holder’s cost of such common share must be averaged with the adjusted cost base of any other common shares held by the U.S. holder as capital property at the time of the exercise of the warrant to determine the U.S. holder’s adjusted cost base of such common shares. The expiry of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost base to the U.S. holder of the expired warrant.

Dispositions of Common Shares or Warrants

A U.S. holder of common shares or warrants which are not “taxable Canadian property” (as defined in the Canadian Tax Act) will not be subject to tax under the Canadian Tax Act on the disposition of such securities. Generally, common shares and warrants will not be taxable Canadian property to a U.S. holder at a particular time if:

(a) our common shares are listed on a prescribed stock exchange (which currently includes the TSX) at the relevant time; and

(b) during the 60-month period immediately preceding the disposition of the common shares or warrants, the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length, or the U.S. holder together with such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock

A capital gain realized on a disposition by a U.S. holder of common shares or warrants which is taxable Canadian property will be subject to tax under the Canadian Tax Act unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of the Convention. U.S. holders whose common shares or warrants are taxable Canadian property should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. holder on our common shares will generally be subject to Canadian withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. holder that is a corporation that owns at least 10% of our voting stock.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) arising from the purchase, ownership and disposition of our common shares and warrants. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, a “U.S. holder” is a holder of our common shares that is:

•	a U.S. citizen;

•	an individual resident in the U.S. for U.S. federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the U.S. or of any U.S. state or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•	a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:

•	some retirement plans;

•	insurance companies;

•	U.S. holders of common shares held as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;

•	persons that enter into “constructive sales” involving our common shares or substantially identical property with other investments;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	some expatriates or former long-term residents of the U.S.;

•	financial institutions;

•	broker-dealers;

•	registered investment companies;

•	tax-exempt organizations; and

•	U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock.

In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our common shares or warrants through a partnership or other pass-through entity, and deals only with common shares or warrants held by U.S. holders as “capital assets” as defined in Section 1221 of the Code.

WE ENCOURAGE U.S. HOLDERS OF OUR COMMON SHARES AND WARRANTS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND WARRANTS APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a warrant. When a warrant is exercised, the U.S. holder’s cost of the common share acquired thereby will be equal to the U.S. holder’s adjusted cost basis of the warrant plus the exercise price paid for the common share. The expiry of an unexercised warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. holder of the expired warrant. The holding period of the common share acquired thru the exercise of a warrant includes the holding period of the warrant. See “Our Status as a Passive Foreign Investment Company,” for the impact of the exercise of a warrant on taxation of a U.S. holder if we are a PFIC.

Taxation of Dividends

The gross amount of any distributions received with respect to our common shares will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the rules described below in “Our Status as a Passive Foreign Investment Company,” U.S. holders of common shares will generally be required to include this amount of dividends in gross income as ordinary income. In general, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in the common shares and any amount in excess of that U.S. holder’s tax basis in the common shares will be treated as gain from the sale of the common shares. Dividends from us will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Except as described below in “Our Status as a Passive Foreign Investment Company,” ownership of warrants has no tax impact on U.S. holders since holders of warrants do not receive distributions unless and until the warrants are exercised and common shares are purchased. As described below, if we are a PFIC, ownership of warrants may impact the holding period of PFIC shares and impact elections under the PFIC tax rules.

U.S. holders of common shares who are individuals are eligible for a preferential tax rate on dividends from domestic corporations and certain “qualified foreign corporations” that is equal to the capital gains tax rate for individuals (generally 15 percent for dividend distributions prior to January 1, 2009) if the U.S. holder of common shares meets holding period and certain other requirements. As long as we are a PFIC for U.S. federal income tax purposes (see “Our Status as a Passive Foreign Investment Company”), dividends received by individual U.S. holders of common shares will not be eligible for this preferential tax rate. If and when we are no longer a PFIC for U.S. federal income tax purposes, distributions from the Company may be qualified dividends subject to the preferential rate if we are a “qualified foreign corporation.” Foreign corporations are “qualified foreign corporations” for purposes of the preferential tax rate on dividends if they are subject to a comprehensive U.S. income tax treaty or the shares of the foreign corporation are traded on an established U.S. securities exchange. We are subject to the Convention and upon effectiveness of this registration statement intend to have our shares listed for trading on an established U.S. securities exchange.

Subject to the limitations set forth in the Code, U.S. holders of common shares may elect to claim as a foreign tax credit against their U.S. federal income tax liability, Canadian income taxes withheld, if any, from distributions received in respect of the common shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. Federal income tax payable with respect to each class. In this regard, dividends paid by us will generally be foreign source “passive income” or in the case of some U.S. holders of common shares, “financial services income.” U.S. holders of common shares that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian income taxes withheld, if any.

The rules relating to foreign tax credits are complex and a U.S. holder is encouraged to consult its own tax advisor to determine whether and to what extent it would be entitled to this credit.

Sale or Other Disposition of Common Shares or Warrants

If a U.S. holder sells or otherwise disposes of its common shares or warrants, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and its tax basis. Subject to the discussion below under “—Our Status as a Passive Foreign Investment Company,” that gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the common shares or warrants for more than one year at the time of the sale or other disposition. In general, any gain that U.S. holders recognize on the sale or other disposition of common shares or warrants will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.

Our Status as a Passive Foreign Investment Company

In general, we will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

Although the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our common shares, and the amount and type of our gross income, we believe that we will be treated as a PFIC in the future until such time that we begin to generate more than 25% of our gross income from operating activities and more than 50% of our assets are held for production of, or produce, operating income. We believe that as of the end of 2004, the IRS would have treated us as a PFIC.

If we are a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of our common shares and the U.S. holder does not make a Qualified Electing Fund (“QEF”) Election or a “mark-to-market” election, both as described below:

•	any gain recognized by a U.S. holder upon the sale of common shares or warrants, or the receipt of some types of distributions, would be treated as ordinary income and would not be subject to offset by Net Operating Losses;

•	this income generally would be allocated over a U.S. holder’s holding period with respect to our common shares or warrants; and

•	the amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

Pursuant to the specific provisions of the PFIC rules, a taxpayer may realize gain on the disposition of common shares or warrants if the securities are disposed of by a holder whose securities are attributed to the U.S. holder, if the securities are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions.

Additionally, if we are a PFIC, a U.S. holder who acquires our common shares or warrants from a decedent would be denied normally available step-up in tax basis for our securities to fair market value at the date of death instead would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.

A U.S. holder of our warrants is taxed in a manner similar to a U.S. holder of common shares if the holder realizes gain on the sale of the warrants. If the holder of the warrants exercises the warrants to purchase common shares, the holding period over which any income realized is allocated includes the holding period of the warrants. The U.S. warrant holder is treated as a holder of PFIC stock taxable under the ordinary income allocation and interest charge regime described above.

For any tax year in which we are determined to be a PFIC, a U.S. holder of our common shares may make a QEF Election, which is an election to treat the U.S. holder’s common shares as an interest in a qualified electing fund. A U.S. holder of our warrants may not make a QEF election regarding our warrants. If a U.S. holder makes a QEF Election, the U.S. holder of our common shares would be required to include in income currently the U.S. holder’s proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that U.S. holder and would be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that U.S. holder of the common shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

In order to successfully make a QEF election, a U.S. holder of our common shares requires the corporation to distribute tax information prepared pursuant to U.S. tax laws on a per share basis. Due to the significant interest of current U.S. holders in maintaining this option to make a QEF election, we currently intend to prepare and distribute the required tax information to all shareholders on an annual basis.

As an alternative to a QEF Election, a U.S. holder generally may elect to mark the US holder’s common shares to market annually, and, therefore, recognize ordinary income or loss equal to the difference between the fair market value of the U.S. holder’s common shares and the adjusted tax basis of the common shares. A U.S. holder of our warrants may also make a mark-to-market election to avoid the ordinary income allocation regime. Losses would be allowed only to the extent of the net mark-to-market gain accrued under the election. If a mark- to-market election with respect to common shares or warrants is in effect on the date of a U.S. holder’s death, the tax basis of the common shares or warrants in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the common shares or warrants.

Certain economic risks are inherent in making either a QEF election or a Mark-to-Market election. If a QEF election is made, it is possible that a small but significant amount of earned income will be reported to a U.S. holder as taxable income as long as the Company invests its cash reserves, and income taxes will be due and payable on such an amount. A U.S. holder of our common shares may pay tax on such “phantom” income, i.e., income reported to it pursuant to the QEF election, but not actually received. There is no assurance that any distribution or profitable sale will ever be made regarding our shares, so the tax liability may result in a net economic loss.

A mark-to-market election may result in significant share price gains in one year causing a significant income tax liability. This gain may be offset another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss may result in substantial and unpredictable changes in taxable income. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election.

Both the QEF and mark-to-market elections are binding on the U.S. holder for all subsequent years that the U.S. holder owns our stock or warrants unless permission to revoke the election is granted by the IRS.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if the U.S. holder elects to recognize income based on the unrealized appreciation in the common shares through the close of the tax year in which we cease to be a PFIC.

RULES RELATING TO A PFIC ARE VERY COMPLEX. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE RELATIVE MERITS AND THE ECONOMIC AND TAX IMPACT OF PFIC RULES TO YOUR INVESTMENTS IN OUR COMMON SHARES AND WARRANTS AS A NON-ELECTING U.S. HOLDER, A U.S. HOLDER MAKING A QEF ELECTION, OR A U.S. HOLDER MAKING A MARK-TO-MARKET ELECTION.

U.S. Reporting Requirements

U.S. holders who own our shares or warrants for any period during which we are a PFIC (see “Our Status as a Passive Foreign Investment Company”) will be required to file IRS Form 8621 for each tax year during which they hold our shares or warrants.

In addition, if a U.S. holder owns or is treated as owning, applying attribution rules, 5 percent or more of the Company certain additional reporting requirements may apply, including timely submission of an IRS Form 5471 regarding the ownership, acquisition, or disposition of shares. Failure to file IRS Form 5471 may result in penalties, including a possible reduction in foreign tax credits that would otherwise be allowable.

Backup Withholding And Information Reporting

Payments to U.S. holders in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to backup withholding tax at rates equal to:

•	29% for 2005;

•	28% for 2006 through 2010; and

•	31% after 2010.

However, backup withholding will not apply to a U.S. holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided that the required procedures are followed.

SHARES ELIGIBLE FOR FUTURE SALE

As of October 31, 2005, we had 95,956,474 issued common shares. Of these shares, 52,863,660 shares are held by our “affiliates,” as that term is defined under the Securities Act, and will be available for sale in the U.S. public market following the offering only if such sale is made pursuant to registration under the Securities Act or if it complies with Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person or persons whose common shares are aggregated, including our affiliates, would be entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

•	1% of the then-outstanding common shares (959,565 common shares); and

•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about us. Shares sold outside the United States pursuant to Regulation S would not be subject to these restrictions.

Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our IPO) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. All of these shares are included in the shares being registered in connection with the resale Prospectus that forms a part of this Registration Statement on Form F-1. The shareholders who agreed not to sell or offer shares for a period of two years have covenanted not to make any such sales or offers in accordance with a written agreement with BMO Nesbitt Burns Inc. The written agreement does not require legending of certificates or escrowing of shares. There are no understandings or arrangements providing for the release of any of these shares prior to October 6, 2006. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share Option Plan or similar compensation arrangements in place prior to the closing of the Offering. Such selling securityholder agreement shall not apply to (i) the exercise or conversion of any stock option or convertible security, (ii) common shares and warrants purchased in the IPO and issued upon the exercise of the warrants purchased in the IPO, and (iii) the tendering of common shares to a bona fide formal takeover bid from a third party acting at arm’s length to the selling securityholders for 100% of our common shares, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. Peru Copper has also agreed with the underwriters to not issue or sell any common shares or grant any interest or right in any common shares, during a period of 180 days from the date of our initial public offering, or April 6, 2005 without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld.

There has been a public market in our common shares and warrants in Canada since October 6, 2004 and in the United States since April 19, 2005, and we cannot predict the effect, if any, that sales of our common shares or warrants or the availability of those common shares or warrants for sale will have on the market price prevailing from time to time for our common shares and warrants. Sales of common shares or warrants in the public market or the perception that such sales may occur may have an adverse effect on the prevailing market prices of our common shares and warrants.

MAJOR SHAREHOLDERS

The following table sets forth information concerning ownership of our common shares as of October 31, 2005 by persons who beneficially own more than 5% of the outstanding common shares of our company, each person who is a director of our company, each executive officer named in this Prospectus, and all directors and executive officers as a group.

	As of October 31, 2005
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent %
Lowell Family Trust UA(2)	15,340,000	16.0
Ranchu Copper Investments Limited(3)	11,816,900	12.3
Fisherking Holdings Ltd.(4)	6,945,000	7.2
Campania Holdings Inc.(19)	5,318,167	5.5
Tangent International Limited(20)	5,326,666	5.6
Geoffrey Loudon(5)	5,823,466	6.1
J. David Lowell(6)	15,560,000	16.2
Catherine E. McLeod Seltzer(7)	4,825,000	5.0
Charles G. Preble(8)	974,000	1.0
George R. Ireland(9)	2,465,610	2.6
Thomas J. O’Neil(10)	80,000	*
Alan R. Hill(11)	155,000	*
Carl L. Renzoni(12)	155,000	*
David E. De Witt(13)	7,085,001	7.4
Thomas J. Findley(14)	465,000	*
Angel Alvarez(15)	137,200	*
Patrick De Witt(16)	40,500	*
Paul M. Stein(17)	141,050	*
John P. Fairchild(18)	155,000	*
Commonwealth Bank of Australia Limited(21)	4,828,999	5.0
All Directors and Executive Officers as a Group (13 Persons)(22)	32,164,160	33.5

Notes:

*	Represents less than 1% of the common shares outstanding.
(1)	Unless otherwise indicated, the business address of each person is c/o Peru Copper Inc., Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4MB.
(2)	Mr. J. David Lowell and his wife, Edith Lowell exercise control and direction over 14,160,000 common shares held by the Lowell Family Trust UA in their capacity as trustees of the Lowell Family Trust UA. Includes warrants to purchase 1,180,000 common shares, at an exercise price of $2.00 per share until March 18, 2006.
(3)	Ranchu Copper Investments Limited is a company controlled by Mr. Luis J. Baertl with offices at Apoquindo 3721, 73, Las Condes, Santiago, Chile. Includes warrants to purchase 117,300 common shares, at an exercise price of $2.00 per share until March 18, 2006.
(4)	Fisherking Holdings Ltd. is a company controlled by Mr. David E. De Witt. Includes warrants to purchase 45,000 common shares, at an exercise price of $2.00 per share until March 18, 2006.
(5)	Includes (a) 4,795,133 common shares and 988,333 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Sunbeam Opportunities Limited as nominee for Mr. A.G. Loudon, a member of our advisory committee, and (b) 40,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009. Excludes 60,000 common shares issuable upon exercise of unvested options, at an exercise price of C$1.65 until October 6, 2009.
(6)	See Note 2. Also includes (a) 200,000 common shares issuable upon exercise of vested options , at an exercise price of C$1.65 until October 6, 2009, and (b) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 300,000 common shares, at an exercise price of C$1.65 until October 6, 2009, and (b) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.

(7)	Includes (a) 235,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, (b) 120,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (c) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 180,000 common shares, at an exercise price of C$1.65 until October 6, 2009, and (b) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(8)	Includes (a) 60,000 common shares held by The Preble Family Revocable Trust, (b) 30,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by The Preble Family Revocable Trust, (c) 432,000 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until February 24, 2009, (d) 432,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (e) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 288,000 commons shares, at an exercise price of $1.40 until February 24, 2009, (b) 648,000 common shares, at an exercise price of C$1.65 until October 6, 2009, and (c) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(9)	Includes (a) 292,948 and 1,207,052 common shares, respectively, and 146,474 and 603,526 common shares, respectively, issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Geologic Resource Fund LP and Geologic Resource Fund Ltd., respectively, each with offices at 535 Boylston Street, Boston, Massachusetts 02116, (b) 44,110 common shares and 16,500 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, (c) 15,000 common shares issuable upon exercise of options vesting within 60 days and 30,000 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until June 29, 2009, (d) 90,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (e) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 30,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) 135,000 common shares, at an exercise price of C$1.65 until October 6, 2009, and (c) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(10)	Includes (a) 60,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.26 until February 8, 2010, and (b) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 240,000 common shares, at an exercise price of C$1.26 until February 8, 2010, and (b) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(11)	Includes (a) 15,000 common shares issuable upon exercise of options vesting within 60 days and 30,000 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until June 29, 2009, (b) 90,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (c) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 30,000 common shares, at an exercise price of $1.40 per share until June 29, 2009, (b) 135,000 common shares, at an exercisable price of C$1.65 until October 6, 2009, and (c) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(12)	Includes (a) 15,000 common shares issuable upon exercise of options vesting within 60 days and 30,000 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until June 29, 2009, (b) 90,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (c) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 30,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) 135,000 common shares, at an exercisable price of C$1.65 until October 6, 2009, and (c) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(13)	See Note 4. Includes (a) 60,000 common shares issuable upon exercise of options vesting within 60 days and 60,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.56 until November 24, 2009, and (b) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 180,000 common shares, at an exercise price of C$1.56 until November 24, 2009, and (b) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010. Mr. De Witt also holds one share personally from the Company’s formation.

(14)	Includes (a) 5,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, (b) 180,000 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until February 24, 2009, (c) 180,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (d) 90,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 120,000 common shares, at an exercise price of $1.40 until February 24, 2009, (b) 270,000 common shares, at an exercise price of C$1.65 per share until October 6, 2009, and (c) 360,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(15)	Includes (a) 19,200 common shares issuable upon exercise of options vesting within 60 days and 38,400 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until June 29, 2009, (b) 57,600 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (c) 22,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 38,400 common shares, at an exercise price of $1.40 per share until June 29, 2009, (b) 86,400 common shares, at an exercise price of C$1.65 until October 6, 2009, and (c) 88,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(16)	Includes (a) 10,000 common shares issuable upon exercise of options vesting within 60 days and 20,000 common shares issuable upon exercise of vested options, at an exercise price of $1.40 until June 29, 2009, (b) 10,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009, and (c) 500 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 20,000 common shares, at an exercise price of $1.40 until June 29, 2009, (b) 15,000 common shares, at an exercise price of C$1.65 until October 6, 2009, and (c) 2,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(17)	Includes (a) 16,500 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, and (b) 80,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.65 until October 6, 2009. Excludes 120,000 common shares issuable upon exercise of unvested options, at an exercise price of C$1.65 until October 6, 2009.
(18)	Includes (a) 60,000 common shares issuable upon exercise of options vesting within 60 days and 60,000 common shares issuable upon exercise of vested options, at an exercise price of C$1.56 until November 24, 2009, and (b) 20,000 common shares issuable upon exercise of options vesting within 60 days, at an exercise price of C$1.58 until May 5, 2010. Excludes unvested options to purchase (a) 180,000 common shares, at an exercise price of C$1.56 per share until November 24, 2009, and (b) 80,000 common shares, at an exercise price of C$1.58 until May 5, 2010.
(19)	Campania Holding Inc. is a company controlled by Kwok Wai Chiu. Includes warrants to purchase 393,334 common shares, at an exercise price of $2.00 per share until March 18, 2006.
(20)	Tangent International Limited is a company controlled by Mr. Werner Mueller. Includes warrants to purchase 423,333 common shares, at an exercise price of $2.00 per share until March 18, 2006.
(21)	Includes (a) 411,500 common shares and warrants to purchase 159,812 common shares, at an exercise price of $2.00 per share until March 18, 2006, beneficially owned by First State Investment Managers, a subsidiary of Commonwealth Bank of Australia Limited, (b) 2,887,500 common shares and warrants to purchase 1,175,350 common shares, at an exercise price of $2.00 per share until March 18, 2006, beneficially owned by Colonial First State Wholesale Global Resources Fund, (c) warrants to purchase 59,317 common shares, at an exercise price of $2.00 per share until March 18, 2006, beneficially owned by CFCL Global Resources Fund, and (d) warrants to purchase 135,520 common shares, at an exercise price of $2.00 per share until March 18, 2006, beneficially owned by CMLA Global Resources Fund. Colonial First State Investments Limited, a subsidiary of Commonwealth Bank of Australia Limited, is investment manager for Colonial First State Wholesale Global Resources Fund, CFCL Global Resources Fund and CMLA Global Resources Fund.
(22)	Includes an aggregate 4,980,500 common shares issuable upon exercise of outstanding warrants, vested options and options vesting within 60 days described in Notes 2, and 6 through 18.

As of October 7, 2005, there were 37 registered United States shareholders holding an aggregate of 23,664,330 common shares representing 24.7% of Peru Copper’s outstanding common shares and 26 United States holders of warrants holding an aggregate of 3,560,924 warrants representing 16.3% of Peru Copper’s outstanding warrants.

SELLING SECURITYHOLDERS

The shares offered by this Prospectus are issuable or were issued by us to the selling securityholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common stock by the selling securityholders as of October 6, 2005 (unless otherwise specified below). Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. The selling securityholders are not under any obligation to sell all or any portion of their common shares or warrants, nor are the selling securityholders obligated to sell any of their securities immediately after this Prospectus. We have assumed for the purposes of the following table that all of the securities covered by this Prospectus held by such selling securityholders are sold.

Name and Address	Number of Shares Beneficially Owned Prior to Offering	Percent of Shares Owned Prior to Offering	Number of Shares Offered	Number of Warrants Beneficially Owned Prior to Offering	Percent of Warrants Owned Prior to Offering	Number of Warrants Offered	Percent of Existing Equity Capital Offered	Percent Owned After Offering

Scudder Mutual Funds, Inc. Scudder Gold and Precious Metals Fund 345 Park Avenue New York, NY 10154	0	*	0	395,000	1.8	395,000	*	*

Fidelity Select Portfolios: Industrial Materials Portfolio 82 Devonshire Street, M2 E31C Boston, MA 02109	930,000	*	730,000	365,000	1.7	365,000	*	*

Roytor & Co., nominee for Jennison Natural Resources Fund, Inc.(1) Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	808,800	*	808,800	404,400	1.8	404,400	*	*

Roytor & Co., nominee for Natural Resources Portfolio of the Prudential Series Fund, Inc.(1) Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	656,200	*	656,200	328,100	1.5	328,100	*	*

Libra Fund LP 909 Third Avenue 29th Floor New York, NY 10022	2,757,980	2.9	2,657,980	1,055,255	4.8	1,055,255	2.8	*

Paul L. Baker 3333 E. Speedway Tucson, AZ 85716	695,400	*	645,400	275,675	1.3	275,675	*	*

Geologic Resource Fund LP 620 Sun Valley Road Ketchum, ID 83340	292,948	*	292,948	146,474	*	146,474	*	*

Seaman’s Capital Management, Ltd. FBO Jack and Caroline Kline #140450 28 Junction Square Drive Concord, MA 01742	15,000	*	15,000	7,500	*	7,500	*	*

Seaman’s Capital Management, Ltd. FBO Alham, Inc. 28 Junction Square Drive Concord, MA 01742	15,000	*	15,000	7,500	*	7,500	*	*

Seaman’s Capital Management, Ltd. FBO Richard W. Weissberg #140446 28 Junction Square Drive Concord, MA 01742	20,000	*	20,000	10,000	*	10,000	*	*

Name and Address	Number of Shares Beneficially Owned Prior to Offering	Percent of Shares Owned Prior to Offering	Number of Shares Offered	Number of Warrants Beneficially Owned Prior to Offering	Percent of Warrants Owned Prior to Offering	Number of Warrants Offered	Percent of Existing Equity Capital Offered	Percent Owned After Offering

Seaman’s Capital Management, Ltd. FBO Duncan D. Russell Trust #140442 28 Junction Square Drive Concord, MA 01742	20,000	*	20,000	10,000	*	10,000	*	*

Seaman’s Capital Management, Ltd. FBO Sprague 24 Remainder #140397 28 Junction Square Drive Concord, MA 01742	25,000	*	25,000	12,500	*	12,500	*	*

Seaman’s Capital Management, Ltd. FBO Walter Cabot Jr. #140415 28 Junction Square Drive Concord, MA 01742	85,600	*	85,600	17,500	*	17,500	*	*

Seaman’s Capital Management, Ltd. FBO Sprague 76 #140396 28 Junction Square Drive Concord, MA 01742	70,000	*	70,000	35,000	*	35,000	*	*

Seaman’s Capital Management, Ltd. FBO Guy Lombardo #140413 28 Junction Square Drive Concord, MA 01742	133,000	*	133,000	66,500	*	66,500	*	*

Seaman’s Capital Management, Ltd. FBO Robert B. Matson #140441 28 Junction Square Drive Concord, MA 01742	78,350	*	78,350	23,500	*	23,500	*	*

Seaman’s Capital Management, Ltd. FBO Andrew Carter #4517222 28 Junction Square Drive Concord, MA 01742	140,300	*	140,300	70,150	*	70,150	*	*

Seaman’s Capital Management, Ltd. FBO William S. Kelley #4734441 28 Junction Square Drive Concord, MA 01742	12,000	*	12,000	6,000	*	6,000	*	*

Seaman’s Capital Management, Ltd. FBO William P. Gately r/o IRA #4734413 28 Junction Square Drive Concord, MA 01742	12,000	*	12,000	6,000	*	6,000	*	*

Seaman’s Capital Management, Ltd. FBO Loomis Institute #4735758 28 Junction Square Drive Concord, MA 01742	103,650	*	103,650	51,825	*	51,825	*	*

Seaman’s Capital Management, Ltd. FBO Paul and Jamie Saganay #4734554 28 Junction Square Drive Concord, MA 01742	30,950	*	30,950	15,475	*	15,475	*	*

Seaman’s Capital Management, Ltd. FBO Richard F. Seamans #4512172 28 Junction Square Drive Concord, MA 01742	20,000	*	20,000	10,000	*	10,000	*	*

Seaman’s Capital Management, Ltd. FBO Lahey Clinic Pension Fund #20501095661 28 Junction Square Drive Concord, MA 01742	75,000	*	75,000	37,500	*	37,500	*	*

Seaman’s Capital Management, Ltd. FBO Hiram and Bridgid Samal #4732662 28 Junction Square Drive Concord, MA 01742	15,000	*	15,000	7,500	*	7,500	*	*

Name and Address	Number of Shares Beneficially Owned Prior to Offering		Percent of Shares Owned Prior to Offering	Number of Shares Offered	Number of Warrants Beneficially Owned Prior to Offering	Percent of Warrants Owned Prior to Offering	Number of Warrants Offered	Percent of Existing Equity Capital Offered	Percent Owned After Offering

Seaman’s Capital Management, Ltd. FBO Diana F. Seamans #4734477 28 Junction Square Drive Concord, MA 01742	15,000		*	15,000	7,500	*	7,500	*	*

Seaman’s Capital Management, Ltd. FBO Walter Cabot #4552200 28 Junction Square Drive Concord, MA 01742	25,000		*	25,000	12,500	*	12,500	*	*

Seaman’s Capital Management, Ltd. FBO Lifespan Endowment #LFEF1534002 28 Junction Square Drive Concord, MA 01742	120,000		*	120,000	60,000	*	60,000	*	*

Tocqueville Gold Fund 1675 Broadway 16th Floor New York, NY 10019	910,000		*	910,000	455,000	2.1	455,000	*	*

Midas Fund, Inc. 11 Hanover Square 12th Floor New York, NY 10005	400,000		*	400,000	200,000	*	200,000	*	*

Foxby Corp. 11 Hanover Square 12th Floor New York, NY 10005	110,000		*	110,000	55,000	*	55,000	*	*

Michael Kern P.O. Box 13094 Milwaukee, WI 53213-0094	10,000		*	10,000	5,000	*	5,000	*	*

Colin Campbell and Kimberley Ann Clarke-Campbell 2845 NE 9th Street Suite 404 Fort Lauderdale, FL 33304	25,000		*	25,000	12,500	*	12,500	*	*

Thomas J. Findley Minera Peru Copper S.A. Av. San Borja Norte 1302 San Borja, Lima 41, Peru	460,000	(2)	*	10,000	5,000	*	5,000	*	*

Kenneth E. Hecker 8152 Chehalis Road Blaine, WA 98230	10,000		*	10,000	5,000	*	5,000	*	*

Walter Parks 6154 Hawarden Drive Riverside, CA 92506	3,900		*	3,900	1,950	*	1,950	*	*

Douglas Lowell 3130 Elena Maria Drive Tucson, AZ 85750	987,700		1.0	987,700	468,375	2.1	468,375	1.0	*

Charles G. Preble 3180 East Crest Shadows Drive Tucson, AZ	944,000	(2)	*	60,000	30,000	*	30,000	*	*

US Global Investor World Precious Minerals Fund 7900 Callaghan Road San Antonio, TX 78229	230,600		*	215,600	167,375	*	78,375	*	*

Seamans Capital Management, Ltd. FBO Phillip & Patricia Dubuque #14046 28 Junction Square Drive Concord, MA 01742	63,250		*	63,250	0	*	0	*	*

Paul MacNeill 950—1055 West Georgia Street Vancouver, BC, Canada	0		*	0	13,750	*	13,750	*	*

Name and Address	Number of Shares Beneficially Owned Prior to Offering	Percent of Shares Owned Prior to Offering	Number of Shares Offered	Number of Warrants Beneficially Owned Prior to Offering	Percent of Warrants Owned Prior to Offering	Number of Warrants Offered	Percent of Existing Equity Capital Offered	Percent Owned After Offering

Front Street Canadian Hedge 87 Front Street East, Suite 400, 4th Floor Toronto, ON M5E 1B8	0	*	0	62,700	*	62,700	*	*

Tocqueville Gold Offshore Fund c/o Citco Fund Services (Cayman), Corporate Center, West Bay Road P.O. Box 31106 Grand Cayman, Cayman Islands	0	*	0	274,331	1.6	183,126	*	*

TD Asset Management Inc. 33rd Flr, TD-CT Tower, 161 Bay Street Toronto, ON M5J 2T2	50,000	*	50,000	74,525	*	74,525	*	*

Sanovest Holdings Ltd. 411-875 Water Street Vancouver, BC V6B 5C8	0	*	0	68,825	*	25,575	*	*

Libra Offshore Ltd. Goldman Sachs Cayman Trust Cayman Islands, BWI	483,770	*	473,770	231,770	*	176,770	*	*

First State Investment Managers 23 St. Andrew Square Edinburgh, UK EH2 1BB	411,500	*	280,500	159,812	*	103,812	*	*

CFCL Global Resources Fund Level 29, 52 Martin Place Sydney, New South Wales 2000	0	*	0	59,317	*	59,317	*	*

CMLA Global Resources Fund Level 29, 52 Martin Place Sydney, New South Wales 2000	0	*	0	135,520	*	135,520	*	*

Colonial First State Wholesale Global Resources Fund Level 29, 52 Martin Place Sydney, New South Wales 2000	2,887,500	3.0	2,062,500	1,175,350	5.4	762,850	2.1	*

Mariner Opportunities Fund, L.P. 500 Mamaroneck Ave. Harrison, NY 10528	202,620	*	202,620	0	*	0	*	*

Tocqueville Gold Partners, LP 1675 Broadway, 16th Floor New York, NY 10019	0	*	0	30,879	*	30,879	*	*

Seamans Capital Management, Ltd. FBO Eugene Mercy, Jr. #4735772 28 Junction Square Drive Concord, MA 01742	31,350	*	31,350	15,675	*	15,675	*	*

Seaman’s Capital Management, Ltd. FBO Bass Family Trust #4723772 28 Junction Square Drive Concord, MA 01742	38,500	*	38,500	19,250	*	19,250	*	*

Apogee Gold Fund, LLC 90 Strawberry Hill Street Dover, MA 02030	294,250	*	294,250	105,875	*	105,875	*	*

Mercaldo Family Trust 117 6th Street Del Mar, CA 92014	215,600	*	215,600	178,375	*	78,375	*	*

Seaman’s Capital Management, Ltd. FBO Richard M. Burnes #140463 28 Junction Square Drive Concord, MA 01742	31,350	*	31,350	15,675	*	15,675	*	*

Name and Address	Number of Shares Beneficially Owned Prior to Offering		Percent of Shares Owned Prior to Offering	Number of Shares Offered	Number of Warrants Beneficially Owned Prior to Offering	Percent of Warrants Owned Prior to Offering	Number of Warrants Offered	Percent of Existing Equity Capital Offered	Percent Owned After Offering

Seaman’s Capital Management, Ltd. FBO EPS Equities Partnership #4510892 28 Junction Square Drive Concord, MA 01742	17,600		*	17,600	8,800	*	8,800	*	*

Seaman’s Capital Management, Ltd. FBO Eleanor Mulvaney #4512142 28 Junction Square Drive Concord, MA 01742	23,650		*	23,650	11,825	*	11,825	*	*

George R. Ireland(3) One International Place Boston, MA 02110	1,699,110	(2)	1.8	44,110	766,500	3.5	16,500	*	*

Lowell Family Trust UA 2000-400 Burrard Street Vancouver, B.C. V6C 3A6	14,160,000		14.8	14,160,000	1,180,000	5.4	1,180,000	14.8	*

Catherine McLeod-Seltzer #410-625 Howe St. Vancouver, BC V6C 2T6	4,590,000	(2)	4.8	4,450,000	235,000	*	75,000	4.6	*

Ranchu Copper Investments Limited Apoquindo 3721, 73, Las Condes Santiago, Chile	11,699,600		12.2	11,699,600	117,300	*	117,300	12.2	*

Fisherking Holdings Ltd. Suite 920, 475 West Georgia Street Vancouver, BC V6B 4M9	6,900,000		7.2	6,900,000	45,000	*	45,000	7.2	*

David E. De Witt Suite 920, 475 West Georgia Street Vancouver, BC V6B 4M9	7,040,001	(2)	7.3	6,900,000	45,000	*	45,000	7.2	*

Sunbeam Opportunities Limited 201 St. George’s Building 2 Ice House Street Central, Hong Kong	4,795,133		5.0	4,795,133	988,333	4.5	393,333	5.0	*

Campania Holdings Inc. Rooms 1009-1012, 10/F K. WAH Centre, 191 Java Road, North Point, Hong Kong	4,924,833		5.1	4,924,833	393,334	1.8	393,334	5.1	*

Tangent International Limited Mettlenstrasse 22, CH-8142 Uitikon, Switzerland	4,903,333		5.1	4,903,333	423,333	1.9	393,333	5.1	*

TOTAL	69,533,380		72.5	65,225,727	11,494,134	52.6	9,258,653	68.0	0

*	less than 1 percent

(1)	Jennison Associates LLC (“Jennison”) serves as subadviser with power to direct investments and/or power to vote the shares owned by this entity, as well as shares owned by certain other clients and may be deemed to beneficially own the shares held by this entity. Jennison expressly disclaims ownership of such shares. Jennison is a wholly-owned subsidiary of Prudential Financial, Inc. which is a publicly-traded financial services company.

(2)	Includes common shares issuable upon exercise of vested options and options vesting within 60 days.

(3)	See footnote 9 to page 84.

Pursuant to a private placement of our securities in the United States in October 2004 between us and certain selling securityholders, we sold a total of 9,431,848 shares of our common stock and warrants to purchase 4,715,924 shares of our common stock at an exercise price of C$1.65 for a total gross cash consideration of $11,668,549.20. Under the terms of the subscription agreements, we filed a registration statement, of which this Prospectus forms a part, in order to permit the selling securityholders in that offering to resell to the public in the United States the shares of common stock, the warrants and shares issuable upon exercise of the warrants that they received in the private placement.

Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our Canadian IPO) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. All of these shares are included in the shares being registered in connection with the resale Prospectus that forms a part of this Registration Statement on Form F-1. The shareholders who agreed not to sell or offer shares for a period of two years have covenanted not to make any such sales or offers in accordance with a written agreement with BMO Nesbitt Burns Inc. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share Option Plan or similar compensation arrangements in place prior to the closing of the Offering.

PLAN OF DISTRIBUTION

The selling securityholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this Prospectus;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise entered into after the date of this Prospectus;

•	one or more underwritten offerings on a firm commitment or best efforts basis; or

•	any other method permitted pursuant to applicable law; and

•	a combination of any such methods of sale.

The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this Prospectus, or transfer the securities by gift.

Agents, broker-dealers or underwriters engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, however compensation to a particular broker-dealer might be in excess of customary commissions. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

In connection with the sale of our common stock or interests therein, the selling securityholders after the date of this Prospectus may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders after the date of this Prospectus may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The following selling securityholders have informed us that they are affiliates of registered broker-dealers: Fidelity Select Portfolios: Industrial Materials Portfolio, Tocqueville Gold Fund, Tocqueville Gold Offshore Fund, Tocqueville Gold Partners, LP, Midas Fund, Inc., Foxby Corp., US Global Investors World Precious Minerals Fund, TD Asset Management Inc., Amaranth, LLC and Catherine McLeod-Seltzer. The selling securityholders have informed us that they acquired their common shares and warrants in the ordinary course of business and do not have any agreement or understanding, directly or indirectly, with any person to distribute these securities.

The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We have agreed with BMO Nesbitt Burns Inc. to share equally in the payment of all expenses associated with the registration, including filing and printing fees, counsel and accounting fees and expenses, costs associated with registering the securities covered by this registration statement. BMO’s maximum obligation is C$250,000, which has been paid.

Warrants

Pursuant to the terms of the Warrant Indenture, each whole warrant is exercisable, at a price of $2.00 per share, into one common share of Peru Copper Inc. at any time on or before 5:00 p.m. (Toronto time) on March 18, 2006. For a description of the terms of the Warrant Indenture, please refer to information provided under the heading “Description of Capital Stock and Certain Requirements of Canada Legislation”—“Warrants”.

Blackout Period and Lock-ups

Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our IPO) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share Option Plan or similar compensation arrangements in place prior to the closing of the Offering. In addition, Peru Copper agreed, during the period until April 6, 2005, not to directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or securities convertible or exchangeable into our common shares. Such selling securityholder agreement shall not apply to (i) the exercise or conversion of any stock option or convertible security, (ii) common shares and warrants purchased in the IPO and issued upon the exercise of the warrants purchased in the IPO, and (iii) the tendering of common shares to a bona fide formal takeover bid from a third party acting at arm’s length to the selling securityholders for 100% of our common shares, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld.

Pursuant to the Underwriting Agreement with BMO Nesbitt Burns Inc. related to our initial public offering in Canada, we agreed to file with the United States Securities and Exchange Commission a registration statement on Form F-1 (or such other form of registration statement as is then available to effect the registration for resale of such securities) containing a resale Prospectus registering the common shares comprising part of the Units, the warrants and the common shares underlying the warrants, by January 6, 2005 (90 days of the closing of our IPO) and to use our best efforts to have such registration statement declared effective by the SEC by April 6, 2005 (180 days of the closing of the IPO). In the event that the registration statement was not filed by January 6, 2005 or we did not use our best efforts to cause the registration statement to be declared effective by the SEC by April 6, 2005, we agreed to pay to each purchaser of Units that continues to hold such Units, and each transferee of Units that acquires Units pursuant to an exemption from the registration requirements of the U.S. Securities Act other than Regulation S, an amount equal to 1% of the Offering Price attributable to the portion of the Units not resold pursuant to Regulation S at such time, at our option in cash or in our common shares calculated at the current market price, for every 30-day period or portion thereof following the filing deadline or the effective deadline, as the case may be, that the registration statement was not filed or declared effective, as applicable. The registration statement was declared effective by the SEC on April 15, 2005 and we were not required to pay any penalties in cash or common shares. If for any reason the registration statement does not remain continuously effective, the common shares and the warrants may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act, until such time as the registration statement is again declared effective by the SEC.

LIMITATION ON ENFORCEMENT OF CIVIL JUDGMENTS

We are incorporated under the Canada Business Corporations Act and our executive office is in Vancouver, British Columbia. Some of our directors and officers are citizens or residents of countries other than the U.S. and all, or substantially all, of our assets and the assets of such persons are located outside of the U.S. Consequently, it may be difficult for you to effect service of process within the U.S. upon our directors and officers or to realize in the U.S. upon judgments against such persons granted by courts of the U.S. based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability against us and against our non-U.S. resident directors and officers in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability against us and against our non-U.S. resident directors and officers in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. As a result, it may not be possible to enforce those actions against us or against certain of our directors and officers.

EXPERTS

The consolidated financial statements of Peru Copper Inc. as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003 included in this Prospectus and the registration statement have been so included in reliance on the audit report of PricewaterhouseCoopers LLP, independent accountants, as given on the authority of said firm as experts in auditing and accounting.

The information included in this Prospectus regarding the mineralization is based on estimates reviewed and supported by Independent Mining Consultants Inc., an international engineering firm, in reliance upon the authority of such firm as experts in geology, mine planning, metallurgy, mineral evaluation and mineral reserve estimation and the consent of such firm to its inclusion.

We retained Independent Mining Consultants to provide an independent statement of resources for the Toromocho porphyry copper deposit in central Peru and to prepare a technical report of the property. Information in this Prospectus of an economic, scientific or technical nature in respect of the Toromocho Project is based upon the Technical Report dated August 25, 2004 prepared by John M. Marek, P.E., who is employed as the President and Senior Mining Engineer of Independent Mining Consultants which was updated as of May 11, 2005 as required by NI  43-101. New mineral resource estimates were announced by us on October 5, 2005 and have been incorporated into the resale prospectus that forms part of this Registration Statement or Form F-1.

The environmental baseline study referenced in this Prospectus was provided to us by the environmental auditing company SVS Ingenieros S.A. from its Environmental Baseline Study for the Morococha Mining District Project dated December 2004, for the purpose of establishing baseline environmental conditions in the area of the concessions as at the date of the Toromocho Option Agreement.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares, the warrants and the units is Computershare Trust Company of Canada at its principal offices in Toronto, Canada and its affiliate, Computershare Trust Company Inc., located in Golden, Colorado is acting as U.S. co-transfer agent.

EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares and warrants in this offering, other than any underwriting discounts and commissions payable by the selling security holders, as follows, of which C$250,000 has been paid by BMO Nesbitt Burns Inc.:

SEC registration fee	$10,969
Printing and engraving expenses	100,000
Legal fees and expenses	287,000
Accountants’ fees and expenses	75,000
AMEX filing fee	32,500
Transfer agent’s fees and expenses	5,000
Miscellaneous costs	3,000
Total	$513,469

LEGAL MATTERS

Certain legal matters in connection with the sale of the common shares and warrants offered hereby will be passed upon for us by Porzio Bromberg & Newman PC, New York, New York as to matters of United States and New York law, and by Cassels, Brock & Blackwell LLP, Toronto, Ontario, Canada, as to matters of Canadian law. Paul Stein, Esq., a partner with Cassels, Brock & Blackwell acts as our secretary and holds 44,500 common shares, 16,500 warrants and options to acquire 200,000 common shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 with respect to the common shares being offered by this Prospectus. This Prospectus is a part of that registration statement. As permitted by SEC rules, this Prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules. For further information about us, the common shares and the warrants offered by this Prospectus, please refer to these registration statements. In addition, wherever we refer to a contract or other document of ours in this Prospectus, the reference is not necessarily complete and you should refer to the exhibits and schedules that are a part of this registration statement for a copy of the contract or other document. You may read and copy this registration statement, exhibits and schedules at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.

After the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room or access them through its website.

In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces or territories. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR.” The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the AMEX.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934, as amended.

INDUSTRY AND MARKET DATA

We have derived substantially all of the information contained in this Prospectus concerning our industry and competitors from publicly available information (including through subscription), and we have relied on the accuracy of this information without independent verification. In particular, we have cited in this Prospectus Independent Mining Consultants, Inc. and Brook Hunt, which are independent sources for information about the copper and mining industries.

GLOSSARY OF GEOLOGICAL AND MINING TERMS

The following is a glossary of technical terms and abbreviations that appear in this Prospectus. The definitions for the terms mineral reserves, proven mineral reserves, probable mineral reserves, mineral resource, measured mineral resources, indicated mineral resources and inferred mineral resources are definitions that we are required to use in accordance with Canadian regulations and are not consistent with the requirements of the SEC. See “Business—Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources.”

“assay”	An analysis to determine the presence, absence or concentration of one or more chemical components.

“breccia”	A rock in which angular fragments are surrounded by a mass of fine-grained minerals. These fragments may be produced by volcanic explosion, faulting or sedimentary deposition. The sharpness of the fragments indicates that they did not travel far from where they fractured.

“cathode”	A refined form of copper. Cathodes are sold or melted and cast into cakes, billets, wirebars or rods.

“chalcocite”	A sulphide mineral of copper common in a zone of secondary enrichment.

“chalcopyrite”	A sulphide mineral of copper and iron: the most important ore mineral of copper.

“concentrator”	A plant where ore is separated into metal concentrates and reject material through processes such as crushing, grinding and flotation. Concentrates are shipped to a smelter.

“cutoff”	The grade or tenor which is utilized to determine the portion of a mineral deposit that has reasonable prospects for economic extraction applying appropriate factors such as location, scale, continuity, assumed mining method, metallurgical process recoveries, operating cost estimates, and reasonable metal prices.

“deposit”	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.

“diamond drill”	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

“dip”	The angle at which a bed is inclined from the horizontal.

“electrowinning”	The process of removal of copper from solution by the action of electric currents.

“exploration”	Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.

“extraction”	Removal of waste or ore from the ground.

“feasibility study”	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“flotation”	A milling process by which some mineral particles are induced to become attached to bubbles of froth and to float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

“grade”	The average amount of metal expressed as a percentage or in ounces per ton.

“leaching”	The process of extracting metal from an ore or concentrate through the application of an acidic solution such as cyanide.

“host”	The body of rock in which mineralization of interest occurs.

“Indicated Mineral Resource”	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

“indicator”	An indicator is a 0 or 1 value assigned to a sample based on some criteria.

“Inferred Mineral Resource”	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, working and drill holes which may be limited or of uncertain quality and reliability.

“km”	Kilometers.

“kriging”	A statistical method used in estimating mineralization using a weighted, moving average to estimate values of spatially distributed variables and to the rate of probable error in the estimation process.

“limestone”	A carbonate-rich sedimentary rock.

“m”	Meters.

“Measured Mineral Resource”	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, working sand drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

“metallurgy”	The science of separating metals from their ores by mechanical and chemical processes.

“mine”	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.

“mineralization”	The concentration of minerals within a body of rock for which the economics of recovery have not yet been established.

“mineral claim”	That portion of public or private mineral lands which a party has staked or marked out in accordance with mining laws to acquire the right to explore for and exploit the minerals under the surface.

“mineral reserves”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that extraction can be economically justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that extraction is economically justified.

Probable mineral reserve: The economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that extraction can be economically justified.

“mineral resources”	Mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mining or mineral concessions”	The right to carry out mining activities on an exclusive basis within a specified area.

“molybdenum”	A hard, silver-white metallic element occurring principally in the minerals molybdenite and wulfenite.

“open pit mining”	A common method of mining porphyry copper deposit where an orebody is situated close to the surface, is large enough and has limited amount of waste material to remove in order to expose the ore deposit.

“ore”	A metal or mineral, or a combination of these, of sufficient value as to quality and quantity to enable it to be mined at a profit.

“oxide”	An adjective applied to a rock, mineral resource or mineral reserve indicating that it has been subjected to oxidation through weathering and exposure to the surface elements or ground water.

“porphyry”	An igneous rock of any composition that contains large, conspicuous crystals in a fine-grained groundmass.

“porphyry copper deposit”	A disseminated large-tonnage, low-grade deposit, in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.

“pre-feasibility study”	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“quartz”	A mineral composed of silicon dioxide.

“reclamation”	The process by which lands disturbed as a result of mining activity are returned back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

“refining”	The purification of crude metallic products using electrolytic or electrochemical processes to remove impurities.

“skarn”	A term used to describe metamorphic rocks surrounding an igneous intrusive where it comes into contact with a limestone and dolomite rock formation.

“smelter”	A plant where a pyro-metallurgical process separates metal by fusion from those impurities with which it may be chemically combined or physically mixed.

“solvent extraction”	A hydrometallurgical process using organic solvents to extract metal from a leach solution.

“sulfide”	A group of minerals in which one or more metals are found in combination with sulfur.

“surface rights”	The right to use so much of the surface of land as may be reasonably necessary for the conduct of operations.

“SX/EW”	Solution extraction/electrowinning.

“tailings”	Finely ground rock from which valuable minerals have been extracted by milling.

“vein”	A thick sheet-like intrusion into a fissure or crack, commonly bearing quartz.

“waste”	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

PERU COPPER INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003	F-4

Consolidated Statements of Operations and Deficit for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003 and for the period from April 24, 2003 to December 31, 2004

F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003 and for the period from April 24, 2003 to December 31, 2004	F-6

Notes to Consolidated Financial Statements December 31, 2004 and 2003	F-7 – F-17

Interim Consolidated Balance Sheets as of September 30, 2005 (unaudited) and as of December 31, 2004	F-19

Interim Consolidated Statements of Shareholders’ Equity for the nine month period ended September 30, 2005 (unaudited) and for the 12 month periods ended December 31, 2004 and December 31, 2003	F-20

Interim Consolidated Statements of Operations and Deficit for the three and nine month periods ended September 30, 2005 (unaudited) and for the three and nine month periods ended September 30, 2004 (unaudited)

F-21

Interim Consolidated Statements of Cash Flows for the three and nine month periods ended September 30, 2005 (unaudited) and for the three and nine month periods ended September 30, 2004 (unaudited)	F-22

Notes to Interim Consolidated Financial Statements September 30, 2005 (unaudited)	F-23-F-30

Report of Independent Registered Public Accounting Firm

[Letterhead of PricewaterhouseCoopers LLP]

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 357

Telephone + 1 604 806 7000

Facsimile + 1 604 806 7806

Auditors’ Report

To the Shareholders of

Peru Copper Inc.

We have audited the consolidated balance sheets of Peru Copper Inc. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from April 24, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

February 4, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peru Copper Inc.

(an exploration stage company)

Consolidated Balance Sheets

As of December 31, 2004 and 2003

(expressed in U.S. dollars)	December 31, 2004 $	December 31, 2003 $
Assets

Current assets
Cash and cash equivalents	40,707,328	216,082
Restricted cash (note 4)	2,000,000	—
Prepaid expenses and advances	105,066	32,497

	42,812,394	248,579

Property, plant and equipment—net of depreciation of $24,333 (2003—$1,641)	161,334	18,360
Exploration properties (note 4)	12,756,598	1,206,428

	55,730,326	1,473,367

Liabilities

Current liabilities
Trade accounts payable and accruals (note 8)	1,078,661	87,432
Due to related parties (note 5)	304,099	242,114

	1,382,760	329,546

Shareholders’ Equity
Share capital (note 6)
Authorized
Unlimited with no par value
Issued and outstanding
94,027,320 (2003—1) common shares	52,834,440	1,187,562
Contributed surplus	1,834,155	—
Deficit (accumulated during exploration stage)	(321,029)	(43,741)

	54,347,566	1,143,821

	55,730,326	1,473,367

Commitments (note 8)

Approved by the Board of Directors

/S/    DAVID LOWELL                                     Director                /S/    CHARLES PREBLE                               Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

(expressed in U.S. dollars)	Common stock shares	Warrants and agent options	Common stock amount $	Contributed surplus $	Deficit accumulated during the exploration stage $	Total equity $
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance—December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821
Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance—December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in U.S. dollars)	Year ended December 31, 2004 $	Period from April 24, 2003 to December 31, 2003 $	Period from April 24, 2003 to December 31, 2004 $
Interest income	261,441	2,270	263,711

Expenses
Stock-based compensation	650,775	—	650,775
U.S. registration	224,204	—	224,204
Accounting and legal	155,662	—	155,662
Canadian listing and filing fees	147,857	1,923	149,780
Travel	142,229	—	142,229
Management fees	116,810	—	116,810
Office	79,937	7,694	87,631
Director fees	56,160	—	56,160
Donations and scholarships	41,337	—	41,337
Rent	30,799	—	30,799
Salaries	29,703	—	29,703
Shareholder information	8,821	—	8,821
Depreciation	1,350	—	1,350
Bank charges	1,258	—	1,258
Foreign exchange (gain) loss	(1,148,173)	342	(1,147,831)
Exploration costs	—	36,052	36,052

	538,729	46,011	584,740

Loss for the period	(277,288)	(43,741)	(321,029)

Deficit—Beginning of period	(43,741)	—	—

Deficit—End of period	(321,029)	(43,741)	(321,029)

Loss per share—basic and diluted	0.00	0.00	—

Weighted average number of shares outstanding	65,730,995	52,999,999	—

Peru Copper Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)	Year ended December 31, 2004 $	Period from April 24, 2003 to December 31, 2003 $	Period from April 24, 2003 to December 31, 2004 $
Cash flows from (used in) operating activities
Loss for the period	(277,288)	(43,741)	(321,029)
Items not affecting cash
Depreciation	1,350	—	1,350
Stock-based compensation	650,775	—	650,775
Change in non-cash working capital items
Prepaid expenses and advances	(59,328)	(32,497)	(91,825)
Accounts payable and accrued liabilities	939,066	87,432	1,026,498

	1,254,575	11,194	1,265,769

Cash flows from financing activities
Share capital issued for cash—net	52,689,180	1,177,562	53,866,742
Cash call shareholder contribution	200,000	—	200,000
Due to related parties	41,985	242,114	284,099

	52,931,165	1,419,676	54,350,841

Cash flows used in investing activities
Purchase of property, plant and equipment	(165,666)	(20,001)	(185,667)
Exploration properties	(11,528,828)	(1,194,787)	(12,723,615)
Restricted cash	(2,000,000)	—	(2,000,000)

	(13,694,494)	(1,214,788)	(14,909,282)

Increase in cash and cash equivalents	40,491,246	216,082	40,707,328
Cash and cash equivalents—Beginning of period	216,082	—	—

Cash and cash equivalents—End of period	40,707,328	216,082	40,707,328

Non-cash investing and financing activities
Shares issued for acquisition of Peru Copper Syndicate Ltd.	(124,747)	—	(124,747)

Stock-based compensation for share issuance costs	917,570	—	917,570

Shares issued for services	—	10,000	10,000

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003

(expressed in US Dollars unless otherwise noted)

1. Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper Syndicate S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru. The Company’s primary goal is to exercise the option and explore the Toromocho project.

As at December 31, 2004, the Company has no properties under development.

Reverse takeover accounting

On April 30, 2004, the Company acquired all of the issued and outstanding shares of Peru Copper Syndicate Ltd. (“PCS”) by issuing 46,999,999 common shares and 3,000,000 notes to the shareholders of PCS. In October 2004, each note was converted into 1.1 common shares of the Company.

Since the shareholders of PCS acquired in excess of 50% of the outstanding common shares of PCI, the acquisition has been accounted for as a reverse takeover with the shareholders of PCS being identified as the acquirer for accounting purposes. Accordingly:

•	The transaction shares were recorded at the fair value of the net assets of PCI, which has been determined to be the net book value of PCI.

•	The consolidated financial statements of the combined entity are issued under the name of the legal parent, being PCI, but are a continuation of the historical financial statements of the PCS.

•	PCS is deemed to be the acquirer for accounting purposes and, as such, its assets and liabilities will be included in the consolidated financial statements of the combined entity at their historical carrying values.

•	The accumulated deficit of PCI as at April 30, 2004 has been eliminated.

•	The capital structure of the Company is that of PCI, but the dollar amount of the issued share capital in the consolidated balance sheet immediately prior to the acquisition is that of PCS, plus the value of shares issued by PCI to acquire PCS, plus any share issued by the Company subsequent to the transaction.

2. Significant accounting policies

Generally accepted accounting principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from that in the United States as set out in note 10.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Peru Copper Syndicate Ltd. and Minera Peru Copper Syndicate S.A.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Financial statements items subject to significant estimates include the recoverability of exploration properties and stock-based compensation. Actual results may differ from those estimates.

Foreign currency translation

The Company’s subsidiaries are considered an integrated foreign operation. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at historical exchange rates; revenue and expense items are translated at the average rate for the period. Foreign exchange gains and losses on translation are included in the statement of operations in the period in which they occur.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at time of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

Property, plant and equipment

Property and equipment are carried at cost and depreciation is calculated over the estimated useful life of the assets on a straight-line basis. Depreciation of property and equipment related to the project is capitalized under exploration properties, all other depreciation of property and equipment is expensed.

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

Although the Company has taken steps to verify the title to mineral properties in which it has an option to acquire, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

Asset retirement obligations

The Company adopted the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior periods presented.

Income taxes

The Company follows the liability method for recording income taxes. Under this method, future income taxes are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income taxes are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income taxes of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income taxes recognized is limited to the amount of the benefit that is likely to be realized.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

The Company accounts for all stock-based awards made to employees and non-employees using the fair value based method.

Share capital

The proceeds from the exercise of stock options and warrants, in addition to the fair value attributable to those options and warrants exercised, are recorded as share capital in the amount for which the options or warrants were exercised.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

3. Financial instruments

The carrying values of cash and cash equivalents, prepaid expenses and advances, amounts due to related parties, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of the instruments.

4. Exploration properties

	2004 $	2003 $
Toromocho project
Balance—Beginning of period	1,206,428	—
Drilling	5,201,890	260,274
Salaries and consulting	1,245,847	298,199
Assay sampling and testing	722,996	81,017
Travel	63,467	43,404
Depreciation	21,342	1,641
Social fund contribution	1,000,000	—
Supplies and general	1,468,659	284,498
Acquisition and lease	665,852	115,168
Value added tax	1,160,117	122,227

Balance—End of period	12,756,598	1,206,428

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro.del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho project.

This option has a duration of one year, with four renewable annual periods. On June 11, 2004, the option was renewed for an additional year, and can be renewed for three additional annual periods.

Under the terms of the contract, the Company was required to invest in the project not less than $1,000,000 (completed) in the first year. The commitments under the option agreement are as follows:

•	$2,000,000 in the second year (option renewed) and

•	$3,000,000 in each of the third, fourth and fifth year.

Through December 11, 2004 the Company completed $8.8 million of qualified expenditures under the option agreement, meeting its option expenditure obligations for the first three years of the option contract.

Each year during the option exercise period, the Company must provide a letter of credit to Centromin in an amount equal to the minimum required expenditures for the following year reduced by certain amounts previously paid. The Company has provided a letter of credit in the amount of $2,000,000 in favour of Centromin in connection with the extension of the term of the option exercise period for a second year from June 11, 2004 to June 11, 2005.

Restricted cash of $2,000,000 has been provided as security for the letter of credit.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

Under an addendum to the Toromocho Option Agreement, the Company contributed $1,000,000 to a fund to improve the economic and social situation in the area influenced by the Toromocho project. A second payment of $1,000,000 which is an advance against royalties, is payable on September 15, 2005 if the Company determines that it will extend the Option Agreement by one year in June 2005.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concession. The Company has had a challenge to these four concessions. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and it will defend its position. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

5. Related party transactions

a)	One of the shareholders of the Company provided the collateral for the letter of credit issued to comply with the guarantee required under the option contract (note 4). As consideration for providing the collateral, the Company paid to the shareholder a fee of 12% per annum on the amount guaranteed. The guarantee by the shareholder was removed in October 2004. The total amount paid and accrued in the year ended December 31, 2004 was $190,000 (2003—$151,890 included in due to related parties) and was capitalized in exploration properties. Of this amount $100,000 is included in due to related parties as at December 31, 2004.

b)	During the year ended December 31, 2004, the Company received consulting services from certain principal directors or companies controlled by a director in the amount of $126,613 (2003—$92,734). Of this amount $56,608 is included in due to related parties.

c)	During the year ended December 31, 2004, the Company incurred director fees in the amount of $67,500 (2003—nil). Of this amount $61,500 is included in due to related parties.

d)	The amounts payable to related parties are due to directors of the Company and a company controlled by a director of the Company. The amounts are non-interest bearing, due on demand and unsecured.

6. Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at December 31, 2004, no preferred share are issued and outstanding.

On April 30, 2004, the shareholders of PCS exchanged all of their common shares of PCS for 46,999,999 common shares and 3,000,000 notes of the Company. Upon completion of the share exchange, PCS became a wholly owned subsidiary of the Company. The notes were then sold by certain shareholders pursuant to a secondary common share offering of the Company. Each note was converted without payment of additional consideration into 1.1 common shares of the Company on October 6, 2004.

On March 18, 2004, the Company issued and sold an aggregate of 8,571,429 units in a private placement for proceeds of $12,000,000. Each unit consisted of one note and one-half of one special warrant. In October 2004, each note was converted, without payment of additional consideration, into 1.1 common shares of the Company and each whole special warrant was exercised, without payment of additional consideration, into 1.1 warrants of the Company. Each whole warrant will entitle the holder thereof to acquire one common share at $2.00 per share on or before March 18, 2006.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

On October 6, 2004, the Company completed its Initial Public Offering (“IPO”) of 29,825,000 units at C$1.65 per unit for aggregate gross proceeds of C$49,211,250 ($39,013,202). Each unit consisted of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $2.00 per share on or before March 18, 2006. On October 20, 2004, the Company sold an additional 4,473,750 units at C$1.65 per unit for aggregate proceeds of C$7,381,687 ($5,873,830) to cover the underwriters’ over-allotment option.

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine when any options will be exercisable in accordance with the share purchase option plan.

Details of the plan are as follows:

		Weighted average
	Number of options	Exercise price (in C$)	Expiry
Options outstanding at December 31, 2003	—	—	—
Year ended December 31, 2004
Granted	6,022,100	1.70	2009
Cancelled	(100,000)	1.65	2009

Options outstanding at December 31, 2004	5,922,100	1.70	2009

Exercisable at December 31, 2004	300,000	1.87	2009

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at December 31, 2004:

Expiry date	Exercise price $		Number outstanding	Number exercisable
February 24, 2009		1.40	1,020,000	204,000
June 29, 2009		1.40	480,000	96,000
October 6, 2009	C$	1.65	3,822,100	—
November 24, 2009	C$	1.56	600,000	—

			5,922,100	300,000

On February 24, 2004, the Company issued 1,020,000 share purchase options to directors and officers of the Company with an exercise price of $1.40 and expiring on February 24, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 24, 2004 and the last one on August 24, 2006. The Company estimated the fair value of these options to be $903,031.

On June 29, 2004, the Company issued 480,000 share purchase options to directors, officers and employees of the Company with an exercise price of $1.40 and expiring on June 29, 2009. These share purchase options vest

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

in tranches of 20% every six months with the first tranch vesting on December 29, 2004 and the last one on December 29, 2006. The Company estimated the fair value of these options to be $428,725.

On June 29, 2004, the Company issued 3,822,100 share purchase options to directors, officer, employees and consultants of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $3,195,091. Of these options, 100,000 were cancelled on December 24, 2004.

On September 20, 2004, the Company issued 100,000 share purchase options to a consultant of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $83,595.

On November 24, 2004, the Company issued 600,000 share purchase options to two directors of the Company with an exercise price of C$1.56. These share purchase options vest in tranches of 20% every six months. All of these options will expire on November 24, 2009. The Company estimated the fair value of these options to be $499,816.

The fair values were estimated using the Black-Scholes options pricing method with the following assumptions:

Risk-free interest rate	3.48% – 4.07%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5

A stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the year ended December 31, 2004, a compensation expense of $650,775 was recorded.

As at 31 December 2004, the following share purchase warrants and agent options were outstanding:

	Number	Price per share $		Expiry date
Warrants	21,863,659		2.00	March 18, 2006
Agent options	389,286		1.40	March 18, 2007
Warrants	1,714,937	C$	1.65	October 6, 2005

	23,967,882

On March 18, 2004, the Company issued 389,286 purchase warrants to the Company’s Agents on its unit private placement. On October 6, 2004 each warrant was automatically exercised, without payment of additional consideration, into 389,286 share purchase options upon completion of the IPO. Each option entitles the holder to acquire one common share of the Company at $1.40 on or before March 18, 2007. These share purchase options vested immediately upon completion of the IPO. The Company estimated the fair value of these options to be $228,532. In addition the Company issued 1,714,937 broker warrants to the Company’s underwriters on its IPO. Each warrant entitles the holder to acquire one common share of the Company at C$1.65 on or before October 6, 2005. The Company estimated the fair value of these warrants to be $689,037.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

7. Income taxes

The Company has incurred non-capital losses for tax purposes of approximately $370,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	370,000

The potential future tax benefits of these losses amounting to approximately $133,200 have been reduced to nil by a valuation allowance

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

8. Commitments

The employment agreement for the Company’s CEO provides for an initial base salary of $96,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

The employment agreement for the Company’s CFO provides for an initial base salary of $94,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CFO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Mineral property commitments as described in note 4.

On December 22, 2004, the Company prepared for filing in the U.S. a Form F-1 in connection with the qualification for resale of certain securities issued under the IPO. The Company has entered into an agreement with a law firm for costs associated with the U.S. Form F-1 of $250,000 plus expenses. Of the contract total, $125,000 has been accrued as at December 31, 2004.

9. Segmented information

The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	2004 $	2003 $
Canada	42,324,336	—
Peru	13,405,990	1,473,367

	55,730,326	1,473,367

All of the Company’s interest income and administrative expenses are incurred in Canada.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

10. United States generally accepted accounting principles (U.S. GAAP)

The effect of the measurement differences between Canadian GAAP and U.S. GAAP are summarized below.

As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

The significant changes in the consolidated financial statements relative to U.S. GAAP are as follows:

Statements of Operations and Deficit

	Year ended December 31, 2004 $	Period from April 24, 2003 to December 31, 2003 $	Period from April 24, 2003 to December 31, 2004 $
Net loss following Canadian GAAP	(277,288)	(43,741)	(321,029)
Net effect of write-down of deferred expenditures	(11,550,170)	(1,206,428)	(12,756,598)

Net loss under U.S. GAAP	(11,827,458)	(1,250,169)	(13,077,627)
Other comprehensive income (loss)	—	—	—

Comprehensive loss under U.S. GAAP	(11,827,458)	(1,250,169)	(13,077,627)

Loss per share under U.S. GAAP	(0.18)	(0.03)	—

Weighted average number of shares outstanding, following U.S. GAAP	65,631,543	50,000,000	—

Statements of Cash Flows

	Year ended December 31, 2004 $	Period from April 24, 2003 to December 31, 2003 $	Period from April 24, 2003 to December 31, 2004 $
Cash flows from (used in) operating activities, Canadian GAAP	1,254,575	11,194	1,265,769
Deferred expenditures	(11,528,828)	(1,194,787)	(12,723,615)

Cash flows used in operating activities, U.S. GAAP	(10,274,253)	(1,183,593)	(11,457,846)

Cash flows used in investing activities, Canadian GAAP	(13,694,494)	(1,214,788)	(14,909,282)
Deferred expenditures	11,528,828	1,194,787	12,723,615

Cash flows used in investing activities, U.S. GAAP	(2,165,666)	(20,001)	(2,185,667)

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

Statements of Shareholder Equity, U.S. GAAP

	Common stock shares	Warrants and agent options	Common stock amount $	Warrants $	Contributed surplus $	Deficit accumulated during the exploration stage $
Shares issued for cash	37,500,000	—	1,177,562	—	—	—
Shares issued for services	12,500,000	—	10,000	—	—	—
Loss for the period	—	—	—	—	—	(1,250,169)

Balance—December 31, 2003	50,000,000	—	1,187,562	—	—	(1,250,169)
Cash call shareholder contribution	—	—	—	—	200,000	—
Acquisition of Peru Copper Inc.	300,000	—	(124,747)	—	65,810	—
Shares issued for cash	9,428,570	4,714,284	11,764,286	235,714	—	—
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	38,267,577	745,625	—	—
Over allotment of IPO	4,473,750	2,236,875	5,761,986	111,844	—	—
Share issuance costs	—	2,104,223	(5,115,407)	689,037	—	—
Stock-based compensation	—	—	—	—	879,308	—
Loss for the period	—	—	—	—	—	(11,827,458)

Balance—December 31, 2004	94,027,320	23,967,882	51,741,257	1,782,220	1,145,118	(13,077,627)

Shareholders’ Equity

Under Canadian GAAP the Company used the residual method to estimate the fair value of the shares and warrants attached to the units issued, which resulted in a value of nil allocated to the warrants. Under U.S. GAAP the warrants attached to the units issued have been given a fair value of $0.05 per warrant. The 21,863,660 warrants have a fair value of $1,093,183 and the common stock is recorded at $55,793,849.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46 R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In December 2004, the FASB issued SFAS 153—Exchanges of Non-Monetary Assets—An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. SFAS 153 will have no material impact on its financial statements.

Peru Copper Inc.

Notes to Consolidated Financial Statements—December 31, 2004 and 2003 (Continued)

(expressed in U.S. Dollars unless otherwise noted)

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No.142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. These issues did not have an impact on our financial statements since it did not change our accounting.

The FASB also issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This did not have an impact on our financial statements.

Canadian financial instruments—recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value is recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being “available for sale” changes in the fair value should be recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the Company has not already issued interim financial statements that cover part of the year. The Company does not foresee any significant effects on implementation.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Balance Sheets

Unaudited

(expressed in U.S. dollars)

	September 30, 2005 $	December 31, 2004 $

Assets

Current assets
Cash and cash equivalents	25,982,620	40,707,328
Restricted cash (note 4)	2,000,000	2,000,000
Prepaid expenses and advances	166,855	105,066

	28,149,475	42,812,394

Loans receivable (note 5)	1,363,663	—

Property, plant and equipment—net of depreciation of $48,156 (December 31, 2004—$24,333)	338,153	161,334

Exploration properties (note 4)	26,429,599	12,756,598

	56,280,890	55,730,326

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,412,325	1,078,661
Due to related parties (note 6)	83,876	304,099

	1,496,201	1,382,760

Shareholders’ Equity
Share capital (note 7)
Authorized
Unlimited with no par value
Issued and outstanding 94,794,650 (December 31, 2004—94,027,320) common shares	54,255,667	52,834,440
Contributed surplus	3,159,575	1,834,155
Deficit	(2,630,553)	(321,029)

	54,784,689	54,347,566

	56,280,980	55,730,326

Commitments (note 9)
SubsequentEvents (note 11)

Approved by the Board of Directors

/s/ DAVID LOWELL	Director	/s/ CHARLES PREBLE	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity

Unaudited

(expressed in U.S. dollars)

	Common stock shares	Warrants and agent options	Common stock amount $	Contributed surplus $	Deficit accumulated during the exploration stage $	Total equity $
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance—December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance—December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash—Agent options exercised	200,000	(200,000)	280,000	—	—	280,000
Shares issued for cash—warrants exercised	567,330	(567,330)	795,864	—	—	795,864
Fair value of options exercised			117,410	(117,410)	—	—
Fair value of warrants exercised			227,953	(227,953)	—	—
Stock-based compensation	—	—	—	1,670,783	—	1,670,783
Loss for the period	—	—	—	—	(2,309,524)	(2,309,524)

Balance— September 30, 2005	94,794,650	23,200,552	54,255,667	3,159,575	(2,630,553)	54,784,689

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

Unaudited

(expressed in U.S. dollars)

	For the Three Months Ended September 30, 2005 $	For the Three Months Ended September 30, 2004 $	For the Nine Months Ended September 30, 2005 $	For the Nine Months Ended September 30, 2004 $
Interest income	243,772	29,364	656,218	40,485

Expenses
Stock-based compensation	484,756	133,176	1,296,772	194,006
Accounting and legal	213,908	33,613	702,857	56,494
Salaries and director fees	170,795	28,036	403,488	82,688
Canadian listing and filing fees	161,192	128,354	204,544	147,857
Office	52,287	23,941	113,018	25,284
Foreign exchange	(35,517)	3,091	78,328	5,002
U.S. registration	—	—	71,981	—
Travel	20,030	121,759	52,356	135,680
Shareholder information	16,409	4,818	39,120	4,818
Bank charges	609	297	1,698	897
Depreciation	679	450	1,579	900
Donations	—	4,337	—	41,337

	1,085,148	481,872	2,965,742	694,963

Loss for the period	(841,376)	(452,508)	(2,309,524)	(654,478)

Deficit—Beginning of period	(1,789,177)	(245,711)	(321,029)	(43,741)

Deficit—End of period	(2,630,553)	(698,219)	(2,630,553)	(698,219)

Loss per share—basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

Weighted average number of shares outstanding	94,283,862	59,728,572	94,157,323	57,069,231

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

Unaudited

(expressed in U.S. dollars)

	For the Three Months Ended September 30, 2005 $	For the Three Months Ended September 30, 2004 $	For the Nine Months Ended September 30, 2005 $	For the Nine Months Ended September 30, 2004 $
Cash flows from operating activities
Loss for the period	(841,376)	(452,508)	(2,309,524)	(654,478)
Items not affecting cash
Depreciation	679	450	1,579	900
Stock-based compensation	484,756	133,176	1,296,772	194,006
Change in non-cash working capital items
Prepaid expenses and advances	200,893	(51,915)	(61,789)	(25,977)
Trade accounts payable	(1,094,361)	348,986	333,664	310,782

	(1,249,409)	(28,189)	(739,298)	(40,577)

Cash flows from financing activities
Share capital issued for cash	795,864	(27,461)	1,075,864	11,135,095
Due to related parties	(779)	60,000	(220,223)	(162,114)

	795,085	32,539	855,641	10,972,981

Cash flows from investing activities
Loans receivable	(283,663)	—	(1,363,663)	—
Purchase of property, plant and equipment	(38,300)	(18,873)	(201,320)	(151,955)
Exploration properties	(4,266,019)	(4,613,640)	(13,276,068)	(6,427,750)

	(4,587,982)	(4,632,513)	(14,841,051)	(6,579,705)

(Decrease) increase in cash and cash equivalents	(5,042,306)	(4,621,785)	(14,724,708)	4,218,509

Cash and cash equivalents—Beginning of period	31,024,926	9,056,376	40,707,328	216,082

Cash and cash equivalents— End of period	25,982,620	4,434,591	25,982,620	4,434,591

Non-cash investing and financing activities
Shares issued for acquisition of Peru Copper Syndicate Ltd.	—	—	—	(124,747)

Exploration properties—Stock-based compensation	137,868	—	374,011	—

Exploration properties—Depreciation	5,352	—	22,922

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005

Unaudited

(expressed in U.S. dollars)

1    Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at September 30, 2005, the Company has no properties under development.

Reverse takeover accounting

On April 30, 2004, the Company acquired all of the issued and outstanding shares of Peru Copper Syndicate Ltd. (“PCS”) by issuing 46,999,999 common shares and 3,000,000 notes to the shareholders of PCS. In October 2004, each note was converted into 1.1 common shares of the Company.

Since the shareholders of PCS acquired in excess of 50% of the outstanding common shares of PCI, the acquisition has been accounted for as a reverse takeover with the shareholders of PCS being identified as the acquirer for accounting purposes. Accordingly:

•	The transaction shares were recorded at the fair value of the net assets of PCI, which has been determined to be the net book value of PCI.

•	The consolidated financial statements of the combined entity are issued under the name of the legal parent, being PCI, but are a continuation of the historical financial statements of PCS.

•	PCS is deemed to be the acquirer for accounting purposes and, as such, its assets and liabilities will be included in the consolidated financial statements of the combined entity at their historical carrying values.

•	The accumulated deficit of PCI as at April 30, 2004 has been eliminated.

•	The capital structure of the Company is that of PCI, but the dollar amount of the issued share capital in the consolidated balance sheet immediately prior to the acquisition is that of PCS, plus the value of shares issued by PCI to acquire PCS, plus any share issued by the Company subsequent to the transaction.

2    Significant accounting policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, with the following exception:

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2004.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Peru Copper Syndicate Ltd. and Minera Peru Copper S.A.

3    Financial instruments

The carrying values of cash and cash equivalents, prepaid expenses and advances, loans receivable, amounts due to related parties, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of the instruments.

The loans receivable have been recently acquired and as such, its carrying value is equal to its fair value.

4    Exploration properties—Toromocho Project

	September 30, 2005 $	December 31, 2004 $
Balance—Beginning of period	12,756,598	1,206,428

Costs for the period:
Drilling	5,762,454	5,201,890
Salaries and consulting	2,271,988	1,245,847
Supplies and general	1,644,707	1,468,659
Royalty advance	1,000,000	—
Value added tax	1,417,196	1,160,117
Assay sampling and testing	738,488	722,996
Acquisition and lease	352,827	665,852
Stock-based compensation	374,011	—
Travel	88,408	63,467
Depreciation	22,922	21,342
Social fund contribution	—	1,000,000

Costs for the period	13,673,001	11,550,170

Balance—End of period	26,429,599	12,756,598

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro-del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

On June 10, 2005, the option was renewed for an additional year, and can be renewed for two additional annual periods.

Under the terms of the contract, the Company was required to invest in the project not less than $3,000,000 (completed) in the first two contract years. The commitments under the option agreement are as follows:

•	$3,000,000 in each of the third, fourth and fifth year.(completed)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its $12 million of expenditure obligations under the option contract.

Each year during the option exercise period, the Company must provide a letter of credit to Centromin in an amount equal to the minimum required expenditures for the following year reduced by certain amounts previously paid. The Company has provided a letter of credit in the amount of $2,000,000 in favour of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to September 27, 2006. This letter of credit will be reduced to $1,000,000 as the Company has met its expenditure obligations under the Toromocho Option Agreement for the current option year.

Restricted cash of $2,000,000 has been provided as security for the letter of credit.

Under an addendum to the Toromocho Option Agreement, the Company contributed $1,000,000 to a fund to improve the economic and social situation in the area influenced by the Toromocho Project. The Company paid a second payment of $1,000,000 in September 2005, which is an advance against royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

5    Loans Receivable

On May 9, 2005, the Company entered into purchase agreements whereby it can acquire up to $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $3.1 million. As of September 30, 2005, the Company has paid or accrued $1.3 million relating to the acquisition of these loans. The majority of the remaining payments of $1.7 million are contingent upon certain judicial and bankruptcy proceedings in Peru. The borrower of the purchased loans owns mining concessions and surface rights adjacent to the Toromocho Project.

Subsequent to the acquisition of the loans, the Company filed an application to place the borrower into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, the borrower has filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. The Company believes that these claims made by the borrower are without merit and has filed an appeal to the injunction.

$1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru. In February 2005 a court approved the foreclosure of the mortgage. However the borrower has appealed the decision. The Company intends to pursue enforcement of the foreclosure.

Included in the loans receivable is $63,663 in legal fees paid to acquire the loans.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

6	Related party transactions

a)	One of the shareholders of the Company provided the collateral for the letter of credit issued to comply with the guarantee required under the option contract (note 4). As consideration for providing the collateral, the Company paid to the shareholder a fee of 12% per annum on the amount guaranteed. The guarantee by the shareholder was removed in October 2004. The total amount paid and accrued in the nine months ended September 30, 2005 was $Nil (September 30, 2004 — $180,000)

b)	During the nine months ended September 30, 2005, the Company received consulting services from certain principal directors or companies controlled by a director in the amount of $166,239 (September 30, 2004 — $70,000). Of this amount $Nil is included in due to related parties as at September 30, 2005.

c)	The amounts payable to related parties are due to directors and officers of the Company. The amounts are non-interest bearing, due on demand and unsecured.

7	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at September 30, 2005, no preferred shares are issued and outstanding.

On April 30, 2004, the shareholders of PCS exchanged all of their common shares of PCS for 46,999,999 common shares and 3,000,000 notes of the Company. Upon completion of the share exchange, PCS became a wholly owned subsidiary of the Company. The notes were then sold by certain shareholders pursuant to a secondary common share offering of the Company. Each note was converted without payment of additional consideration into 1.1 common shares of the Company on October 6, 2004.

On March 18, 2004, the Company issued and sold an aggregate of 8,571,429 units in a private placement for proceeds of $12,000,000. Each unit consisted of one note and one-half of one special warrant. In October 2004, each note was converted, without payment of additional consideration, into 1.1 common shares of the Company and each whole special warrant was exercised, without payment of additional consideration, into 1.1 warrants of the Company. Each whole warrant will entitle the holder thereof to acquire one common share at $2.00 per share on or before March 18, 2006.

On October 6, 2004, the Company completed its Initial Public Offering (“IPO”) of 29,825,000 units at Canadian (“C”) $1.65 per unit for aggregate gross proceeds of C$49,211,250 ($39,013,202). Each unit consisted of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $2.00 per share on or before March 18, 2006. On October 20, 2004, the Company sold an additional 4,473,750 units at C$1.65 per unit for aggregate proceeds of C$7,381,687 ($5,873,830) to cover the underwriters’ over-allotment option.

During the current period, 567,330 Broker Warrant options were exercised for $795,864.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

	Number of options	Weighted average exercise price (in C$)	Expiry
Options outstanding at December 31, 2003	—	—	—
Year ended December 31, 2004
Granted	6,022,100	1.70	2009
Cancelled	(100,000)	1.65	2009

Options outstanding at December 31, 2004	5,922,100	1.70
Nine months ended September 30, 2005
Granted	1,950,400	1.53	2010
Cancelled	(355,200)	1.69	2009

Options outstanding at September 30, 2005	7,517,300	1.65	2009

Exercisable at September 30, 2005	1,732,680	1.65	2009

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at September 30, 2005:

Expiry date	Exercise price $		Number outstanding	Number exercisable
February 24, 2009	US$	1.40	1,020,000	612,000
June 29, 2009	US$	1.40	405,000	162,000
October 6, 2009	C$	1.65	3,593,400	718,680
November 24, 2009	C$	1.56	600,000	120,000
February 8, 2010	C$	1.26	300,000	120,000
May 5, 2010	C$	1.58	1,598,900	—

			7,517,300	1,732,680

On February 24, 2004, the Company issued 1,020,000 share purchase options to directors and officers of the Company with an exercise price of $1.40 and expiring on February 24, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 24, 2004 and the last one on August 24, 2006. The Company estimated the fair value of these options to be $903,031.

On June 29, 2004, the Company issued 480,000 share purchase options to directors, officers and employees of the Company with an exercise price of $1.40 and expiring on June 29, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on December 29, 2004 and the last one on December 29, 2006. The Company estimated the fair value of these options to be $428,725. Of these options, 75,000 have been cancelled.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

On June 29, 2004, the Company issued 3,822,100 share purchase options to directors, officers, employees and consultants of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $3,195,091. Of these options, 228,700 have been cancelled.

On September 20, 2004, the Company issued 100,000 share purchase options to a consultant of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $83,595. These options have been cancelled.

On November 24, 2004, the Company issued 600,000 share purchase options to two directors of the Company with an exercise price of C$1.56. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on May 24, 2005. All of these options will expire on November 24, 2009. The Company estimated the fair value of these options to be $499,816.

On February 8, 2005, the Company issued 300,000 share purchase options to a director of the Company with an exercise price equal of C$1.26. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 8, 2005. All of these options will expire on February 8, 2010. The Company estimated the fair value of these options to be $190,615.

On March 30, 2005, the Company issued 50,000 share purchase options to an employee of the Company with an exercise price of C$1.55. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on September 30, 2005. All of these options will expire on March 30, 2010. The Company estimated the fair value of these options to be $40,598. These options have been cancelled

On May 5, 2005, the Company issued 1,600,400 share purchase options to an employee, consultants and directors of the Company with an exercise price of C$1.58. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on November 5, 2005. All of these options will expire on May 5, 2010. The Company estimated the fair value of these options to be $1,286,277. Of these options, 1,500 have been cancelled.

The fair values of the options granted during the nine months ended September 30, 2005 were estimated using the Black-Scholes options pricing method with the following assumptions:

Risk-free interest rate	3.53% - 3.74%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5

A stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the nine months ended September 30, 2005, a compensation expense of $1,048,158 was recorded. Of this amount $812,016 was expensed in the period and $236,143 was capitalized to exploration properties.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

Share purchase warrants and agent options

As at September 30, 2005, the following share purchase warrants and agent options were outstanding:

	Number	Price per share $		Expiry date
Warrants	21,863,659		2.00	March 18, 2006
Agent options	189,286		1.40	March 18, 2007
Broker warrants	1,147,607	C$	1.65	October 6, 2005

	23,200,552

On March 18, 2004, the Company issued 389,286 share purchase warrants to the Company’s Agent on its unit private placement. On October 6, 2004 each warrant was automatically exercised, without payment of additional consideration, into 389,286 share purchase options upon completion of the IPO. Each option entitles the holder to acquire one common share of the Company at $1.40 on or before March 18, 2007. These share purchase options vested immediately upon completion of the IPO. The Company estimated the fair value of these options to be $228,532. In addition the Company issued 1,714,937 broker warrants to the Company’s underwriters on its IPO. Each warrant entitles the holder to acquire one common share of the Company at C$1.65 on or before October 6, 2005. The Company estimated the fair value of these warrants to be $689,037.

8	Income taxes

As of December 31, 2004, the Company has incurred non-capital losses for Canadian tax purposes of approximately $370,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	370,000

The potential future tax benefits of these losses amounting to approximately $133,200 have been reduced to nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

9	Commitments

The employment agreement for the Company’s CEO provides for a base salary of $144,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements—September 30, 2005 (Continued)

Unaudited

(expressed in U.S. dollars)

The employment agreement for the Company’s CFO provides for a base salary of $141,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CFO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Mineral property commitments as described in note 4 and note 5.

10	Segmented information

The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	September 30, 2005 $	December 31, 2004 $
Canada	25,421,771	42,324,336
Peru	30,859,119	13,405,990

	56,280,890	55,730,326

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.

11	Subsequent events

Subsequent to September 30, 2005, 1,146,226 broker warrants were exercised into common shares for cash proceeds of C$1,891,273.

Part II

Information not required in Prospectus

Item 6. Indemnification of directors and officers

Under the Canadian Business Corporation Act (“CBCA”), in exercising their powers and performing their functions, each member of Peru Copper’s Board of Directors is required to act honestly and in good faith and with a view to the best interests of Peru Copper. Under the CBCA and Peru Copper’s By-Law No. 1, Peru Copper has broad power to indemnify, and under certain circumstances is required to indemnify, its directors and officers against liabilities that they may incur while serving as directors or officers of Peru Copper, including liabilities arising under the Securities Act, provided that they acted honestly and in good faith with a view to the best interests of Peru Copper, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing the conduct was lawful.

In addition, Peru Copper has agreed to indemnify each of Peru Copper’s directors against any liabilities arising from his or her actions in his or her capacity with Peru Copper, provided that he or she acted honestly and in good faith with a view to the best interests of Peru Copper and, in the case of a criminal or administrative act or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Peru Copper has also agreed to indemnify Paul M. Stein as Peru Copper’s Corporate Secretary and Thomas J. Findley as Peru Copper’s Chief Financial Officer against any liabilities arising from their acting in these capacities with Peru Copper to the fullest extent permitted under the laws of Canada.

Peru Copper has acquired an insurance policy for directors and officers insuring them against certain liabilities incurred by them in the performances of their duties.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Peru Copper has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of Peru Copper in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Peru Copper will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7. Recent sales of unregistered securities

Since February 24, 2004, our date of incorporation, through the date of this registration statement, Peru Copper has sold the following unregistered securities:

Date of Issuance or Sale	Description of Transaction	Aggregate Number/ Amount of Securities Issued	Type of Security	Price Per Security			Aggregate Consideration
February 24, 2004	Incorporation	1	common shares	C$	1.00			—

March 18, 2004(1)	Treasury Private Placement	8,571,429	Units	US$	1.40		US$	12,000,000

April 30, 2004	Share Exchange(2)	46,999,999 3,000,000	common shares Notes		— —	(2) (2)		— —

October 6, 2004	U.S. Private Placement(3)	9,431,848	Units	C$	1.65		C$	15,562,549

October 6, 2004	Canadian Initial Public Offering	24,866,902(4)	Units	C$	1.65		C$	41,030,388

Notes:

(1)	Prior to the Share Exchange, Peru Copper completed the Treasury Private Placement on March 18, 2004, pursuant to which it issued 8,571,429 Placement Units, each Placement Unit consisting of one Note and one-half of a Special Warrant. Each Note was convertible, without payment of additional consideration, at any time and was automatically converted upon completion of Peru Copper’s Initial Public Offering on October 6, 2004 for 1.1 common shares of Peru Copper. Each whole Special Warrant was exercisable, without payment of additional consideration, at any time and was automatically exercised upon completion of the IPO for 1.1 warrants of Peru Copper. Each warrant is exercisable into one common share at a price of $2.00 at any time on or before March 18, 2006. Issued pursuant to exemptions available under Section 506 of Regulation D.
(2)	Pursuant to the Share Exchange, the selling securityholders exchanged their common shares of Peru Copper Cayman in consideration for 46,999,999 common shares and 3,000,000 Notes of Peru Copper. The 3,000,000 Notes were then sold by the selling securityholders under the Secondary Private Placement. Peru Copper did not receive any of the proceeds from the sale of the Notes in the Secondary Private Placement.
(3)	Issued pursuant to exemptions available under Section 506 of Regulation D.
(4)	Includes (i) 825,000 Units issued in the initial public offering to satisfy existing preemptive rights for aggregate proceeds of C$1,361,250 and (ii) 4,473,750 Units issued following exercise of underwriters over-allotment option on October 20, 2004 for aggregate proceeds of C$7,381,687.

Item 8. Exhibits and financial statement schedules

(a) Exhibits

Exhibit No.	Description

3.1	Articles of Incorporation of Peru Copper Inc., as amended**

3.2	By-Law No. 1 of Peru Copper Inc.**

5.1	Opinion of Cassels Brock & Blackwell LLP regarding the validity of the securities being registered**

8.1	Opinion of Cassels Brock & Blackwell LLP regarding Canadian tax matters**

8.2	Opinion of Porzio, Bromberg & Newman P.C. regarding U.S. federal tax matters**

10.1	Transfer Option Agreement of Mining Concessions dated June 11, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A.+**

10.2	Addendum to Transfer Option Agreement of Mining Concessions dated November 12, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A.+**

10.3	Second Addendum to Transfer Option Agreement and to Transfer of Mining Concessions Agreement dated August 26, 2004 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A.+**

10.4	Transfer Option Agreement of Mining Concessions dated November 20, 2003 between Minera Peru Copper Syndicate S.A. and Sociedad Minera Corona S.A.+**

10.5	Option Assignment Agreement dated November 20, 2003 between Sociedad Minera Corona S.A. and Minera Peru Copper Syndicate S.A.+**

10.6	Agency Agreement dated March 18, 2004 between Peru Copper Syndicate, Ltd., Peru Copper Inc., certain selling shareholders, BMO Nesbitt Burns Inc., Haywood Securities Inc. and Fisherking Holdings Ltd.**

10.7	Underwriting Agreement dated September 22, 2004 between Peru Copper Inc. and BMO Nesbitt Burns Inc., GMP Securities Ltd., Haywood Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Salman Partners Inc., and Sprott Securities Inc.**

Exhibit No.	Description

10.8	Registration Rights Agreement dated October 6, 2004 between Peru Copper Inc. and BMO Nesbitt Burns Inc. on behalf of certain purchasers**

10.9	Form of Indemnification Agreement between Peru Copper Inc. and members of its Board of Directors**

10.10	Employment Agreement, dated as of February 24, 2004, between Peru Copper Inc. and Charles G. Preble**

10.11	Employment Agreement, dated as of February 24, 2004, between Peru Copper Inc. and Thomas J. Findley**

10.12	Share Option Plan dated as of February 24, 2004**

10.13	Form of Subscription Agreement between Peru Copper Inc. and U.S. purchasers of securities who acquired units in October 2004**

10.14	Management Services Agreement, dated as of November 1, 2004, between Peru Copper Inc. and Pathway Capital Ltd.**

10.15	Consulting Services Agreement dated as of December 1, 2004, between Peru Copper Inc. and Pathway Capital Ltd.**

10.16	Consulting Services Agreement dated as of December 1, 2004, between Peru Copper Inc. and Catherine McLeod-Seltzer**

10.17	Consulting Services Agreement dated as of December 1, 2004, between Peru Copper Inc. and J. David Lowell**

10.18	Warranty Letter dated August 27, 2004 from Thomas J. Findley to Banco Sudamericano**

10.19	Application and Agreement for Irrevocable Standby Letter of Credit/Letter of Guarantee dated as of October 23, 2003, between Scotiabank and J. David Lowell**

10.20	Stand-By Letters of Credit Facility Agreement dated October 31, 2003, between Scotiabank and J. David Lowell**

10.21	Promise To Pay Interest Agreement dated as of January 7, 2004, between Fisherking Holdings Ltd. and David E. De Witt**

10.22	Indemnity to Guarantor Agreement dated as of January 7, 2004, between Fisherking Holdings Ltd. and David E. De Witt**

10.23	Promise to Pay Interest Agreement dated as of January 7, 2004, between Sunbeam Opportunities Ltd. and Geoff Loudon**

10.24	Indemnity to Guarantor Agreement dated as of January 7, 2004, between Sunbeam Opportunities Ltd. and Geoff Loudon**

10.25	Promise to Pay Interest Agreement dated as of January 7, 2004, between La Ermita Ltda. and Luis J. Baertl**

10.26	Indemnity to Guarantor Agreement dated as of January 7, 2004, between La Ermita Ltda. and Luis J. Baertl**

10.27	Promise to Pay Interest Agreement dated as of January 7, 2004 from Catherine McLeod-Seltzer**

10.28	Indemnity to Guarantor Agreement dated as of January 7, 2004 from Catherine McLeod-Seltzer**

10.29	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Tangent International Limited**

Exhibit No.	Description

10.30	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Catherine McLeod-Seltzer**

10.31	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Ranchu Copper Investments Limited**

10.32	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Fisherking Holdings Ltd.**

10.33	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and J. David Lowell**

10.34	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Lowell Mineral Exploration, LLC**

10.35	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Lowell Family Trust UA**

10.36	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Sunbeam Opportunities Limited**

10.37	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Campania Holding, Limited**

10.38	Subscription Agreement dated March 18, 2004 between Peru Copper Syndicate, Ltd. and Peru Copper Inc.**

10.39	Purchase Warrant Indenture dated March 18, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.40	Shareholders’ Agreement dated as of March 18, 2004, among Peru Copper Inc., Peru Copper Syndicate Ltd., BMO Nesbitt Burns Inc. and certain shareholders of Peru Copper Syndicate Ltd.**

10.41	Special Warrant Indenture dated March 18, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.42	Note Indenture dated March 18, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.43	Supplemental Warrant Indenture dated as of September 21, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.44	Supplemental Special Warrant Indenture dated as of September 21, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.45	Supplemental Note Warrant Indenture dated as of September 31, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.46	Director of Investor Relations employment letter dated June 8, 2004, from Peru Copper Inc. to Patrick De Witt**

10.47	Lease Agreement dated September 30, 2003, between Minera Peru Copper Syndicate S.A. and Centromin Peru S.A.+ **

10.48	Additional Clause to the Lease Agreement dated March 14, 2004, between Minera Peru Copper Syndicate S.A. and Centromin Peru S.A.+ **

10.49	Additional Clause to the Lease Agreement dated October 29, 2004, between Minera Peru Copper Syndicate S.A. and Centromin Peru S.A.+ **

10.50	Lease Agreement dated April 10, 2004, between Eneida Enriquez Goycochea and Minera Peru Copper Syndicate S.A.+ **

10.51	Lease Agreement dated May 28, 2004, between Minera Peru Copper Syndicate S.A. and Maria A. De Olazabal Oviedo De Preble+ **

10.52	Consulting Services Agreement dated October 15, 2004, between Minera Peru Copper Syndicate S.A. and Julian Tupac Yupanqui+ **

10.53	Waiver Letter dated as of January 19, 2005, from BMO Nesbitt Burns Inc.**

Exhibit No.	Description
10.54	Waiver Letter dated as of February 22, 2005, from BMO Nesbitt Burns Inc.**

10.55	Supplemental Warrant Indenture dated as of April 15, 2005 between Peru Copper Inc., Computershare Trust Company of Canada and Computershare Trust Company, Inc.**

10.56	Lease Agreement dated June 6, 2005, between Minera Peru Copper Syndicate S.A. and Alvaro Gonzalo Gutierrez Cueva

10.57	Contract for Study, dated September 8, 2005, between Peru Copper Inc. and SNC-Lavalin Chile S.A.

17.1	Resignation Letter from Milton H. Ward, former director of Peru Copper Inc., dated January 20, 2005**

21.1	Subsidiaries of Peru Copper Inc.**

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Independent Mining Consultants, Inc.**

23.4	Consent of Cassels Brock & Blackwell LLP**

23.5	Consent of SVS Ingenieros S.A.**+

23.6	Consent of Porzio, Bromberg & Newman P.C.**

23.7	Consent of Independent Mining Consultants, Inc. dated May 27, 2005**

23.8	Consent of Brook Hunt & Associates Ltd.

24.1	Powers of Attorney**

24.2	Power of Attorney for Thomas J. O’Neil, dated February 25, 2005**

99.1	Toromocho Resource Estimate Technical Report issued by Independent Mining Consultants, Inc. dated August 25, 2004**

99.2	Toromocho Project Resource Estimate Update Technical Report issued by Independent Mining Consultants, Inc. dated May 11, 2005**

99.3	Press release, dated October 5, 2005, announcing increase in copper resources at Toromocho project

99.4	Press release, dated November 7, 2005, announcing retention of UBS Investment Bank as financial advisor

**	Previously filed.
+	English translation.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 C.F.R. 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the Prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the Prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (17 C.F.R. 239.33), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or 17 C.F.R. 210.3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on November 22, 2005.

PERU COPPER INC.

By:	/S/ CHARLES G. PREBLE
Charles G. Preble President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Charles G. Preble	President, Chief Executive Officer and Director (Principal Executive Officer)	November 22, 2005

* Thomas J. Findley	Chief Financial Officer (Principal Financial and Accounting Officer)	November 22, 2005

* J. David Lowell	Executive Chairman and Director	November 22, 2005

* Catherine E. McLeod-Seltzer	Director	November 22, 2005

* George R. Ireland	Director	November 22, 2005

* Alan R. Hill	Director	November 22, 2005

* Carl L. Renzoni	Director	November 22, 2005

* David E. De Witt	Vice President of Corporate Development and Director	November 22, 2005

* John P. Fairchild	Director	November 22, 2005

* Thomas J. O’Neil	Director	November 22, 2005

*By:	/S/ CHRISTOPHER F. SCHULTZ
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of Peru Copper Inc., as amended**

3.2	By-Law No. 1 of Peru Copper Inc.**

5.1	Opinion of Cassels Brock & Blackwell LLP regarding the validity of the securities being registered**

8.1	Opinion of Cassels Brock & Blackwell LLP regarding Canadian tax matters**

8.2	Opinion of Porzio, Bromberg & Newman P.C. regarding U.S. federal tax matters**

10.1	Transfer Option Agreement of Mining Concessions dated June 11, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A.+**

10.2	Addendum to Transfer Option Agreement of Mining Concessions dated November 12, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A.+**

10.3	Second Addendum to Transfer Option Agreement and to Transfer of Mining Concessions Agreement dated August 26, 2004 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A.+**

10.4	Transfer Option Agreement of Mining Concessions dated November 20, 2003 between Minera Peru Copper Syndicate S.A. and Sociedad Minera Corona S.A.+**

10.5	Option Assignment Agreement dated November 20, 2003 between Sociedad Minera Corona S.A. and Minera Peru Copper Syndicate S.A.+**

10.6	Agency Agreement dated March 18, 2004 between Peru Copper Syndicate, Ltd., Peru Copper Inc., certain selling shareholders, BMO Nesbitt Burns Inc., Haywood Securities Inc. and Fisherking Holdings Ltd.**

10.7	Underwriting Agreement dated September 22, 2004 between Peru Copper Inc. and BMO Nesbitt Burns Inc., GMP Securities Ltd., Haywood Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Salman Partners Inc., and Sprott Securities Inc.**

10.8	Registration Rights Agreement dated October 6, 2004 between Peru Copper Inc. and BMO Nesbitt Burns Inc. on behalf of certain purchasers**

10.9	Form of Indemnification Agreement between Peru Copper Inc. and members of its Board of Directors**

10.10	Employment Agreement, dated as of February 24, 2004, between Peru Copper Inc. and Charles G. Preble**

10.11	Employment Agreement, dated as of February 24, 2004, between Peru Copper Inc. and Thomas J. Findley**

10.12	Share Option Plan dated as of February 24, 2004**

10.13	Form of Subscription Agreement between Peru Copper Inc. and U.S. purchasers of securities who acquired units in October 2004**

10.14	Management Services Agreement, dated as of November 1, 2004, between Peru Copper Inc. and Pathway Capital Ltd.**

10.15	Consulting Services Agreement dated as of December 1, 2004, between Peru Copper Inc. and Pathway Capital Ltd.**

10.16	Consulting Services Agreement dated as of December 1, 2004, between Peru Copper Inc. and Catherine McLeod-Seltzer**

10.17	Consulting Services Agreement dated as of December 1, 2004, between Peru Copper Inc. and J. David Lowell**

10.18	Warranty Letter dated August 27, 2004 from Thomas J. Findley to Banco Sudamericano**

Exhibit No.	Description
10.19	Application and Agreement for Irrevocable Standby Letter of Credit/Letter of Guarantee dated as of October 23, 2003, between Scotiabank and J. David Lowell**

10.20	Stand-By Letters of Credit Facility Agreement dated October 31, 2003, between Scotiabank and J. David Lowell**

10.21	Promise To Pay Interest Agreement dated as of January 7, 2004, between Fisherking Holdings Ltd. and David E. De Witt**

10.22	Indemnity to Guarantor Agreement dated as of January 7, 2004, between Fisherking Holdings Ltd. and David E. De Witt**

10.23	Promise to Pay Interest Agreement dated as of January 7, 2004, between Sunbeam Opportunities Ltd. and Geoff Loudon**

10.24	Indemnity to Guarantor Agreement dated as of January 7, 2004, between Sunbeam Opportunities Ltd. and Geoff Loudon**

10.25	Promise to Pay Interest Agreement dated as of January 7, 2004, between La Ermita Ltda. and Luis J. Baertl**

10.26	Indemnity to Guarantor Agreement dated as of January 7, 2004, between La Ermita Ltda. and Luis J. Baertl**

10.27	Promise to Pay Interest Agreement dated as of January 7, 2004 from Catherine McLeod-Seltzer**

10.28	Indemnity to Guarantor Agreement dated as of January 7, 2004 from Catherine McLeod-Seltzer**

10.29	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Tangent International Limited**

10.30	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Catherine McLeod-Seltzer**

10.31	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Ranchu Copper Investments Limited**

10.32	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Fisherking Holdings Ltd.**

10.33	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and J. David Lowell**

10.34	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Lowell Mineral Exploration, LLC**

10.35	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Lowell Family Trust UA**

10.36	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Sunbeam Opportunities Limited**

10.37	Founder’s Waiver and Indemnity Agreement dated October 6, 2004 between BMO Nesbitt Burns Inc. and Campania Holding, Limited**

10.38	Subscription Agreement dated March 18, 2004 between Peru Copper Syndicate, Ltd. and Peru Copper Inc.**

10.39	Purchase Warrant Indenture dated March 18, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.40	Shareholders’ Agreement dated as of March 18, 2004, among Peru Copper Inc., Peru Copper Syndicate Ltd., BMO Nesbitt Burns Inc. and certain shareholders of Peru Copper Syndicate Ltd.**

Exhibit No.	Description

10.41	Special Warrant Indenture dated March 18, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.42	Note Indenture dated March 18, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.43	Supplemental Warrant Indenture dated as of September 21, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.44	Supplemental Special Warrant Indenture dated as of September 21, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.45	Supplemental Note Warrant Indenture dated as of September 31, 2004 between Peru Copper Inc. and Computershare Trust Company of Canada**

10.46	Director of Investor Relations employment letter dated June 8, 2004, from Peru Copper Inc. to Patrick De Witt**

10.47	Lease Agreement dated September 30, 2003, between Minera Peru Copper Syndicate S.A. and Centromin Peru S.A.+**

10.48	Additional Clause to the Lease Agreement dated March 14, 2004, between Minera Peru Copper Syndicate S.A. and Centromin Peru S.A.+**

10.49	Additional Clause to the Lease Agreement dated October 29, 2004, between Minera Peru Copper Syndicate S.A. and Centromin Peru S.A.+**

10.50	Lease Agreement dated April 10, 2004, between Eneida Enriquez Goycochea and Minera Peru Copper Syndicate S.A.+**

10.51	Lease Agreement dated May 28, 2004, between Minera Peru Copper Syndicate S.A. and Maria A. De Olazabal Oviedo De Preble+**

10.52	Consulting Services Agreement dated October 15, 2004, between Minera Peru Copper Syndicate S.A. and Julian Tupac Yupanqui+**

10.53	Waiver Letter dated as of January 19, 2005, from BMO Nesbitt Burns Inc.**

10.54	Waiver Letter dated as of February 22, 2005, from BMO Nesbitt Burns Inc.**

10.55	Supplemental Warrant Indenture dated as of April 15, 2005 between Peru Copper Inc., Computershare Trust Company of Canada and Computershare Trust Company, Inc.**

10.56	Lease Agreement dated June 6, 2005, between Minera Peru Copper Syndicate S.A. and Alvaro Gonzalo Gutierrez Cueva

10.57	Contract for Study, dated September 8, 2005, between Peru Copper Inc. and SNC-Lavalin Chile S.A.

17.1	Resignation Letter from Milton H. Ward, former director of Peru Copper Inc., dated January 20, 2005**

21.1	Subsidiaries of Peru Copper Inc.**

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Independent Mining Consultants, Inc.**

23.4	Consent of Cassels Brock & Blackwell LLP**

23.5	Consent of SVS Ingenieros S.A.**+

23.6	Consent of Porzio, Bromberg & Newman P.C.**

23.7	Consent of Independent Mining Consultants, Inc. dated May 27, 2005**

23.8	Consent of Brook Hunt & Associates Ltd.

24.1	Powers of Attorney**

24.2	Power of Attorney for Thomas J. O’Neil, dated February 25, 2005**

99.1	Toromocho Resource Estimate Technical Report issued by Independent Mining Consultants, Inc. dated August 25, 2004**

99.2	Toromocho Project Resource Estimate Update Technical Report issued by Independent Mining Consultants, Inc. dated May 11, 2005**

99.3	Press release, dated October 5, 2005, announcing increase in copper resources at Toromocho project

99.4	Press release, dated November 7, 2005, announcing retention of UBS Investment Bank as financial advisor

**	Previously filed.
+	English translation.